

Kellwood
COMPANY

2005 ANNUAL REPORT

KELLWOOD

Company PROFILE

Kellwood Company (NYSE: KWD), headquartered in St. Louis, Missouri, is a leading marketer of apparel and consumer soft goods. Our brands are designed to meet and exceed our consumer's needs and expectations. Specializing in branded products, the Company markets to all channels of distribution with products and brands tailored to the specific channel. The Company employs over 30,000 associates worldwide.

Mission

To build on our cornerstones of diversification, fashion and value to enhance our position as a premier marketer of branded soft goods that appeal to a broad spectrum of consumers.

Company Sales Mix*

(percent of total sales)

60%	24%	16%
Women's SPORTSWEAR	Men's SPORTSWEAR	Other SOFT GOODS

*Based on Fiscal Year 2005 Sales for Ongoing Operations

About the Cover

The model is wearing a black and white pique jacket paired with white denim boot cut jeans from our Sag Harbor® Spring collection.

Contents

Financial Highlights

(Amounts in thousands, except per share data)

	2005 (4)	2004	2003	2002 (1, 2)	2001
Fiscal year ended	**1/28/2006**	1/29/2005	1/31/2004	2/1/2003	2/2/2002
Net sales	**$2,062,144**	$2,199,976	$1,970,985	$1,743,840	$1,802,253
Costs and expenses:					
Cost of products sold	**1,637,433**	1,720,810	1,552,538	1,392,319	1,454,009
Selling, general and administrative expenses	**333,082**	346,410	285,456	251,104	244,001
Amortization of goodwill and intangible assets	**10,685**	11,804	7,902	5,044	7,850
Provision for business and facilities realignment	**—**	—	—	11,716	—
Impairment, restructuring and related non-recurring charges	**42,341**	—	—	—	—
Interest expense, net	**23,240**	25,860	24,676	25,769	32,921
Other (income) and expense, net	**(1,346)**	(2,126)	(2,346)	1,321	(90)
Earnings before income taxes	**16,709**	97,218	102,759	56,567	63,562
Net earnings from continuing operations	**23,103**	64,387	67,847	37,707	40,699
Net (loss) earnings from discontinued operations (3, 5)	**(61,516)**	1,949	(456)	4,303	(2,969)
Net (loss) earnings	**$ (38,413)**	$ 66,336	$ 67,391	$ 42,010	$ 37,730
Weighted average shares outstanding:					
Basic	**26,986**	27,504	26,499	24,565	22,761
Diluted	**27,094**	28,039	27,100	24,872	22,912
Earnings (loss) per share:					
Basic:					
Continuing operations	**$ 0.86**	$ 2.34	$ 2.56	$ 1.53	$ 1.79
Discontinued operations (3, 5)	**(2.28)**	0.07	(0.02)	0.18	(0.13)
Net (loss) earnings	**$ (1.42)**	$ 2.41	$ 2.54	$ 1.71	$ 1.66
Diluted:					
Continuing operations	**$ 0.85**	$ 2.30	$ 2.50	$ 1.52	$ 1.78
Discontinued operations (3, 5)	**(2.27)**	0.07	(0.02)	0.17	(0.13)
Net (loss) earnings	**$ (1.42)**	$ 2.37	$ 2.49	$ 1.69	$ 1.65
Cash dividends declared per share	**$ 0.64**	$ 0.64	$ 0.64	$ 0.64	$ 0.64

(1) During 2002, the Company made the decision to implement realignment actions. These actions decreased 2002 earnings by $14,083 before tax ($9,112 after tax) or $0.37 per basic share ($0.37 per diluted share).

(2) Pursuant to Statement of Financial Accounting Standards No. 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting, goodwill is no longer amortized.

(3) During fiscal 2003, the Company discontinued its True Beauty by Emme® operations and sold its domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

(4) During 2005, the Company announced a Restructuring Plan (the 2005 Restructuring Plan). The costs associated with the 2005 Restructuring Plan decreased net earnings (loss) from continuing operations and net earnings (loss) from discontinued operations for the fiscal year ended January 28, 2006 by $50,366 ($35,508 after tax) or $1.32 per basic share ($1.31 per diluted share) and $71,948 ($50,508 after tax) or $1.87 per basic share ($1.86 per diluted share), respectively. Of the total costs mentioned above for continuing operations, $2,450 ($1,727 after tax) was a decrease to net sales. See Note 2 to Consolidated Financial Statements for further information.

(5) During fiscal 2005, the Company discontinued its Kellwood New England, several labels at its Oakland Operation, Private Label Menswear operations and Intimate Apparel, as part of the 2005 Restructuring Plan. As such, these operations have been reflected as discontinued operations for all periods presented. See Note 2 to Consolidated Financial Statements for further information.

Letter to Shareowners, Associates, and Customers

Kellwood did not perform to our expectations in 2005. Our legacy women's moderate sportswear and dress businesses generally experienced sales and profit declines. Our new branded initiatives did not yet gain sufficient retailer and consumer acceptance to generate acceptable financial returns.

Kellwood management is committed to aggressive action to improve performance over both the short and long-term horizons. We will discuss these plans after giving specific results on 2005.

Financial Results for Fiscal Year 2005

Sales for 2005 from ongoing operations (continuing operations excluding the impairment, restructuring and related nonrecurring charges) were $2.065 billion, down 6 percent from $2.2 billion in 2004. Net earnings in 2005 from ongoing operations were $45.6 million, or $1.68 per diluted share, versus $64.4 million, or $2.30 per diluted share, last year.

The Company ended the year with a strong balance sheet and excellent liquidity.

- Cash was $433 million. This is especially noteworthy given the repurchase of 2.2 million shares of Kellwood's outstanding shares for a total of $55.4 million.
- Total debt was $508 million, or 45.5 percent of total capital — and our net debt position (debt less cash) was 11.0 percent of net capital.
- Inventory stood at 50 days at year end, and averaged 53 days of supply in 2005 versus 54 days in 2004.
- Average operating working capital as a percent of sales was 15.6 percent in 2005 versus 15.5 percent in 2004.

A discussion on specific operating segments begins on page 25 in the enclosed Form 10-K under Management's Discussion and Analysis.

Improvement Plans

Restructuring

In July 2005, after a major review of Kellwood's divisions and portfolio of brands, we decided to exit several businesses that were underperforming and no longer complemented the Company's long-term strategy of building consumer lifestyle brands. At the time of the announcement, we estimated the total cost of the restructuring effort to be $225 million before tax. The execution of this restructuring plan has gone very well resulting in the successful sale of certain businesses and the liquidation and closing of other assets and operations. We adhered to our original timetable and came in $70 million below budget before tax.

Talent

We are focused and committed to recruiting, developing, motivating, and retaining the best team of associates possible. In 2005 we brought on board a new corporate vice president of human resources, David LaRocca, and a new chief information officer, Michael Saunders. Sag Harbor, Calvin Klein better women's sportswear, and O Oscar by Oscar de la Renta women's sportswear each has new senior management and design teams. Sag Harbor will be led by Paul Robb and Fran Boland. Calvin Klein will be led by Steve Ruzow, and O Oscar will be led by Maria Viccaro. The efforts of these newly assigned associates will first be visible in our Fall 2006 lines available on retail selling floors.

Consumer and Brand Focus

We made solid progress on reducing our overall cycle time in 2005. This allows us to be more fashion correct in future seasons and to take advantage of late-breaking trends. Consumer research was intensified and we are developing better ways to incorporate it into our business processes. Increased advertising expenditures began to yield positive results as Sag Harbor® moved up significantly in brand awareness, and sales of Baby Phat® sportswear (licensed to BP Clothing) increased dramatically.

We will continue to accelerate our efforts in these areas, as well as carefully analyzing the ever-changing retail landscape to best understand how and where to deliver our products to the market place.

Management Update

As a part of our carefully conceived two-year senior management succession plan, I succeeded Hal Upbin as chief executive officer on June 1, 2005. Hal retired from his post of chairman of the board on January 31, 2006. His contributions to Kellwood are innumerable, and our tribute to my mentor and friend appears in the sidebar to my letter.

Ben Blount, the retired executive vice president, finance, planning and administration, and chief financial officer of Oxford Industries, joined our board of directors in September 2005. Ben and I worked together effectively for a number of years and Kellwood will benefit from his experience and wisdom.

In recognition of their contributions to Kellwood, Lee Capps and Tom Pollihan were promoted in June 2005. Lee was elected chief operating officer in addition to his current position of chief financial officer, and Tom was named executive vice president, secretary, and general counsel. Formerly, Tom was senior vice president as well as secretary and general counsel.

Greg Kleffner was named vice president finance and controller June 1, 2005. He succeeded Larry Hummel who retired in July 2005 after a 26-year career at Kellwood in accounting and finance.

The Future/Performance 2010

In order to better coalesce Kellwood's efforts to improve our results, we are introducing our new Strategic Imperatives, Performance 2010. The five components are:

1. *People Performance*

   We will recruit the best available talent and build exemplary training and development programs. We will emphasize individual and team accountability, clear metrics for performance, and leveraging best practices across the company.



A Tribute to Hal J. Upbin, Retired Chairman

After 17 years with Kellwood, on January 31, 2006, Hal Upbin retired from his post as chairman of the board. He joined the Kellwood family in 1988, as president of American Recreation Products, one of the Company's business units, and rapidly rose to the top of Kellwood.

In 1990 he was named vice president of corporate development where he oversaw the acquisition strategy for Kellwood. From 1994 to 1997, he held the position of president and COO, and relinquished the post of president in December 2003. He was elected to the board of directors in 1995 and elected chairman of the board in December 1999. Hal held the post of chief executive officer from December 1997 through May 2005.

Known for his vision and entrepreneurial expertise, Hal continued Kellwood's transformation from a private label business to a marketer of lifestyle brands. Under his leadership, he standardized infrastructures and processes across all Kellwood divisions through his "Vision 2000" initiative. He was the architect behind diversifying the Company's portfolio of brands. Under his direction and management, the Company's revenues grew to $2.1 billion from $1.4 billion in 1995.

Active in a wide range of industry, charitable and community associations, Hal continues to serve as a consultant for Kellwood. Hal has been and will remain an inimitable figure in the Company's history and will be remembered for his tenacity, his vision, and his leadership.

2. *Product Performance*
   We will focus on being fashion right and delivering outstanding fit, quality and value. We will judge our performance by careful monitoring of sell through at retail. We will utilize tools such as consumer research and reduced cycle times to help drive more timely response to trends and overall product excellence.

3. *Portfolio Performance*
   We will balance and diversify our portfolio by adding focused, differentiated lifestyle brands that target underserved consumers/customers with opportunities for extensions across multiple categories. We will focus on actions to improve performance, and build those consumer lifestyle brands which exist in our current portfolio. We will continuously review our existing portfolio for opportunities to exit marginal or underperforming businesses and to consolidate and leverage our infrastructure for increased cost efficiency.

4. *Cultural Performance*
   We will endeavor to be pragmatic, candid, and open to change and new ideas to grow our business.

5. *Financial Performance*
   We will focus on meaningfully increasing our EBITDA percentage. We will achieve this by investing in new and existing businesses that meet or exceed our target, disciplined expense control, and by exiting underperforming businesses. We will continue to carefully monitor our return on total capital employed as a key financial measure.

Outlook

Kellwood is in the early stages of a turnaround. While we are pleased with the efforts to date, we do not expect to see meaningful, positive comparable results until the second half of fiscal year 2006 and beyond. Overall sales, operating earnings, and net earnings are expected to be flat with 2005 at approximately $2.0 billion in sales, $105 million of operating earnings (not including $4.3 million of stock option expense), and $44 million of net earnings, or $1.70 per diluted share.

Women's Sportswear sales are expected to decrease by approximately $72 million, or 6 percent to $1,175 million. The principal reasons for this planned decrease include the anticipated fallout from the recent consolidations at retail, and a planned reduction in sales of off-price merchandise. Men's Sportswear sales are planned to remain in the range of $505 million. Other Soft Goods sales are planned to increase by approximately 2 percent to $320 million.

During 2005 we have appropriately focused on "getting our house in order" or setting in place the steps to improve our existing businesses. In 2006 we will begin again to aggressively pursue acquisition opportunities to strengthen our portfolio.

I will close by thanking our customers, our shareholders and our associates for their continued support and by assuring them that the Kellwood senior management team is completely focused on substantial earnings improvement, and increased shareholder value.



Robert C. Skinner, Jr.
Chairman, President
and Chief Executive Officer

April 10, 2006



Women's
SPORTSWEAR

▲ Our lifestyle brands outfit our customers from head to toe in casual, dress, career, evening and accessories. We provide apparel in a range of popular-to-moderate to better-to-bridge price points through all channels of distribution to reach all generations.

Featured here is a printed chiffon baby doll cami dress with beaded straps from *XOXO*.® The collection interprets high-fashion style straight off the runway with a mix of trendy looks and makes fashion available and affordable for this edgy, contemporary lifestyle.

▼ Reflecting the personal tastes of our customers, we develop comfortable and versatile brands with classic translations and distinctive fashions from traditional to modern.

Featured here from Phat Farm's Spring/Summer campaign is a model wearing a jacquard jersey polo with a multi-striped jacket, paired with a stone washed jean.

A symbol of Classic American Flava,® Phat Farm mixes the hip-hop lifestyle of the streets and the preppy culture of the Ivy League.

For the consumer, both Phat Farm® and Baby Phat® deliver a targeted message — setting the new standard in sportswear and establishing a complete American lifestyle brand.

SPORTSWEAR



KELLWOOD

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 28, 2006

OR

__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1-7340

KELLWOOD COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	36-2472410
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

600 KELLWOOD PARKWAY, P.O. BOX 14374, ST. LOUIS, MO — 63178
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code (314) 576-3100

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]   Accelerated Filer [X]   Non-Accelerated Filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The Company estimates that the aggregate market value of the Common Stock held by nonaffiliates on July 30, 2005 (based upon the closing price of these shares on the New York Stock Exchange) was approximately $676,612,780.

At March 4, 2006, Kellwood Company had 25,634,724 shares of Common Stock, par value $0.01, outstanding.

Documents Incorporated By Reference
Certain portions of the registrant's Proxy Statement for Annual Meeting of Shareowners to be held on June 1, 2006 are incorporated in Part III of this Form 10-K.

KELLWOOD COMPANY
FORM 10-K FOR THE YEAR ENDED JANUARY 28, 2006
TABLE OF CONTENTS

PART I

Item 1. Business

The Company's fiscal year ends on the Saturday nearest January 31. References to the Company's fiscal years represent the following:

Fiscal Year	Represents the 52 weeks ended
2005	January 28, 2006
2004	January 29, 2005
2003	January 31, 2004

(a) Kellwood Company and its subsidiaries (the Company) are marketers of apparel and consumer soft goods. The Company specializes in branded as well as private label products, and markets to all channels of distribution with product specific to a particular channel. Most of the Company's products are purchased from foreign contract manufacturers. The Company's Smart Shirts operation, discussed below, manufactures its own products.

Kellwood Company was founded in 1961 as the successor by merger of fifteen independent suppliers to Sears. Beginning in 1985, the Company implemented a business strategy to expand its branded label products, broaden its customer base, increase its channels of distribution and further develop its global product sourcing capability. As a result of this strategy, the Company has redirected its focus from primarily the manufacturing of private label apparel and home fashions for Sears to a marketing-driven emphasis on branded apparel and related soft goods. The Company's strategy has expanded its branded label products, diversified its customer base, broadened its channels of distribution and further developed its global product sourcing capabilities. Also as part of this strategy, Kellwood has acquired 24 domestic companies or businesses since 1985. The following companies were acquired since 1998:

Company Name	Date of Acquisition
• Phat Fashions, LLC/Phat Licensing, LLC	February 2004
• Briggs New York Corp.	February 2003
• Gerber Childrenswear, Inc.	June 2002
• Group B Clothing Co., Inc.	December 2000
• Romance Du Jour, Inc.	September 2000
• Dorby Frocks, Ltd.	September 2000
• Academy Broadway	August 2000
• Koret, Inc.	April 1999
• Fritzi California	December 1998

These companies are principally marketers of branded apparel. In addition to its domestic acquisitions, in the early 1980's, the Company acquired Smart Shirts Limited (Smart Shirts) of Hong Kong, a leading shirt manufacturer in the Far East. Since its acquisition, Smart Shirts has diversified its manufacturing capabilities from its principal base of Hong Kong to China, Sri Lanka and the Philippines.

(b) The information required by this Item constitutes part of the Company's 2005 Consolidated Financial Statements, under the caption "Industry Segment and Geographic Area Information," in Note 14 to Consolidated Financial Statements, which information is included in Item 8 to this Form 10-K.

(c) The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. These products are manufactured primarily in Asia.

(i) The Company's divisions are aggregated into three major consumer market product groupings along with General Corporate, which represent the Company's four reportable segments. The three major consumer segments are as follows:

- **Women's Sportswear** designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. Product lines include blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines – upper price point women's sportswear sold principally to specialty stores, department stores and catalog houses. A partial list of such brands owned by the Company are Sag Harbor®, Koret®, Dorby™, My Michelle® and Briggs New York®. Calvin Klein®, XOXO®, IZOD®, Liz Claiborne® Dresses and Suits and David Meister™ are Women's Sportswear brands sold under licensing agreements. Sales of Women's Sportswear accounted for 60%, 63% and 66% of the Company's consolidated revenue from continuing operations in 2005, 2004 and 2003, respectively.

- **Men's Sportswear** designs, manufactures and sells men's woven and knit shirts, pants and jeans sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates® business casual shirts, sweaters and tops, Nautica®, Claiborne® and Dockers® dress shirts and Phat Farm® and Northern Isles® sportswear. Sales of Men's Sportswear accounted for 24%, 23% and 18% of the Company's consolidated revenue from continuing operations in 2005, 2004 and 2003, respectively.

- **Other Soft Goods** designs, merchandises and sells infant apparel and recreation products (tents, sleeping bags, backpacks and related products). The business is primarily branded goods including Kelty® and Sierra Designs® for recreation products and Gerber® for infant apparel. Sales of Other Soft Goods accounted for 16%, 14% and 16% of the Company's consolidated revenue from continuing operations in 2005, 2004 and 2003, respectively.

(ii) The Company anticipates no significant change in products or new industry segments, which would require a material investment. However, business acquisitions and new brands (either developed internally or through license agreements) within all three of the Company's consumer market segments are continually being considered. Overall, it is anticipated that external and internal demands will generate increasing requirements for capital investment.

In 2003 and 2004 the Company entered into several major licensing agreements, including Calvin Klein® and IZOD® for women's sportswear, XOXO® for juniors sportswear and dresses and Liz Claiborne® for women's dresses and suits. In 2004, the Company acquired Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm® and Baby Phat® brands. Part of the purchase was Phat's option to buyout the license from the menswear licensee, which the Company exercised shortly after the purchase.

(iii) The Company purchases finished goods from numerous contract manufacturers and to a lesser extent raw materials directly from numerous textile mills and yarn producers and converters. The Company has not experienced difficulty in obtaining finished goods or raw materials essential to its business in any of its business segments.

(iv) The Company is the owner of certain trade names essential to its business. The Company also licenses certain trade names in each of its business segments having various terms, which expire at various times through 2011. Further information about the Company's trade names is set forth in the Company's 2005 Consolidated Financial Statements, under the caption "Industry Segment and Geographic Area Information," in Note 14 to Consolidated Financial Statements, which information is included in Item 8 to this Form 10-K.

(v) Although the Company's various product lines are sold on a year-round basis, the demand for specific styles is seasonal. Women's Sportswear products are sold prior to each of the retail selling seasons including spring, summer, fall and holiday. Sales of Men's Sportswear and Other Soft Goods are also dependent, although to a lesser extent, on the retail selling season.

(vi) Consistent with the seasonality of specific product offerings, the Company carries necessary levels of inventory to meet the anticipated delivery requirements of its customers.

(vii) No customer accounts for more than 10% of the Company's revenues in 2005.

(viii) The Company does not believe that backlog is a meaningful or a material indicator of sales that can be expected for any period. All of the Company's backlog is expected to be filled within 12 months, but there can be no assurance that the backlog at any point in time will translate into sales in any particular subsequent period.

(ix) Government contracts or subcontracts with the Company are not material.

(x) The Company has substantial competition from numerous manufacturers and marketers, but accurate statistics relative to the competitive position of the Company's products and brands are not available. Kellwood's ability to compete depends principally on styling, service to the retailer, continued high regard for the Company's brands and trade names and price. The Company's competitors include, among others, Jones Apparel Group Inc., Liz Claiborne Inc., V.F. Corporation, Polo Ralph Lauren Corp. and Tommy Hilfiger Corp.

(xi) The Company has a continuing program for the purpose of improving its production machinery and products, which includes consumer research and advertising programs. The Company is not engaged in any material customer-sponsored research and development programs. The amount spent on research and development activities during 2005, 2004 and 2003 was not material.

(xii) In the opinion of management, there will be no material effect on the Company resulting from compliance with any federal, state or local provisions, which have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment.

(xiii) At the end of 2005, there were approximately 30,000 people employed by the Company. Substantially all of the work force is non-union, and the Company considers its relations with its employees to be satisfactory.

(d) Except for its Smart Shirts operations in the Men's Sportswear segment, the Company's foreign manufacturing operations and customers are not material. The sales, operating profit and net assets attributable to each segment are set forth under the caption "Industry Segment and Geographic Area Information" in Note 14 to the Consolidated Financial Statements, which information is included in Item 8 to this Form 10-K. Smart Shirts' operations are included in the Men's Sportswear segment and comprise 84% of sales and 85% of net assets from the continuing operations of this segment for 2005; 84% of sales and 87% of net assets from the continuing operations of this segment for 2004; and 100% of sales and 100% of net assets from the continuing operations of this segment for 2003. Almost all of Smart Shirt's net assets are located outside of the United States. Almost all of Smart Shirt's sales were in the United States in 2005, 2004 and 2003. The risk attendant to the Company's Smart Shirts operations is believed to be slightly greater than that of domestic operations primarily due to uncertainty resulting from the elimination of China quota in 2005 and the subsequent temporary imposition of safeguard provisions, foreign currency risk, risk associated with operating in multiple foreign countries and political risk. Diversification of Smart Shirts' manufacturing capacity to various countries helps to mitigate these risks.

Because approximately 78% of the Company's products are sourced from contract manufacturers, primarily in the Eastern Hemisphere, in 2002 the Company established Kellwood Trading Limited (KTL), a Far Eastern sourcing infrastructure based in Hong Kong. KTL provides sourcing only to Kellwood divisions. KTL does not have significant assets.

(e) Kellwood Company maintains a company website at www.kellwood.com. The Company makes available, free of charge through the website, its annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission (SEC). Information relating to corporate governance at the Company, including the Corporate Governance Committee Charter, Compensation Committee Charter, Audit Committee Charter and corporate governance guidelines, is available at the Company's website within the "Corporate Profile" section, under the caption "Corporate Governance" and is also available in print to any shareowner who requests it.

Item 1A. Risk Factors

The Company's financial condition and performance are subject to various risks and uncertainties, including the risk factors described below. The Company may amend or supplement the risk factors from time to time by other reports that are filed with the SEC in the future.

Risks Related to the Company

Intense competition in the apparel industry could reduce the Company's sales and profitability.

As an apparel company, the Company faces competition on many fronts including the following:

- establishing and maintaining favorable brand recognition;
- developing products that appeal to consumers;
- pricing products appropriately; and
- obtaining access to and sufficient floor space in retail outlets.

Competition in the apparel industry is intense and is dominated by a number of very large brands, many of which have greater financial, technical and marketing resources, greater manufacturing capacity and more extensive and established customer relationships than the Company does. The competitive responses encountered from these larger, more established apparel companies may be more aggressive and comprehensive than anticipated and the Company may not be able to compete effectively. The aggressive and competitive nature of the apparel industry may result in lower prices for the Company's products and decreased gross profit margins, either of which may materially adversely affect sales and profitability.

The Company's business will suffer if it fails to continually anticipate fashion trends and customer tastes.

Customer tastes and fashion trends can change rapidly. The Company may not be able to anticipate, gauge or respond to these changes within a timely manner. If the Company misjudges the market for products or product groups or if it fails to identify and respond appropriately to changing consumer demands and fashion trends, it may be faced with unsold finished goods inventory, which could materially adversely affect expected operating results and decrease sales, gross margins and profitability.

The apparel industry has relatively long lead times for the design and production of products. Consequently, the Company must in some cases commit to production in advance of orders based on forecasts of customer and consumer demand. If the Company fails to forecast demand accurately, it may under-produce or over-produce a product and encounter difficulty in filling customer orders or in liquidating excess inventory. Additionally, if the Company over-produces a product based on an aggressive forecast of demand, retailers may not be able to sell the product and cancel future orders or require retrospective price adjustments. These outcomes could have a material adverse effect on sales and brand image and seriously affect sales and profitability.

The Company's revenues and profits are sensitive to consumer confidence and spending patterns.

The apparel industry has historically been subject to cyclical variations, recessions in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits which could negatively impact the Company's business overall and specifically sales, gross margins and profitability. The success of the Company's operations depends on consumer spending. Consumer spending is impacted by a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages, energy costs, etc.), business conditions, interest rates, availability of credit and tax rates in the general economy and in the international, regional and local markets where the Company's products are sold. Any significant deterioration in general economic conditions or increases in interest rates could reduce the level of consumer spending and inhibit consumers' use of credit. In addition, war, terrorist activity or the threat of war and terrorist activity may adversely affect consumer spending, and thereby have a material adverse effect on the Company's financial condition and results of operations.

The concentration of the Company's customers could adversely affect the Company's business.

The Company's twenty largest customers accounted for approximately 73% of sales in fiscal 2005, with the largest customer accounting for 9% of total fiscal 2005 sales. The Company does not have long-term contracts with any customers, and sales to customers generally occur on an order-by-order basis and are subject to certain rights of cancellation and rescheduling by the customer.

A decision by any of the Company's major customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from the Company, or to change their manner of doing business with the Company, could substantially reduce revenues and materially adversely affect the Company's profitability.

Consolidation and change in the retail industry may eliminate existing or potential customers.

A number of apparel retailers have experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. During past years, various apparel retailers, including some of the Company's customers, have experienced financial problems that have increased the risk of extending credit to those retailers. Financial problems with respect to any of the Company's customers could cause it to reduce or discontinue business with those customers or require it to assume more credit risk relating to those customers' receivables, either of which could have a material adverse effect on the Company's business, results of operations and financial condition.

There has been and continues to be merger, acquisition and consolidation activity in the retail industry. Future consolidation could reduce the number of the Company's customers and potential customers. A smaller market for the Company's products could have a material adverse impact on its business and results of operations. In addition, it is possible that the larger customers, which result from mergers or consolidations, could decide to perform many of the services that the Company currently provides. If that were to occur, it could cause the Company's business to suffer.

With increased consolidation in the retail industry, the Company is increasingly dependent upon key retailers whose bargaining strength and share of the Company's business is growing. Accordingly, the Company faces greater pressure from these customers to provide more favorable trade terms. The Company could be negatively affected by changes in the policies or negotiating positions of its customers. The Company's inability to develop satisfactory programs and systems to satisfy these customers could adversely affect operating results in any reporting period.

Loss of key personnel could disrupt the Company's operations.

The Company's continued success is dependent on the ability to attract, retain and motivate qualified management, administrative and sales personnel to support existing operations and future growth. Competition for qualified personnel in the apparel industry is intense and the Company competes for these individuals with other companies that in many cases have greater financial and other resources. The loss of the services of any members of senior management, or the inability to attract and retain other qualified personnel could have a material adverse effect on the Company's business, results of operations and financial condition.

The extent of the Company's foreign sourcing and manufacturing may adversely affect the Company's business.

For fiscal 2005, approximately 93% of the Company's products were manufactured outside the United States. As a result of the magnitude of the Company's foreign sourcing and manufacturing, its business is subject to the following risks:

- uncertainty caused by the elimination of import quotas in China. Such quotas have been replaced by safeguard provisions that continue to provide limits on importation of apparel on China. The operation and effects of these safeguard provisions are uncertain and could result in delays in imports and supplies. As a result, the Company will have to monitor and manage the Company's sourcing of products and develop alternative sourcing plans, if necessary, to alleviate the impact of any anticipated impact of safeguard provisions;

- political and economic instability in countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;

- imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries;

- imposition of duties, taxes and other charges on imports;

- significant fluctuation of the value of the dollar against foreign currencies;

- restrictions on the transfer of funds to or from foreign countries;

- political instability, military conflict, or terrorism involving the United States, or any of the many countries where the Company's products are manufactured, which could cause a delay in transportation, or an increase in transportation costs of raw materials or finished product;

- disease epidemics and health related concerns, such as SARS or the mad cow or hoof and mouth disease outbreaks in recent years, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

- reduced manufacturing flexibility because of geographic distance between the Company and its foreign manufacturers, increasing the risk that the Company may have to mark down unsold inventory as a result of misjudging the market for a foreign-made product; and

- violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If these risks limit or prevent the Company from selling or manufacturing products in any significant international market, prevent the Company from acquiring products from foreign suppliers, or significantly increase the cost of the Company's products, its operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact the Company's business.

The success of the Company's licenses depends on the value of the licensed brands.

Many of the Company's products are produced under license agreements with third parties. Similarly, the Company licenses some of its brand names to other companies. The Company's success depends on the value of the brands and trademarks that it licenses and sells. Brands that the Company licenses from third parties are integral to its business as is the implementation of its strategies for growing and expanding these brands and trademarks. The Company markets some of its products under the names and brands of recognized designers. The Company's sales of these products could decline if any of those designer's images or reputations were to be negatively impacted. Additionally, the Company relies on continued good relationships with both licensees and licensors, of certain trademarks and brand names. Adverse actions by any of these third parties could damage the brand equity associated with these trademarks and brands, which could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's profitability and earnings could be negatively affected if sales of certain products are not sufficient to offset the minimum royalty payments it must pay with respect to these products.

Many of the license agreements the Company has require significant minimum royalty payments. The Company's ability to generate sufficient sales and profitability to cover these minimum royalty requirements is not guaranteed and if sales of such products are not sufficient to generate these minimum payments, it could have a material adverse effect on the Company's business, results of operations and financial conditions.

The Company's competitive position could suffer, if its intellectual property rights are not protected.

The Company believes that its trademarks, patents, technologies and designs are of great value. From time to time, third parties have challenged, and may in the future try to challenge, the Company's ownership of its intellectual property. The Company is susceptible to others imitating its products and infringing its intellectual property rights. The Company's licensing agreements with more recognized designers may cause it to be more susceptible to infringement of its intellectual property rights, as some of the Company's brands enjoy significant worldwide consumer recognition and generally higher pricing thus creating additional incentive for counterfeiters and infringers. Imitation or counterfeiting of the Company's products or infringement of its intellectual property rights could diminish the value of its brands or otherwise adversely affect its revenues. The Company cannot assure the reader that the actions it has taken to establish and protect its trademarks and other intellectual property rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to invalidate its trademarks or block sales of its products as a violation of the trademarks and intellectual property rights of others. In addition, the Company cannot assure the reader that others will not assert rights in, or ownership of, its trademarks and other intellectual property rights or in similar marks or marks that the Company licenses and/or markets or that it will be able to successfully resolve these conflicts to the Company's satisfaction. The Company may need to resort to litigation to enforce its intellectual property rights, which could result in substantial costs and diversion of resources.

Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs.

Fluctuations in the price, availability and quality of the fabrics or other raw materials used in the Company's manufactured apparel could have a material adverse effect on cost of sales or its ability to meet customer demands. The prices for fabrics depend largely on the market prices for the raw materials used to produce them, particularly cotton. The price and availability of the raw materials and, in turn, the fabrics used in the Company's apparel may fluctuate significantly, depending on many factors, including crop yields, weather patterns and changes in oil prices. The Company may not be able to pass higher raw materials prices and related transportation costs on to its customers.

The Company's reliance on independent manufacturers could cause delays and damage customer relationships.

The Company uses independent manufacturers to assemble or produce a substantial portion of its products. The Company is dependent on the ability of these independent manufacturers to adequately finance the production of goods ordered and maintain sufficient manufacturing capacity. The use of independent manufacturers to produce finished goods and the resulting lack of direct control could subject the Company to difficulty in obtaining timely delivery of products of acceptable quality. The Company generally does not have long-term contracts with any independent manufacturers. Alternative manufacturers, if available, may not be able to provide the Company with products or services of a comparable quality, at an acceptable price or on a timely basis. There can be no assurance that there will not be a disruption in the supply of the Company's products from independent manufacturers or, in the event of a disruption, that it would be able to substitute suitable alternative manufacturers in a timely manner. The failure of any independent manufacturer to perform or the loss of any independent manufacturer could have a material adverse effect on the Company's business, results of operations and financial condition.

Additionally, the Company requires its manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. The Company also sometimes imposes upon its business partners operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and the Company's staff periodically visits and monitors the operations of its independent manufacturers to determine compliance. However, the Company does not control its independent manufacturers or their labor and other business practices. If one of the Company's manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products could be interrupted, orders could be cancelled, relationships could be terminated and the Company's reputation could be damaged. Any of these events could have a material adverse effect on the Company's revenues and, consequently, its results of operations.

Acquisitions have accounted for a significant portion of the Company's past sales growth and it may not find suitable acquisition candidates in the future.

Acquisitions have accounted for a significant portion of the Company's sales growth in the past, and it expects to continue to generate a significant portion of its sales growth through acquisitions in the future. The Company's sales growth may be adversely affected if it is unable to find suitable acquisition candidates at reasonable prices, it is not successful in integrating any acquired businesses in a timely manner, or such acquisitions do not achieve anticipated results. In addition, future acquisitions could use substantial portions of the Company's available cash for all or a portion of the purchase price. The Company could also issue additional securities as consideration for these acquisitions, which could cause its stockholders to suffer significant dilution.

Acquisitions may create transitional challenges.

The Company's business strategy includes growth through strategic acquisitions. That strategy depends on the availability of suitable acquisition candidates at reasonable prices and the Company's ability to quickly resolve challenges associated with integrating these acquired businesses into its existing business. These challenges include:

- integration of product lines, sales forces and manufacturing facilities;
- decisions regarding divestitures, inventory write-offs and other charges;
- employee turnover, including key management and creative personnel of the acquired businesses;
- disruption in product cycles;
- loss of sales momentum;
- maintenance of acceptable standards, controls, procedures and policies;
- potential disruption of ongoing business and distraction of management;
- impairment of relationships with employees and customers, as a result of integrating new personnel;
- inability to maintain relationships with customers of the acquired business;
- failure to achieve the expected benefits of the acquisition;
- expenses of the acquisition; and
- potential unknown liabilities and unanticipated expenses associated with the acquired businesses.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that the Company's stockholders might consider to be in their best interests.

The Company is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits "business combinations" between a publicly-held Delaware corporation and an "interested stockholder" which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock during the three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of the Company that its stockholders might consider to be in their best interests.

Item 1B. Unresolved Staff Comments
None.

Item 2. Properties

At January 28, 2006, the Company operated 35 distribution or production facilities worldwide. The Company's operating facilities are primarily owned or leased under operating leases that generally contain renewal options. The Company leases its corporate office space in St. Louis County, Missouri and New York City, as well as showrooms and division office space, a substantial portion of which is in New York City.

Women's Sportswear

This segment currently operates eight warehousing and distribution centers totaling approximately 2.2 million square feet including:

- A 533,000 square foot warehouse and distribution center in the Los Angeles area;
- A multi-tiered 880,000 square foot warehouse and distribution center in Trenton, Tennessee; and
- A 400,000 square foot warehouse and distribution center in Chico, California.

These facilities serve multiple divisions, thereby generating economies of scale in warehousing and distribution activities.

Three facilities totaling approximately 558,000 square feet were closed during February 2006 as part of the 2005 Restructuring Plan, as further discussed in Note 2 to Consolidated Financial Statements.

Men's Sportswear

This segment currently operates one warehouse and distribution center and 13 manufacturing facilities totaling approximately 1.35 million square feet. All of these facilities relate to the Company's Smart Shirts subsidiary. Smart Shirts' subsidiaries manage operations in Hong Kong, Sri Lanka, Philippines and China.

Additionally, this segment shares the warehousing and distribution center in Trenton, Tennessee with the Women's Sportswear segment.

Other Soft Goods

This segment operates:

- Four domestic warehousing and distribution facilities and one warehousing and distribution facility in Canada totaling approximately 746,000 square feet;
- One manufacturing facility totaling approximately 71,000 square feet located in the Dominican Republic; and
- Two domestic warehousing and distribution facilities totaling approximately 211,000 square feet to support the buyer of the Biflex intimate apparel business.

Operations ceased at two facilities totaling approximately 100,000 square feet as of January 28, 2006. These facilities were fully closed during February and March of 2006 as part of the 2005 Restructuring Plan, as further discussed in Note 2 to Consolidated Financial Statements.

In management's opinion, the Company's current facilities generally are well maintained and provide adequate capacity for future operations. However, management continues to evaluate the need to reposition the Company's portfolio of businesses and facilities to meet the needs of the changing markets it serves and to reflect the international business environment.

Item 3. Legal Proceedings

The Company is currently party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the last quarter of the year covered by this report.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Data

	2005			2004		
	Stock Price		Dividends	Stock Price		Dividends
	High	Low	Paid	High	Low	Paid
First Quarter	$ 30.55	$ 24.88	$ 0.16	$ 43.60	$ 37.47	$ 0.16
Second Quarter	28.42	23.75	0.16	45.10	36.88	0.16
Third Quarter	26.11	21.94	0.16	41.13	31.32	0.16
Fourth Quarter	24.84	21.83	0.16	36.17	28.00	0.16

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At March 4, 2006, there were approximately 2,734 shareowners of record.

In July 2005, the Company announced a stock repurchase program (Stock Repurchase Program). The Board of Directors authorized the Company to repurchase, at the Company's discretion, up to ten percent of the outstanding shares of its common stock through open market or privately negotiated transactions. The Board of Directors has approved the investment of up to $75,000,000 for this purpose. During fiscal year 2005, the Company repurchased 2,218,200 shares at an average price of $24.99 per share, totaling $55,430,070. Payments made under the Stock Repurchase Program are recorded in Treasury Stock on the Consolidated Balance Sheet.

Fiscal Month	Total Number of Shares (or Units) Purchased	Average Price as Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November (10/30/05-12/3/05)	-	$ -	-	565,585
December (12/4/05-12/31/05)	-	-	-	565,585
January (1/1/06-1/28/06)	-	-	-	565,585
Total	-	$ -	-	565,585

The Company has two stock option plans (one for employees and one for non-employee directors) and a corporate development incentive plan, all of which are publicly announced plans. Under these plans, the Company can repurchase previously owned shares from employees to cover the exercise price of the options or employee tax liabilities. The table below summarizes stock repurchases under these programs for the fourth quarter of 2005.

Period	Total Number of Shares Purchased	Average Price Paid per Share
10/30/05 – 12/3/05	415	$ 22.19
12/4/05 – 12/31/05	-	-
01/1/06 – 01/28/06	-	-
Total	415	$ 22.19

Item 6. Selected Financial Data

The selected financial data below for the last five fiscal years presents consolidated financial information of Kellwood Company and subsidiaries and have been derived from the Company's audited consolidated financial statements (dollars in thousands, except per share data).

	2005[4]	2004	2003	2002[1], [2]	2001
Fiscal year ended	1/28/2006	1/29/2005	1/31/2004	2/1/2003	2/2/2002
Net sales	$ 2,062,144	$ 2,199,976	$ 1,970,985	$ 1,743,840	$ 1,802,253
Net earnings from continuing operations	23,103	64,387	67,847	37,707	40,699
Net (loss) earnings from discontinued operations [3], [5]	(61,516)	1,949	(456)	4,303	(2,969)
Net (loss) earnings	$ (38,413)	$ 66,336	$ 67,391	$ 42,010	$ 37,730
Earnings (loss) per share:					
Basic:					
Continuing operations	$ 0.86	$ 2.34	$ 2.56	$ 1.53	$ 1.79
Discontinued operations [3], [5]	(2.28)	0.07	(0.02)	0.18	(0.13)
Net (loss) earnings	$ (1.42)	$ 2.41	$ 2.54	$ 1.71	$ 1.66
Diluted:					
Continuing operations	$ 0.85	$ 2.30	$ 2.50	$ 1.52	$ 1.78
Discontinued operations [3], [5]	(2.27)	0.07	(0.02)	0.17	(0.13)
Net (loss) earnings	$ (1.42)	$ 2.37	$ 2.49	$ 1.69	$ 1.65
Cash dividends declared per share	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Cash	432,825	261,009	178,678	209,516	68,721
Working capital	689,238	720,909	581,001	591,680	539,828
Total assets	1,513,646	1,579,892	1,292,074	1,254,579	1,044,424
Long-term debt	494,806	469,657	271,877	278,115	307,869
Short-term debt	13,571	149	2,743	26,596	18,811
Total debt	508,377	469,806	274,620	304,711	326,680
Shareowners' Equity	609,367	713,524	639,688	559,119	456,699
Equity per Share	22.49	25.45	23.60	22.48	19.93

[1] During 2002, the Company made the decision to implement realignment actions. These actions decreased 2002 earnings by $14,083 before tax ($9,112 after tax) or $0.37 per basic share ($0.37 per diluted share).

[2] Pursuant to Statement of Financial Accounting Standards No. 142, the Company adopted new accounting for goodwill beginning in 2002. Under this new accounting, goodwill is no longer amortized.

[3] During fiscal 2003, the Company discontinued its True Beauty by Emme® operations and sold its domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

[4] During 2005, the Company announced a Restructuring Plan (the 2005 Restructuring Plan). The costs associated with the 2005 Restructuring Plan decreased net earnings (loss) from continuing operations and net earnings (loss) from discontinued operations for the fiscal year ended January 28, 2006 by $50,366 ($35,508 after tax) or $1.32 per basic share ($1.31 per diluted share) and $71,948 ($50,508 after tax) or $1.87 per basic share ($1.86 per diluted share), respectively. Of the total costs mentioned above for continuing operations, $2,450 ($1,727 after tax) was a decrease to net sales. See Note 2 to Consolidated Financial Statements for further information.

[5] During fiscal 2005, the Company discontinued its Kellwood New England, several labels at its Oakland Operation, Private Label Menswear operations and Intimate Apparel, as part of the 2005 Restructuring Plan. As such, these operations have been reflected as discontinued operations for all periods presented. See Note 2 to Consolidated Financial Statements for further information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (Dollars in thousands, except per share data)

FINANCIAL REVIEW

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, liquidity, capital resources and operating segment results. The amounts and disclosures included in management's discussion and analysis of financial condition and results of operations, unless otherwise indicated, are presented on a continuing operations basis. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

The Company's internal reporting utilizes net earnings, earnings per share and gross profit excluding the impairment, restructuring and related non-recurring charges and the tax benefit from repatriation discussed below. Such items excluding the impairment, restructuring and related non-recurring charges and the income tax benefit from repatriation are referred to as ongoing. Management evaluates each of its divisions using these ongoing measures in order to isolate the results of operations by excluding these charges and benefits, which were infrequent and non-recurring. Therefore, throughout management's discussion and analysis of financial condition and results of operations, there will be a discussion of operating results both including and excluding the impairment, restructuring and related non-recurring charges. The ongoing amounts that exclude the impairment, restructuring and related non-recurring charges are non-GAAP measures and may not be comparable to measures used by other entities.

OPERATING RESULTS

2005 Restructuring Plan

During the second quarter of 2005, the Company announced a Restructuring Plan (the 2005 Restructuring Plan) aimed at advancing the Company's corporate objectives of increasing its penetration of consumer lifestyle brands with strong growth and profit potential while reducing exposure to smaller volume brands and certain private label businesses. The 2005 Restructuring Plan resulted from a thorough strategic reassessment of all of the Company's business operations. This reassessment was performed in the second quarter of 2005 and was directed by the Company's Chief Executive Officer who was named to that position during the second quarter. The strategic reassessment focused on the Company's businesses that had experienced profitability issues and considered the alignment of the businesses with the Company's refreshed strategy, which considered, among other things, market place developments affecting the retail landscape and the Company's retail customers.

Under the 2005 Restructuring Plan, the Company:

- Sold the Biflex and Dotti operations and shut down the remaining operations making up its Kellwood Intimate Apparel Group (Intimate Apparel) division;
- Sold the David Brooks operation and shut down the remaining operations making up its Kellwood New England division;
- Shut down its Private Label Menswear (which does not include the Company's Smart Shirts subsidiary) division;
- Restructured its Oakland Operation by exiting several labels to better focus on developing the Koret brand; and
- Made organization and support infrastructure changes for certain ongoing divisions and reviewed assumptions regarding future profitability and their effect on the realizability of fixed and intangible assets of certain brands, labels and operations.

The results of operations and impairment, restructuring and related non-recurring charges for the businesses sold and shut down are reported as discontinued operations. The gains and losses on consummated transactions involving the sale of operations are included as part of net loss from discontinued operations and are not significant. See Note 4 to Consolidated Financial Statements for further information on the operating results and financial position of the discontinued businesses.

Costs associated with the 2005 Restructuring Plan include impairment of intangible assets, inventory and purchase commitment reserves, contractual obligations, employee severance and termination benefits, fixed asset impairment and sales allowances. The total cost of these actions is expected to be approximately $155,000 before tax ($110,000 after tax or $4.06 per diluted share). Of this amount, $122,314 before tax ($86,016 after tax or $3.17 per diluted share) was recorded in 2005. The remaining amounts will be charged in 2006 and later years as required by Generally Accepted Accounting Principles.

The reduction in the total expected cost of the 2005 Restructuring Plan from the original estimate of $225,000 before tax ($155,000 after tax or $5.51 per diluted share) to the current estimate of $155,000 before tax ($110,000 after tax or $4.06 per diluted share) is due to a number of factors:

- Much better than anticipated sales to existing customers without significant order cancellations or price concessions resulted in realization of inventory at higher than expected amounts;
- The sales of the assets of Biflex, Dotti and David Brooks resulted in realization of inventory at higher than expected amounts;
- New York office relocations, success in subleasing and assumptions by asset buyers were all better than anticipated, resulting in lower lease obligation costs;
- Hiring of associates by the buyers of assets and attrition were better than planned, resulting in lower severance costs; and
- Customer markdown support and chargebacks did not materialize at higher than normal levels to the extent anticipated.

The following table summarizes the total costs associated with the 2005 Restructuring Plan in 2005 and in 2006 and later for continuing and discontinued operations.

	Continuing Operations		Discontinued Operations		Total	
	Pretax	After tax	Pretax	After tax	Pretax	After tax
2005	$ 50,366	$ 35,508	$ 71,948	$ 50,508	$ 122,314	$ 86,016
2006 and later	28,517	20,926	4,169	3,058	32,686	23,984
Total	$ 78,883	$ 56,434	$ 76,117	$ 53,566	$ 155,000	$ 110,000

The impact of the actions in connection with the 2005 Restructuring Plan on the Company's reportable segments (before tax) is as follows:

	Continuing Operations		Discontinued Operations		Total	
	Total Expected Cost	Provision through January 28, 2006	Total Expected Cost	Provision through January 28, 2006	Total Expected Cost	Provision through January 28, 2006
Women's Sportswear	$ 40,101	$ 15,676	$ 21,369	$ 20,769	$ 61,470	$ 36,445
Men's Sportswear	-	-	14,545	12,848	14,545	12,848
Other Soft Goods	1,068	676	34,823	34,033	35,891	34,709
General Corporate	37,714	34,014	5,380	4,298	43,094	38,312
Total	$ 78,883	$ 50,366	$ 76,117	$ 71,948	$ 155,000	$ 122,314

Total cash outlays related to the 2005 Restructuring Plan are expected to be $20,000, net of tax benefits. Actions taken under the 2005 Restructuring Plan were substantially complete at the end of 2005.

In 2005, the costs related to the 2005 Restructuring Plan were recorded as follows:

	Fiscal Year Ended January 28, 2006		
	Continuing Operations	Discontinued Operations	Total
Net sales	$ 2,450	$ 2,266	$ 4,716
Cost of products sold	5,575	11,751	17,326
Restructuring and other non-recurring charges	9,582	33,000	42,582
Impairment of goodwill and intangible assets	30,909	18,657	49,566
Fixed asset impairment	1,850	6,274	8,124
Total pretax cost	$ 50,366	$ 71,948	$ 122,314
Total after tax cost	$ 35,508	$ 50,508	$ 86,016
Diluted loss per share	$ 1.31	$ 1.86	$ 3.17

The major components of the impairment, restructuring and related non-recurring charges and the activity through January 28, 2006 included in continuing operations were as follows:

	2005 Provision	2005 Reversals	2005 Utilization	Accrual as of January 28, 2006
Inventory and Purchase Commitment Reserves	$ 7,602	$ (2,027)	$ (2,865)	$ 2,710
Fixed Asset Impairment	2,152	(302)	(1,850)	-
Sales Allowances	2,450	-	(2,400)	50
Contractual Obligations	9,247	(451)	(5,246)	3,550
Employee Severance and Termination Benefits	786	-	(266)	520
Impairment of Intangible Assets	30,909	-	(30,909)	-
Total	$ 53,146	$ (2,780)	$ (43,536)	$ 6,830

The major components of the impairment, restructuring and related non-recurring charges and the activity through January 28, 2006 included in discontinued operations were as follows:

	2005 Provision	2005 Reversals	2005 Utilization	Accrual as of January 28, 2006
Inventory and Purchase Commitment Reserves	$ 54,651	$ (42,900)	$ (10,478)	$ 1,273
Fixed Asset Impairment	8,575	(2,301)	(6,274)	-
Sales Allowances	5,110	(2,844)	-	2,266
Contractual Obligations	21,219	(1,901)	(9,011)	10,307
Employee Severance and Termination Benefits	13,682	-	(3,899)	9,783
Impairment of Intangible Assets	18,657	-	(18,657)	-
Total	$ 121,894	$ (49,946)	$ (48,319)	$ 23,629

Inventory and Purchase Commitment Reserves include provisions to reduce inventory and purchase commitments to net realizable values. Fixed Asset Impairment includes provisions for fixed assets that were determined to be impaired in connection with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, and were written down to their fair values less cost to sell. Sales Allowances include provisions for anticipated increased deductions taken by customers on previous sales for discontinued businesses, as a direct result of the discontinuance plans. Contractual Obligations are adverse contractual arrangements under which losses are probable and estimatable and where there is no future economic benefit. These include leases and minimum payments under license agreements. Employee Severance and Termination Benefits are provided for in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Total employee severance and termination benefits will be recorded as incurred and relates to approximately 1,500 employees. See Note 5 to Consolidated Financial Statements for more information on the Impairment of Intangible Assets.

The change in estimate related to reversals of amounts originally provided for non-recurring inventory and purchase commitment reserves as part of discontinued operations resulted primarily from much better than anticipated sales to existing customers without significant order cancellations or price concessions. Additionally, the sales of the assets of Biflex, Dotti and David Brooks resulted in realization of inventory at close to its carrying value.

Discontinued Operations

Related to the Company's 2005 Restructuring Plan, as discussed in the previous section and in Note 2 to Consolidated Financial Statements, the Company's Private Label Menswear (which does not include the Company's Smart Shirts subsidiary) and several labels at its Oakland Operation were discontinued during the fourth quarter of 2005. During the third quarter of 2005, the Company's Intimate Apparel and Kellwood New England operations became discontinued. Prior to being classified as discontinued, Kellwood New England and the labels at the Oakland Operation were included in the Women's Sportswear segment, the Private Label Menswear operations were included in the Men's Sportswear segment, and Intimate Apparel was included in the Other Soft Goods segment.

During the fourth quarter of 2003, the Company discontinued its True Beauty by Emme® (True Beauty) operations. This included the termination of the related license agreement. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment.

During the third quarter of 2003, the Company finalized an agreement to sell its domestic and European hosiery (Hosiery) operations for $7,500 plus reimbursement of $2,800 for costs incurred by the Company in connection with the closure of certain facilities. As such, the operations of the Hosiery business were discontinued. The restructuring charges associated with the Hosiery operations were accrued in the opening balance sheet in connection with the Gerber acquisition. Adjustments to such estimates were offset to goodwill in 2003 and 2004 causing no impact to earnings. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment.

The results of operations and impairment, restructuring and related non-recurring charges for the discontinued businesses (as discussed in Note 2 to Consolidated Financial Statements) are reported as discontinued operations for all periods presented. Additionally, assets and liabilities of the discontinued businesses are segregated in the Company's Consolidated Balance Sheet.

Operating results for the discontinued operations, including all charges incurred during the periods presented for the 2005 Restructuring Plan related to these divisions as described in Note 2 to Consolidated Financial Statements, are as follows:

	Fiscal Year		
	2005	2004	2003
Net sales	$ 289,254	$ 355,729	$ 426,619
Impairment, restructuring and related non-recurring charges	$ 57,931	$ -	$ -
(Loss) earnings before income taxes	(89,040)	3,422	(10,698)
Income taxes	(27,524)	1,473	(10,242)
Net (loss) earnings	$ (61,516)	$ 1,949	$ (456)

The 2005 income tax rate of 30.9% for discontinued operations differs from the Company's overall tax rate due to the non-deductibility of certain costs (goodwill impairment) recorded under the 2005 Restructuring Plan. The 2004 income tax rate of 43.1% for discontinued operations differs from the Company's overall 2004 tax rate due to foreign losses for which no benefit will be obtained. Additionally, in connection with the sale of the Hosiery business in 2003, an after-tax gain of approximately $2,580 was recorded and included in discontinued operations. The income tax benefit recognized in 2003 includes the benefit from a higher tax basis in the Hosiery operation's assets than that recorded for book purposes.

Summarized assets and liabilities of the discontinued operations are as follows:

	2005	2004
Cash	$ 241	$ 385
Receivables, net	27,032	71,036
Inventories	2,113	61,744
Current deferred taxes and prepaid expenses	33,289	5,838
Current assets of discontinued operations	$ 62,675	$ 139,003
Property, plant and equipment, net	$ 85	$ 6,207
Intangible assets, net	-	10,361
Goodwill	-	9,234
Other assets	804	1,881
Long-term assets of discontinued operations	$ 889	$ 27,683
Accounts payable	$ 7,779	$ 24,815
Accrued liabilities	23,109	6,887
Current liabilities of discontinued operations	$ 30,888	$ 31,702

The Company retained the accounts receivable for the operations that were sold. Inventory amounts in 2005 are for product that could not be liquidated in 2005 but which has been substantially liquidated in February 2006. The accrued liabilities represent charges taken in connection with the 2005 Restructuring Plan that have not yet been paid.

FISCAL 2005 vs. 2004

Summarized comparative financial data for continuing operations for fiscal 2005 and 2004 are as follows (percentages are calculated based on actual data, and columns may not add due to rounding):

	Amounts		% change	% of Sales	
	2005	2004	2004-2005	2005	2004
Net sales	$ 2,062,144	$ 2,199,976	(6.3%)	100.0%	100.0%
Cost of products sold	1,637,433	1,720,810	(4.8%)	79.4%	78.2%
Gross profit	424,711	479,166	(11.4%)	20.6%	21.8%
SG&A	333,082	346,410	(3.8%)	16.2%	15.7%
Operating earnings before amortization and impairment, restructuring and related non-recurring charges [1]	91,629	132,756	(31.0%)	4.4%	6.0%
Amortization of intangibles	10,685	11,804	(9.5%)	0.5%	0.5%
Impairment, restructuring and related non-recurring charges	42,341	-	100.0%	2.1%	0.0%
Operating earnings	38,603	120,952	(68.1%)	1.9%	5.5%
Interest expense, net	23,240	25,860	(10.1%)	1.1%	1.2%
Other (income) and expense, net	(1,346)	(2,126)	(36.7%)	(0.1%)	(0.1%)
Earnings before taxes	16,709	97,218	(82.8%)	0.8%	4.4%
Income taxes	(6,394)	32,831	(119.5%)	(0.3%)	1.5%
Net earnings from continuing operations	$ 23,103	$ 64,387	(64.1%)	1.1%	2.9%
Effective tax rate	(38.3%)	33.8%			

[1] Operating earnings before amortization and impairment, restructuring and related non-recurring charges is a non-GAAP measure that differs from operating earnings in that it excludes amortization of intangibles and impairment, restructuring and related non-recurring charges. Operating earnings before amortization and impairment, restructuring and related non-recurring charges should not be considered as an alternative to operating earnings. Operating earnings before amortization and impairment, restructuring and related non-recurring charges is the primary measure used by management to evaluate the Company's performance, as well as the performance of the Company's divisions and segments. Management believes the comparison of operating earnings before amortization and impairment, restructuring and related non-recurring charges between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the amortization of intangibles and impairment, restructuring and related non-recurring charges, the changes in which are explained elsewhere. The subtotal of operating earnings before amortization and impairment, restructuring and related non-recurring charges may not be comparable to any similarly titled measure used by another company.

Reconciliation of Operating Results – Continuing Operations: The following table provides operating results for continuing operations for the fiscal years ended January 28, 2006 and January 29, 2005 (amounts based on actual data, therefore columns/rows may not add due to rounding). The table provides non-GAAP operating results for fiscal year ended January 28, 2006 for ongoing operations, impairment, restructuring and related non-recurring charges and the income tax benefit from repatriation separately, which reconciles to the results for the consolidated Company as presented in the Consolidated Financial Statements. The non-GAAP results of operations for the ongoing operations are presented separately from impairment, restructuring and related non-recurring charges and the income tax benefit from repatriation in order to enhance the user's overall understanding of the Company's current financial performance. The Company believes the non-GAAP adjusted operating results provide useful information to both management and investors by excluding unusual and non-recurring benefits and expenses that the Company believes are not indicative of the Company's core operating results. Operating results for ongoing operations is the primary measure used by management to evaluate the Company's performance, as well as the performance of the Company's divisions and segments. The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows or other measures of financial performance prepared in accordance with GAAP. The operating results for the 2004 fiscal year ended January 29, 2005 do not include impairment, restructuring and related non-recurring charges or the income tax benefit from repatriation. The following reconciliation and analysis is for continuing operations only.

	2005				
	Ongoing	Impairment, restructuring and related non-recurring charges	Repatriation tax benefit	Total Continuing	2004
Net sales	$ 2,064,594	$ (2,450)	$ -	$ 2,062,144	$ 2,199,976
Cost of products sold	1,631,858	5,575	-	1,637,433	1,720,810
SG&A	333,082	-	-	333,082	346,410
Amortization of intangibles	10,685	-	-	10,685	11,804
Impairment, restructuring and related non-recurring charges	-	42,341	-	42,341	-
Interest expense, net	23,240	-	-	23,240	25,860
Other (income) and expense, net	(1,346)	-	-	(1,346)	(2,126)
Earnings (loss) before taxes	67,075	(50,366)	-	16,709	97,218
Income taxes	21,464	(14,858)	(13,000)	(6,394)	32,831
Net earnings (loss)	$ 45,611	$ (35,508)	$ 13,000	$ 23,103	$ 64,387
Effective tax rate	32.0%	29.5%			

Continuing Operations – Ongoing Operations: The following table provides summarized financial data for the fiscal years ended January 28, 2006 and January 29, 2005 (amounts based on actual data, therefore columns/rows may not add due to rounding). The table provides non-GAAP summarized financial data for the fiscal year ended January 28, 2006 for ongoing operations. This table presents the same information for the ongoing operations as presented in the Reconciliation of Operating Results – Continuing Operations shown earlier. The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows or other measures of financial performance prepared in accordance with GAAP.

	Amounts		% change	% of Sales	
	2005	2004	2004-2005	2005	2004
Net sales	$ 2,064,594	$ 2,199,976	(6.2%)	100.0%	100.0%
Cost of products sold	1,631,858	1,720,810	(5.2%)	79.0%	78.2%
Gross profit	432,736	479,166	(9.7%)	21.0%	21.8%
SG&A	333,082	346,410	(3.8%)	16.1%	15.7%
Operating earnings before amortization [(1)]	99,654	132,756	(24.9%)	4.8%	6.0%
Amortization of intangibles	10,685	11,804	(9.5%)	0.5%	0.5%
Operating earnings	88,969	120,952	(26.4%)	4.3%	5.5%
Interest expense, net	23,240	25,860	(10.1%)	1.1%	1.2%
Other (income) and expense, net	(1,346)	(2,126)	(36.7%)	(0.1%)	(0.1%)
Earnings before taxes	67,075	97,218	(31.0%)	3.2%	4.4%
Income taxes	21,464	32,831	(34.6%)	1.0%	1.5%
Net earnings	$ 45,611	$ 64,387	(29.2%)	2.2%	2.9%
Effective tax rate	32.0%	33.8%			

[(1)] Operating earnings before amortization is a non-GAAP measure that differs from operating earnings in that it excludes amortization of intangibles. Operating earnings before amortization should not be considered as an alternative to operating earnings. Operating earnings before amortization for ongoing divisions is the primary measure used by management to evaluate the Company's performance, as well as the performance of the Company's divisions and segments. Management believes the comparison of operating earnings before amortization between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of amortization of intangibles, the change in which is explained elsewhere. The subtotal of operating earnings before amortization may not be comparable to any similarly titled measure used by another company.

Sales for ongoing operations for 2005 were $2,064,594, decreasing $135,382 or 6.2% versus 2004. The decline in sales was due to decreased sales of popular-to-moderately priced women's sportswear brands and private label business. Additionally, the dress market has shrunk dramatically.

Gross profit for ongoing operations for 2005 was $432,736 or 21.0% of sales, decreasing $46,430 or 0.8 percentage points of sales versus 2004. The decline in the Company's gross profit rate for the year resulted from competitive price pressure and higher markdown expense, primarily in the Women's Sportswear segment.

Selling, general and administrative expenses (SG&A) for 2005 were $333,082, decreasing $13,328 or 3.8% versus 2004. The decline in SG&A is primarily due to a decrease in overhead, primarily compensation expense, in divisions experiencing lower sales partially offset by increased advertising expense. SG&A expense as a percentage of sales increased to 16.1% for 2005 from 15.7% for 2004 due primarily to decreased sales. The Company has reduced SG&A expense but the sales levels have decreased faster than the decrease in SG&A.

Amortization of intangibles for 2005 was $10,685, decreasing $1,119 or 9.5% versus 2004. This decrease is a result of the impairment of intangible assets, which resulted in a decline in amortization as well as certain of the Company's intangible assets becoming fully amortized. See Note 5 to Consolidated Financial Statements for further discussion.

Interest expense, net for 2005 was $23,240, decreasing $2,620 or 10.1% versus 2004 primarily due to an increase in interest income from increased cash balances and higher interest rates on cash investments in 2005 as compared to 2004.

Income taxes. In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides a special one-time deduction of 85% of foreign earnings that are repatriated under a domestic reinvestment plan, as defined therein. During 2005, the Company adopted a formal domestic reinvestment plan that resulted in the repatriation of $160,000 of foreign earnings. This repatriation resulted in a one-time tax benefit of $13,000 recorded during the second quarter of 2005 due to the reversal of $23,500 of previously provided taxes on foreign earnings, which will not be incurred under the new regulations, offset by $10,500 of taxes provided on earnings to be repatriated.

The Company's effective tax rate on earnings before income taxes before impairment, restructuring and related non-recurring charges and the income tax benefit from repatriation for 2005, was lowered in 2005 (32.0% in 2005 versus 33.8% in 2004) as the incremental U.S. tax on current year foreign earnings was significantly less.

The Company's effective tax rate on all charges associated with the 2005 Restructuring Plan included in continuing operations was 29.5%. This effective rate is less than the U.S. statutory rate of 35.0% primarily due to the non-deductibility of the goodwill and intangible asset impairment recorded under the 2005 Restructuring Plan.

The Company's continuing effective tax rate for 2005 including impairment, restructuring and related non-recurring charges but excluding the effect of repatriation of foreign earnings, discussed above, was 39.5%. This rate differs from the U.S. statutory rate of 35.0% primarily due to non-deductibility of goodwill and intangible asset impairment recorded under the 2005 Restructuring Plan and to state taxes, partially offset by the foreign tax rate.

Weighted average diluted shares outstanding decreased due to the Stock Repurchase Program.

FISCAL 2004 vs. 2003

Summarized comparative financial data for continuing operations for fiscal 2004 and 2003 are as follows (amounts based on actual data, therefore columns/rows may not add due to rounding):

	Amounts		% change	% of Sales	
	2004	2003	2003-2004	2004	2003
Net sales	$ 2,199,976	$ 1,970,985	11.6%	100.0%	100.0%
Cost of products sold	1,720,810	1,552,538	10.8%	78.2%	78.8%
Gross profit	479,166	418,447	14.5%	21.8%	21.2%
SG&A	346,410	285,456	21.4%	15.7%	14.5%
Operating earnings before amortization [(1)]	132,756	132,991	(0.2%)	6.0%	6.7%
Amortization of intangibles	11,804	7,902	49.4%	0.5%	0.4%
Operating earnings	120,952	125,089	(3.3%)	5.5%	6.3%
Interest expense, net	25,860	24,676	4.8%	1.2%	1.3%
Other (income) and expense, net	(2,126)	(2,346)	(9.4%)	(0.1%)	(0.1%)
Earnings before taxes	97,218	102,759	(5.4%)	4.4%	5.2%
Income taxes	32,831	34,912	(6.0%)	1.5%	1.8%
Net earnings from continuing operations	$ 64,387	$ 67,847	(5.1%)	2.9%	3.4%
Effective tax rate	33.8%	34.0%			

[(1)] Operating earnings before amortization is a non-GAAP measure that differs from operating earnings in that it excludes the amortization of intangibles. Operating earnings before amortization should not be considered as an alternative to operating earnings. Operating earnings before amortization for continuing operations is the primary measure used by management to evaluate the Company's performance as well as the performance of the Company's divisions and segments. Management believes the comparison of operating earnings before amortization between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the amortization of intangibles, the change in which is explained elsewhere. The subtotal of operating earnings before amortization may not be comparable to any similarly titled measure used by another company.

Sales for 2004 were $2,199,976, increasing $228,991 or 11.6% versus 2003. The increase in sales was due to the acquisition of Phat on February 3, 2004 ($73,275), sales of key new brands and marketing initiatives of $161,831 and increased sales in the base business of $54,745 partially offset by discontinued brands and programs. The discontinued brands and programs resulted in a decrease in sales of $60,860. The provision for discounts, returns and allowances, which is accounted for as a reduction of sales, increased $20,106 in 2004 due to the highly promotional women's sportswear market along with some fashion missteps and merchandising assortment issues. Also contributing to the increase in the provision for discounts, returns and allowances, were a larger proportion of sales to customers who receive higher allowances. These factors resulted in providing a higher level of allowances to the retailers.

Gross profit for 2004 was $479,166 or 21.8% of sales, increasing $60,719 or 0.6 percentage points of sales versus 2003. The improvement in the Company's gross profit rate in 2004 resulted from the acquisition of Phat partially offset by decreases in the gross profit percent in the Women's Sportswear. The decrease in the gross profit percent in the Women's Sportswear segment was due to the increased provision for discounts, returns and allowances as discussed in the previous paragraph, as well as a higher level of off-priced sales related to early Spring 2005 merchandise.

Selling, general and administrative expenses (SG&A) for 2004 were $346,410, increasing $60,954 or 21.4% versus 2003. Approximately one half of the increase is due to the acquisition of Phat. The remaining increase is due to increased spending related to key new brands and marketing initiatives partially offset by decreases in SG&A related to the base business.

Amortization of intangibles for 2004 was $11,804, increasing $3,902 versus 2003 as a result of the amortization of identified intangible assets related to Phat. Identified intangible assets are amortized over their estimated economic useful lives.

Interest expense, net for 2004 was $25,860, increasing $1,184 versus 2003 primarily due to the issuance of the convertible debentures during the second quarter of 2004.

Income taxes. The Company's effective tax rate for 2004 was 33.8%. This rate is consistent with the full-year 2003 effective tax rate. The effective tax rate was less than the U.S. statutory rate due to lower tax rates on undistributed foreign earnings considered to be permanently reinvested abroad.

Weighted average diluted shares outstanding increased due to option exercises throughout the year.

Discontinued Operations: The following table provides summarized operating results for the fiscal years ended January 28, 2006, January 29, 2005 and January 31, 2004.

	Fiscal Year			Percent Change	
	2005	2004	2003	2004-2005	2003-2004
Net sales	$ 289,254	$ 355,729	$ 426,619	(18.7%)	(16.6%)
Cost of products sold	273,549	292,855	351,204	(6.6%)	(16.6%)
Gross profit	15,705	62,874	75,415	(75.0%)	(16.6%)
SG&A	46,073	57,819	78,145	(20.3%)	(26.0%)
Operating (loss) earnings before amortization and impairment, restructuring and related non-recurring charges (1)	(30,368)	5,055	(2,730)	NM	NM
Amortization of intangibles	842	1,630	1,711	(48.3%)	(4.8%)
Impairment, restructuring and related non-recurring charges	57,931	-	-	NM	0.0%
Operating (loss) earnings	(89,141)	3,425	(4,441)	NM	NM
Interest (income) expense, net	-	(4)	4	(100.0%)	NM
Other (income) and expense, net	(101)	7	6,253	NM	(99.9%)
(Loss) earnings before taxes	(89,040)	3,422	(10,698)	NM	NM
Income taxes	(27,524)	1,473	(10,242)	NM	NM
Net (loss) earnings	$ (61,516)	$ 1,949	$ (456)	NM	NM
Effective tax rate	30.9%	43.1%			

	Percentages			Difference	
As a percentage of net sales:	2005	2004	2003	2004-2005	2003-2004
Net sales	100.0%	100.0%	100.0%	0.0%	0.0%
Cost of products sold	94.6%	82.3%	82.3%	12.3%	0.0%
Gross profit	5.4%	17.7%	17.7%	(12.3%)	0.0%
SG&A	15.9%	16.3%	18.3%	(0.4%)	(2.0%)
Operating (loss) earnings before amortization and impairment, restructuring and related non-recurring charges (1)	(10.5%)	1.4%	(0.6%)	(11.9%)	2.0%
Amortization of intangibles	0.3%	0.5%	0.4%	(0.2%)	0.1%
Impairment, restructuring and related non-recurring charges	20.0%	0.0%	0.0%	20.0%	0.0%
Operating (loss) earnings	(30.8%)	1.0%	(1.0%)	(31.8%)	2.0%
Interest (income) expense, net	0.0%	0.0%	0.0%	0.0%	0.0%
Other (income) and expense, net	0.0%	0.0%	1.5%	0.0%	(1.5%)
(Loss) earnings before taxes	(30.8%)	1.0%	(2.5%)	(31.8%)	3.5%
Income taxes	(9.5%)	0.4%	(2.4%)	(9.9%)	2.8%
Net (loss) earnings	(21.3%)	0.5%	(0.1%)	(21.8%)	0.6%

NM – Not meaningful

See following page for footnote (1) to above tables.

[1] Operating (loss) earnings before amortization and impairment, restructuring and related non-recurring charges is a non-GAAP measure that differs from operating (loss) earnings in that it excludes amortization of intangibles and impairment, restructuring and related non-recurring charges. Operating (loss) earnings before amortization and impairment, restructuring and related non-recurring charges should not be considered as an alternative to operating (loss) earnings. Operating (loss) earnings before amortization and impairment, restructuring and related non-recurring charges is the primary measure used by management to evaluate the Company's performance, as well as the performance of the Company's divisions and segments. Management believes the comparison of operating (loss) earnings before amortization and impairment, restructuring and related non-recurring charges between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of the amortization of intangibles and impairment, restructuring and related non-recurring charges, the changes in which are explained elsewhere. The subtotal of operating (loss) earnings before amortization and impairment, restructuring and related non-recurring charges may not be comparable to any similarly titled measure used by another company.

Sales for 2005 were $289,254, decreasing $66,475 or 18.7% versus 2004, due primarily to the loss of business after the announcement of the 2005 Restructuring Plan and to sales that were eliminated when certain discontinued operations were sold prior to year end. Gross profit for 2005 was $15,705 or 5.4% of sales, decreasing $47,169 or 12.3 percentage points of sales versus 2004. This decrease was caused primarily by $14,017 of sales allowances and inventory reserves related to the 2005 Restructuring Plan included in gross profit for 2005. SG&A expense for 2005 decreased $11,746 from 2004 primarily due to decreased spending at the discontinued operations.

Sales for 2004 were $355,729, decreasing $70,890 or 16.6% versus 2003, due primarily to sales decrease at the Company's intimate apparel division. Gross profit for 2004 was $62,874, decreasing $12,541 versus 2003. The gross profit percentage of sales was 17.7% in both 2004 and 2003. The amount of gross profit decline resulted from the decreased sales. SG&A expense for 2004 decreased $20,326 due to significant cost reduction actions taken as a result of the decreased sales.

SEGMENT RESULTS

The Company and its subsidiaries are principally engaged in the apparel and related soft goods industry. The Company's divisions are aggregated into the following reportable segments:

- Women's Sportswear,
- Men's Sportswear,
- Other Soft Goods, and
- General Corporate.

Reconciliation: The following tables provide segment net sales and earnings (loss) for the fiscal years ended January 28, 2006, January 29, 2005 and January 31, 2004 for continuing operations (amounts are presented based on actual data, therefore columns/rows may not add due to rounding). The tables provide non-GAAP segment net sales and earnings (loss) for fiscal year ended January 28, 2006 for ongoing operations and impairment, restructuring and related non-recurring charges separately, which reconciles to the results for the consolidated Company as presented in the Consolidated Financial Statements. The non-GAAP segment net sales and earnings (loss) for ongoing operations are presented separately to enhance the user's overall understanding of the Company's current financial performance. The Company believes the non-GAAP segment net sales and earnings (loss) for ongoing operations provide useful information to both management and investors by excluding sales and expenses that the Company believes are not indicative of the Company's core operating results. Segment net sales and earnings (loss) for ongoing operations are the primary measures used by management to evaluate the Company's performance, as well as the performance of the Company's divisions and segments. The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows or other measures of financial performance prepared in accordance with GAAP. The following analysis excludes discontinued operations.

	2005				
Net Sales	Ongoing	Impairment, restructuring and related non-recurring charges	Total Continuing	2004	2003
Women's Sportswear	$ 1,247,112	$ (2,400)	$ 1,244,712	$ 1,389,464	$ 1,305,881
Men's Sportswear	498,061	-	498,061	505,318	361,085
Other Soft Goods	319,421	(50)	319,371	305,194	304,019
Total net sales	$ 2,064,594	$ (2,450)	$ 2,062,144	$ 2,199,976	$ 1,970,985

	2005				
Segment earnings (loss)	Ongoing	Impairment, restructuring and related non-recurring charges	Total Continuing	2004	2003
Women's Sportswear	$ 69,429	$ (7,562)	$ 61,867	$ 97,817	$ 115,360
Men's Sportswear	43,262	-	43,262	52,645	39,463
Other Soft Goods	31,668	(463)	31,205	28,211	25,312
General Corporate	(44,705)	-	(44,705)	(45,917)	(47,144)
Total segment earnings	$ 99,654	$ (8,025)	$ 91,629	$ 132,756	$ 132,991

Sales and segment earnings (loss) for ongoing operations by segment for fiscal 2005, 2004 and 2003 were as follows (amounts are presented based on actual data, therefore columns may not add due to rounding):

	Amounts			% change	
Net sales	2005	2004	2003	2004-2005	2003-2004
Women's Sportswear	$ 1,247,112	$ 1,389,464	$ 1,305,881	(10.2%)	6.4%
Men's Sportswear	498,061	505,318	361,085	(1.4%)	39.9%
Other Soft Goods	319,421	305,194	304,019	4.7%	0.4%
Total net sales	$ 2,064,594	$ 2,199,976	$ 1,970,985	(6.2%)	11.6%
Segment earnings (loss)					
Women's Sportswear	$ 69,429	$ 97,817	$ 115,360	(29.0%)	(15.2%)
Men's Sportswear	43,262	52,645	39,463	(17.8%)	33.4%
Other Soft Goods	31,668	28,211	25,312	12.3%	11.5%
General Corporate	(44,705)	(45,917)	(47,144)	(2.6%)	(2.6%)
Total segment earnings	$ 99,654	$ 132,756	$ 132,991	(24.9%)	(0.2%)
Segment earnings (loss) margins					
Women's Sportswear	5.6%	7.0%	8.8%		
Men's Sportswear	8.7%	10.4%	10.9%		
Other Soft Goods	9.9%	9.2%	8.3%		
General Corporate	NM	NM	NM		
Total segment earnings	4.8%	6.0%	6.7%		

NM – Not meaningful

Women's Sportswear. Sales for ongoing operations of Women's Sportswear for 2005 were $1,247,112, decreasing $142,352 or 10.2% versus 2004. The decrease in sales is due primarily to reduced orders for some of the Company's traditionally styled popular-to-moderately priced sportswear brands. Additionally, the dress market has shrunk dramatically with some of the Company's customers having either dropped the category altogether or significantly cut open-to-buy. These decreases were partially offset by growth in junior sportswear and suits.

Women's Sportswear segment earnings for ongoing operations for 2005 were $69,429 or 5.6% of net sales, decreasing $28,388 or 1.4 percentage points of net sales versus 2004, due to the decline in segment sales and the decrease in gross profit as a percent of sales (20.1% for 2005 versus 21.2% for 2004) related to markdown support provided to customers and higher off-price sales for 2005 compared to 2004. This was partially offset by increased profit from higher junior sportswear sales.

Sales of Women's Sportswear for 2004 were $1,389,464, increasing $83,583 or 6.4% versus 2003. The sales increase was primarily due to additional sales of $152,875 from key new brands and marketing initiatives launched in 2003 including Calvin Klein®, IZOD® and XOXO® sportswear and Liz Claiborne® dresses and suits. This increase was partially offset by the planned elimination of certain low margin business and a decline in the base business (primarily the dress category).

Women's Sportswear segment earnings for 2004 were $97,817 or 7.0% of net sales, decreasing $17,543 or 1.8 percentage points of net sales versus 2003. The primary reasons for the decrease in segment earnings during 2004 were increased markdowns and an increase in SG&A expense as a result of spending on key new brands and marketing initiatives.

Men's Sportswear. Sales of Men's Sportswear for 2005 were $498,061, decreasing $7,257 or 1.4% versus 2004 due primarily to decreased private label sales.

Men's Sportswear segment earnings for 2005 were $43,262 or 8.7% of net sales, decreasing $9,383 or 1.7 percentage points of net sales versus 2004. The decrease in earnings was primarily due to decreasing private label and branded margins resulting from increased competitive pricing pressure and increased markdown support provided to customers.

Sales of Men's Sportswear for 2004 were $505,318, increasing $144,233 or 39.9% versus 2003. The acquisition of Phat provided $73,275 of sales. In 2004, the market for woven shirts was very strong, which helped drive increases in both the branded and private label business sales, including sales from the key new brands and marketing initiatives, were $70,958 for 2004.

Men's Sportswear segment earnings for 2004 were $52,645, increasing $13,182 versus 2003. The improvement in earnings came from higher sales volume and the acquisition of Phat ($8,071 for 2004) partially offset by increased SG&A spending attendant with the growth in the base business.

Other Soft Goods. Sales for ongoing operations of Other Soft Goods for 2005 were $319,421, increasing $14,227 or 4.7%. The increase in sales was due to the strength of the Company's major consumer brands as retail selling prices were flat across most product categories following several years of price deflation. Segment earnings for ongoing operations of Other Soft Goods for 2005 were $31,668, increasing $3,457 versus 2004. Segment earnings increased due primarily to the increase in sales.

Sales of Other Soft Goods for 2004 were $305,194, increasing $1,175 or 0.4%. Segment earnings of Other Soft Goods for 2004 were $28,211, increasing $2,899 versus 2003. The increase in segment earnings was primarily due to an increase in gross margin percentage resulting from closing one distribution center at Gerber and improvement in bad debt expense.

General Corporate. General corporate expenses for 2005 were $44,705, decreasing $1,212 or 2.6% versus 2004. The decrease resulted from reduced operating expenses in several areas.

General corporate expenses for 2004 were $45,917, decreasing $1,227 or 2.6% versus 2003 primarily as a result of the recording of a death benefits accrual in 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments which management believes are the most critical to aid in fully understanding and evaluating the reported financial results are discussed below.

Accounts Receivable - Reserves for Allowances

Accounts receivable are recorded net of allowances for bad debts as well as existing and expected future chargebacks from customers. It is the nature of the apparel and soft goods industry that suppliers like the Company face significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring the Company to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of the Company's products at retail. To the extent the Company's customers have more of the Company's goods on hand at the end of the season, there will be greater pressure for the Company to grant markdown concessions on prior shipments. The Company's accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and the Company's estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. The Company evaluates the allowance balances on a continuing basis and adjusts them as necessary to reflect changes in anticipated allowance activity.

Accounts Receivable - Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. Estimation of the allowance for doubtful accounts by the Company involves consideration of the financial condition of specific customers as well as general estimates of future collectibility based on historical experience and expected future trends. The estimation of these factors involves significant judgment. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

Inventory Valuation

Inventories are recorded at cost. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. The Company's products can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics (bras, dress shirts, infant apparel, etc.) that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year, and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of the Company's business involves replenishment items.

The majority of the Company's products consist of items that are non-replenishment as a result of being highly tied to a season or fashion look. These products are economically "perishable". The value of this seasonal merchandise might be sufficient for the Company to generate a profit over its cost at the beginning of its season, but by the end of its season a few months later the same inventory might be salable only at less than cost. For these products, the selling season generally ranges from three to six months. The value may rise again the following year when the season in which the goods sell approaches - or it may not, depending on the level of prior year merchandise on the market and on year-to-year fashion changes.

While some "prior year" merchandise is sold by the Company through its own outlet stores, the majority of out-of-season inventories must be sold to off-price retailers and other customers who serve a customer base that will purchase prior year fashions. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value, as a result, is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the "off-price" sector.

Many of the Company's products are purchased for and sold to specific customers' orders. Others are purchased in anticipation of selling them to a specific customer. The loss of a major customer, whether due to the customer's financial difficulty or other reasons, could have a significant negative impact on the value of the inventory expected to be sold to that customer. This negative impact can also extend to purchase obligations for goods that have not yet been received. These obligations involve product to be received into inventory over the next one to six months.

Market Value Assessments of Goodwill and Intangible Assets

Before the implementation of SFAS No. 142, *Goodwill and Other Intangible Assets*, the values of goodwill and intangible assets were written off over the period expected to be benefited through regular amortization charges. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be written off through periodic charges to the income statement over the defined period. Future impairment charges may be required if the value of the reporting unit becomes less than its book value. The determination of the fair value of the reporting units is highly subjective, as it is determined largely by projections of future profitability and cash flows. This evaluation utilizes discounted cash flow analysis and analyses of historical and forecasted operating results of the Company's reporting units. The fair value of the reporting unit as a whole is compared to the book value of the reporting unit (including goodwill). If a deficiency exists, impairment will be calculated. Impairment is measured as the difference between the fair value of the goodwill and its carrying amount. The fair value of goodwill is the difference between the fair value of the reporting unit as a whole and the fair value of the reporting unit's individual assets and liabilities. The annual impairment testing is performed in the fourth quarter, and additional testing would be necessary if a triggering event were to occur in an interim period.

Identifiable intangible assets include trademarks, customer base and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years (weighted average life of 19 years). Impairment testing of these would occur if and when a triggering event occurs.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, FASB issued SFAS No. 123R, *Share-Based Payment*. SFAS No. 123R sets accounting requirements for "share-based" compensation to employees, requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. This statement was to be effective for all interim and annual reporting periods beginning after June 15, 2005; however, the Securities and Exchange Commission (SEC) adopted a rule that amends the effective date for SFAS No. 123R for public companies. The SEC's new rule allows public companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005. The company will adopt SFAS No. 123R using the modified prospective transition method, which will require the recording of stock option expense in the statement of operations beginning on January 29, 2006, the first day of the first quarter of 2006. The Company expects that stock option expense will approximate $2,800 and $900 (both amounts after tax) in 2006 and 2007, respectively. The Company currently accounts for stock-based compensation under APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* (see Note 1 to Consolidated Financial Statements).

Under APB Opinion 25, the Company has recognized the pro-forma expense for stock options over the stated vesting period. For employees who are eligible for retirement, SFAS No. 123R requires recognition of compensation expense from the date of grant through the date an employee first becomes eligible to retire. Upon adoption of SFAS No. 123R on January 29, 2006, the Company will recognize the remaining unamortized cost of stock options granted to employees who are eligible to retire. This will result in the acceleration of approximately $1,400 (after tax) of compensation expense into the first quarter of 2006 from the second, third and fourth quarters of 2006 and from 2007. The $1,400 of accelerated expense is included in the $2,800 of expense for 2006 set forth in the prior paragraph.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Management believes the Company is accounting for inventory in accordance with SFAS No. 151 and thus does not expect its adoption to have a material impact on its consolidated financial position or results of operations.

FINANCIAL CONDITION

Cash flow from operations is the Company's primary source of funds to finance operating needs, capital expenditures, debt service and acquisitions. The Company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio (defined as total debt divided by the sum of total debt and total shareowners' equity, or total capital). As of January 28, 2006, the Company's debt-to-capital ratio was 45.5%, up 5.8% from January 29, 2005 due to the Company's stock repurchase program (Stock Repurchase Program).

The Company announced a Stock Repurchase Program of up to 10%, or $75,000, of its stock. Under the Company's Stock Repurchase Program, the Company repurchased 2,218,200 shares at an average price of $24.99 per share during the third quarter of 2005. In addition, total cash outlays related to the 2005 Restructuring Plan are expected to be $20,000. Management believes that the current cash will provide the capital flexibility necessary to fund the restructuring and the announced stock repurchase program and to meet existing obligations.

During 2005, the Company adopted a formal domestic reinvestment plan that resulted in the repatriation of $160,000 of foreign earnings.

Net cash provided by operating activities was $230,128 for 2005 compared to $61,184 for 2004. This $168,944 increase was primarily due to the change in working capital discussed below.

Working Capital

Working capital is significantly influenced by sales patterns, which are highly seasonal. Inventories, accounts payable and accrued expenses are highly dependent upon sales levels and order lead times. Receivable levels are dependent upon recent months' sales and customer payment experience.

The year-to-year changes in the major components of working capital from continuing operations are discussed below:

- Accounts receivable decreased $16,617 to $294,044 at January 28, 2006 from $310,661 at January 29, 2005 due to decreased sales.
- Inventories decreased $63,455 to $206,403 at January 28, 2006 from $269,858 at January 29, 2005. Days supply now stands at 50 days compared to 54 days at January 29, 2005. The decrease in inventory levels was caused by decreased sales and strengthened inventory management. The decrease in inventory days supply is primarily due to improved inventory management.
- Accounts payable and accrued expenses increased $31,453 to $308,607 at January 28, 2006 from $277,154 at January 29, 2005 as a result of timing of inventory receipts and related payments.

Working capital of discontinued operations decreased $75,514 due to reduced inventory and accounts receivable balances as these businesses are being liquidated and sold, partially offset by prepaid taxes related to the discontinued operations.

Net cash used in investing activities decreased to $28,228 for 2005 from $169,659 for 2004. The net cash used in investing activities primarily relates to acquisitions as discussed below. In addition to those described, the Company continually evaluates possible acquisition candidates as a part of its ongoing corporate development process. Various potential acquisition candidates are in different stages of this process. Capital expenditures were $19,652 for 2005, $23,317 for 2004 and $21,422 for 2003.

Fiscal 2004. On February 3, 2004 the Company completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm® and Baby Phat® brands. The acquisition of Phat adds important consumer lifestyle brands to Kellwood's portfolio of brands.

The purchase price (including acquisition costs) for Phat was $141,934 in cash. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25,000, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The additional consideration for 2004 was $3,427, which was paid out during the second quarter of 2005 and was recorded as additional goodwill at January 29, 2005. The additional consideration for 2005 is estimated at $2,004, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2005.

The Phat acquisition was accounted for under the purchase method of accounting. Accordingly, the results of Phat have been included in the Consolidated Financial Statements from the acquisition date. Phat is part of the Men's Sportswear segment.

Fiscal 2003. On February 4, 2003 the Company completed the acquisition of substantially all the assets of Briggs New York Corp. (Briggs). This acquisition was accounted for using the purchase method of accounting. Briggs is a designer and marketer of moderately priced women's apparel. The results of operations have been included in the Women's Sportswear segment beginning in 2003.

The purchase price (including acquisition costs) for Briggs was $133,823 in cash and 0.5 million shares of Kellwood common stock valued at $11,891. Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2,000 would be paid for each of the four years after the acquisition (fiscal 2003 through fiscal 2006). The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The amount of consideration paid to Briggs based on its 2004 performance was $8,750, which was paid out during the first quarter of 2005 and was recorded as additional goodwill at January 29, 2005. The additional consideration for 2005 is estimated at $6,487, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2005.

Net cash (used in) provided by financing activities was ($30,084) for 2005, decreasing $220,890 from $190,806 in 2004. The decrease was due to the $200,000 of privately placed debt in 2004, discussed below. Debt proceeds during 2005, also discussed below, totaled $38,565 and were offset by stock purchases of $55,430 under the Stock Repurchase Program.

On December 21, 2005, the Company's Asian operations executed a $50,000 five-year unsecured, syndicated term and revolving credit facility agreement to support its working capital needs (the Asian Credit Facility). The term portion of the Asian Credit Facility (the Asian Term Credit Facility) is $25,000 and requires semiannual payments of principal beginning November 2006. The revolving portion of the Asian Credit Facility (the Asian Revolving Credit Facility) is $25,000 and can be used for borrowings and/or letters of credit. Borrowings under the Asian Credit Facility bear interest at LIBOR plus a spread ranging from 1.10% to 1.35% with such spread depending on the Company's Asian operations' leverage ratio. The Asian Credit Facility contains certain customary covenants, which among other things, restrict the Company's Asian operations' ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the Asian Credit Facility include requirements that the Company's Asian operations satisfy an interest coverage ratio, a leverage ratio and a net worth maintenance covenant. At January 28, 2006, there were $25,000 and $13,000 of borrowings outstanding under the Asian Term Credit Facility and the Asian Revolving Credit Facility, respectively.

During the second quarter of 2004, the Company privately placed $200,000 of 3.50% Convertible Senior Debentures. The debentures will mature on June 15, 2034, unless earlier converted, redeemed or repurchased by the Company. The Company intends to use the proceeds from the offering for general corporate purposes, which may include future acquisitions (see Note 6 to Consolidated Financial Statements).

On October 20, 2004, the Company executed a $400,000 five-year unsecured, syndicated credit facility (the U.S. Revolving Credit Facility). The U.S. Revolving Credit Facility can be used for borrowings and/or letters of credit. Borrowings under the U.S. Revolving Credit Facility bore interest at LIBOR plus a spread ranging from 0.60% to 1.25% with such spread depending on the Company's leverage ratio. On September 1, 2005, the U.S. Revolving Credit Facility was amended to accommodate the impact of the 2005 Restructuring Plan. The amendments to the U.S. Revolving Credit Facility changed the interest rate spread to LIBOR plus 0.60% to 1.45%. In addition, provisions were added to include a borrowing base calculation, and the financial covenants were updated (see Note 6 to Consolidated Financial Statements). It is not expected that any of these provisions will restrict the Company from normal operations. At January 28, 2006, there were no borrowings outstanding under the U.S. Revolving Credit Facility. Letters of credit outstanding under the agreement were $18,929.

In addition to the revolving credit facilities discussed above, the Company maintains informal uncommitted lines of credit, which totaled $35,859 at January 28, 2006. There were $565 of borrowings outstanding under these lines at January 28, 2006. The Company has $7,500 in outstanding letters of credit used by its foreign subsidiaries under these lines at January 28, 2006.

After the announcement of the 2005 Restructuring Plan, Standard & Poor's downgraded the Company's credit rating to BB from BBB–, and Moody's downgraded the Company's credit rating to Ba2 from Ba1. These actions are not expected to impact the Company's operations.

Management believes that the operating, cash and equity position of the Company will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

Disclosures Concerning "Off-Balance Sheet" Arrangements. A Singaporean manufacturing joint venture 50% owned by the Company has a $5,056 credit facility. The Company has guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. At January 28, 2006, $1,829 was outstanding under this facility.

Contractual Obligations and Commercial Commitments

A summary of the Company's long-term obligations at January 28, 2006 is as follows:

	Future payments due by period				
	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 years	Total
Long-term debt – principal	$ 6	$ 13,889	$ 151,325	$ 329,592	$ 494,812
Long-term debt – interest	29,664	58,366	40,287	231,639	359,956
Operating lease obligations	25,009	37,488	17,158	5,941	85,596
Minimum royalty/ advertising obligations	34,733	51,262	100	50	86,145
Purchase orders/commitments	288,129	-	-	-	288,129
Contingent purchase price – Briggs (1)	6,487	-	-	-	6,487
Contingent purchase price – Phat (2)	2,004	-	-	-	2,004
Deferred compensation (3)	6,000	4,000	4,000	9,000	23,000
Unfunded pension obligations (4):					
Defined benefit plans	1,000	2,000	2,000	4,000	9,000
Multiemployer plans' exit liability	1,000	1,000	1,000	1,000	4,000
Total	$ 394,032	$ 168,005	$ 215,870	$ 581,222	$1,359,129

(1) Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2,000 would be paid for each year through 2006. The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The table includes the estimated obligation based on actual 2005 performance only.

(2) Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The table includes the estimated obligation based on actual 2005 performance only.

(3) The timing of payment of the deferred compensation is based on the individual participants' payment elections and the timing of their retirement or termination. There are 124 participants in the deferred compensation plan.

(4) The timing of the pension funding obligations associated with the Company's frozen defined benefit pension plans and exit obligations under multiemployer pension plans as discussed in Note 8 to Consolidated Financial Statements and is dependent on a number of factors including investment results and other factors that contribute to future pension expense.

Stock Repurchases:
In July 2005, the Company announced the Stock Repurchase Program. The Board of Directors authorized the Company to repurchase, at the Company's discretion, up to ten percent of the outstanding shares of its common stock through open market or privately negotiated transactions. The Board of Directors has approved the investment of up to $75,000 for this purpose. During fiscal year 2005, the Company repurchased 2,218,200 shares at an average price of $24.99 per share, totaling $55,430. Payments made under the Stock Repurchase Program are recorded in Treasury Stock on the Consolidated Balance Sheet. See Note 10 to Consolidated Financial Statements for further information.

Cautionary Statements Concerning Forward-Looking Statements
This Form 10-K contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" within the meaning of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company's expectations or beliefs concerning future events and are based on various assumptions and subject to a wide variety of risks and uncertainties. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, it cannot and does not give any assurance that such expectations will prove to be correct.

The Company's forward-looking statements are based on certain assumptions, and the Company's operations are subject to various risks and uncertainties. Any one of these factors or any combination of these factors could materially affect the results of the Company's operations and cause actual results to differ materially from the Company's expectations. See Item 1A, *Risk Factors*, of this Form 10-K.

The reader is also directed to the Company's periodic filings with the Securities and Exchange Commission for additional factors that may impact the Company's results of operations and financial condition.

The words "believe", "expect", "will", "estimate", "project", "forecast", "planned", "should", "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in this Form 10-K are forward-looking.

Forward-looking statements are not guarantees, as actual results could differ materially from those expressed or implied in forward-looking statements. The Company specifically disclaims any obligation to publicly update, modify, retract or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein, the entire contents of the Company's website, and all subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk. The Company does not believe that it has significant foreign currency transactional exposures. Almost all of the Company's sales are denominated in U.S. dollars. Most of the Company's purchases are denominated in U.S. dollars. A significant amount of the Company's underlying sourcing and production costs would be impacted by changes in local currencies. Sourcing is not concentrated in any one foreign country. Approximately thirty percent is sourced in China with all other countries representing less than ten percent each. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which the Company does have transactional exposures would be immaterial. In addition, there are discussions about strengthening the Chinese Renminbi against the U.S. dollar. If this were to occur and subject to the extent of the revaluation, the Company does not believe it will have a material impact on the financial position or results of operations. These foreign currency risks are similar to those experienced by the Company's competitors.

Interest Rate Risk. At January 28, 2006, the Company's debt portfolio was composed of 93% fixed-rate debt. Kellwood's strategy regarding management of its exposure to interest rate fluctuations did not change significantly during 2005. Management does not expect any significant changes in its exposure to interest rate fluctuations or in how such exposure is managed in the coming year.

Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company's long-term debt has a market value of approximately $488,419, which compares to the book value of $508,377.

Various financial instruments issued by the Company are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of the Company's fixed-rate debt. With respect to the Company's fixed-rate debt outstanding at January 28, 2006, a 10% increase in interest rates would have resulted in approximately a $22,409 decrease in the market value of Kellwood's fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately a $24,344 increase in the market value of Kellwood's fixed-rate debt.

Commodity Price Risk. Kellwood is subject to commodity price risk arising from price fluctuations in the market prices of sourced garments and the various raw materials that comprise its manufactured products (synthetic fabrics, woolens, denim, cotton, etc.). The Company is subject to commodity price risk to the extent that any fluctuations in the market prices of its purchased garments and raw materials are not reflected by adjustments in selling prices of its products or if such adjustments significantly trail changes in these costs. Historically, there have been no significant risks due to commodity price fluctuations. Kellwood does not use derivative instruments in the management of these risks.

Inflation Risk. Kellwood's inflation risks are managed by each division through selective price increases when possible, productivity improvements and cost-containment measures. Management does not believe that inflation risk is material to the Company's business or its consolidated financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Kellwood Company is responsible for the preparation of the financial statements and other financial information included in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management has also included in the Company's financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

PricewaterhouseCoopers LLP audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to discuss accounting, control, auditing and financial reporting matters. Both the internal auditors and PricewaterhouseCoopers LLP have direct access to the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a- 15(f). Under the supervision and with the participation of our management, including the Company's Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 28, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 28, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and Board of Directors of Kellwood Company:

We have completed integrated audits of Kellwood Company's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of January 28, 2006, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareowners' equity present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at January 28, 2006 and January 29, 2005, and the results of their operations and their cash flows for the years ended January 28, 2006, January 29, 2005 and January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of January 28, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
March 16, 2006

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands, except per share data)

	2005	2004	2003
Net sales	$ 2,062,144	$ 2,199,976	$ 1,970,985
Costs and expenses:			
Cost of products sold	1,637,433	1,720,810	1,552,538
Selling, general and administrative expenses	333,082	346,410	285,456
Amortization of intangible assets	10,685	11,804	7,902
Impairment, restructuring and related non-recurring charges	42,341	-	-
Interest expense, net	23,240	25,860	24,676
Other (income) and expense, net	(1,346)	(2,126)	(2,346)
Earnings before income taxes	16,709	97,218	102,759
Income taxes	(6,394)	32,831	34,912
Net earnings from continuing operations	23,103	64,387	67,847
Net (loss) earnings from discontinued operations	(61,516)	1,949	(456)
Net (loss) earnings	$ (38,413)	$ 66,336	$ 67,391
Weighted average shares outstanding:			
Basic	26,986	27,504	26,499
Diluted	27,094	28,039	27,100
Earnings (loss) per share:			
Basic:			
Continuing operations	$ 0.86	$ 2.34	$ 2.56
Discontinued operations	(2.28)	0.07	(0.02)
Net (loss) earnings	$ (1.42)	$ 2.41	$ 2.54
Diluted:			
Continuing operations	$ 0.85	$ 2.30	$ 2.50
Discontinued operations	(2.27)	0.07	(0.02)
Net (loss) earnings	$ (1.42)	$ 2.37	$ 2.49

See notes to Consolidated Financial Statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(Amounts in thousands, except per share data)

	January 28, 2006	January 29, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 432,825	$ 261,009
Receivables, net	294,044	310,661
Inventories	206,403	269,858
Current deferred taxes and prepaid expenses	46,357	49,383
Current assets of discontinued operations	62,675	139,003
Total current assets	1,042,304	1,029,914
Property, plant and equipment:		
Land	2,199	2,451
Buildings and improvements	96,642	97,853
Machinery and equipment	113,425	116,292
Capitalized software	52,903	53,780
Total property, plant and equipment	265,169	270,376
Less accumulated depreciation and amortization	(185,432)	(180,776)
Property, plant and equipment, net	79,737	89,600
Intangible assets, net	160,027	181,597
Goodwill	203,831	214,747
Other assets	26,858	36,351
Long-term assets of discontinued operations	889	27,683
Total assets	$ 1,513,646	$ 1,579,892
LIABILITIES AND SHAREOWNERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 13,571	$ 149
Accounts payable	170,914	158,941
Accrued salaries and employee benefits	40,554	41,175
Other accrued expenses	97,139	77,038
Current liabilities of discontinued operations	30,888	31,702
Total current liabilities	353,066	309,005
Long-term debt	494,806	469,657
Deferred income taxes and other	56,407	87,706
Shareowners' equity:		
Common stock, par value $0.01 per share, 50,000 shares authorized, 25,651 shares issued and outstanding (27,685 at January 29, 2005)	272,073	270,264
Retained earnings	499,613	555,387
Accumulated other comprehensive loss	(8,634)	(11,396)
Less treasury stock, at cost, 8,435 shares (6,402 at January 29, 2005)	(153,685)	(100,731)
Total shareowners' equity	609,367	713,524
Total liabilities and shareowners' equity	$ 1,513,646	$ 1,579,892

See notes to Consolidated Financial Statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands)

	2005	2004	2003
Operating activities:			
Net (loss) earnings	$ (38,413)	$ 66,336	$ 67,391
Add/(deduct) items not affecting operating cash flows:			
Depreciation and amortization	39,869	41,841	35,938
Deferred income taxes and other	(25,727)	4,564	25,705
Inventory/accounts receivable valuation adjustments and impairment, restructuring and related non-recurring charges			
– Pre-tax amount	122,314	-	-
– Tax effect	(36,297)	-	-
Changes in working capital components:			
Receivables, net	55,905	(57,621)	31,563
Inventories	100,647	(15,244)	58,158
Current deferred taxes and prepaid expenses	(2,987)	11,371	(24,718)
Accounts payable and accrued expenses	14,817	9,937	(42,119)
Net cash provided by operating activities	230,128	61,184	151,918
Investing activities:			
Additions to property, plant and equipment	(19,582)	(27,436)	(21,757)
Acquisitions, net of cash acquired	(12,178)	(144,722)	(134,537)
Receipts for subordinated note receivable	2,750	2,063	2,062
Dispositions of fixed assets	782	436	5,693
Net cash (used in) investing activities	(28,228)	(169,659)	(148,539)
Financing activities:			
Borrowings of long-term debt	25,000	195,343	-
Net borrowings (repayments) of notes payable	13,565	-	(636)
Repayments of long-term debt	-	(4,448)	(30,891)
Dividends paid	(17,361)	(17,584)	(16,982)
Stock purchases under Stock Repurchase Program	(55,430)	-	-
Stock transactions under incentive plans	4,142	17,495	14,292
Net cash (used in) provided by financing activities	(30,084)	190,806	(34,217)
Net change in cash and cash equivalents	171,816	82,331	(30,838)
Cash and cash equivalents, beginning of year	261,009	178,678	209,516
Cash and cash equivalents, end of year	$ 432,825	$ 261,009	$ 178,678
Supplemental cash flow information:			
Interest paid	$ 30,957	$ 27,659	$ 28,061
Income taxes (refunded) paid, net	$ (16,399)	$ (628)	$ 41,339
Significant non-cash investing and financing activities:			
Issuance of stock for acquisitions	$ -	$ -	$ 11,891

See notes to Consolidated Financial Statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
(Dollars in thousands, except per share data)

	Common Shares Outstanding	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Share-owners' Equity
Balance, February 1, 2003	25,573,658	$ 214,826	$ (100,843)	$ 456,226	$ (11,090)	$ 559,119
Net earnings				67,391		67,391
Unrecognized (loss) on derivatives					(84)	(84)
Foreign currency translation adjustment					543	543
Minimum pension liability adjustment, net of income tax benefit of $468					(990)	(990)
Total comprehensive income						66,860
Cash dividends declared, $0.64 per share				(16,982)		(16,982)
Shares issued in connection with the acquisition of Briggs New York Corp.	500,000	11,891				11,891
Shares issued under stock plans	798,640	20,967				20,967
Treasury stock acquired in conjunction with incentive plans	(22,115)		(2,167)			(2,167)
Balance, January 31, 2004	26,850,183	247,684	(103,010)	506,635	(11,621)	639,688
Net earnings				66,336		66,336
Unrecognized gain on derivatives					31	31
Foreign currency translation adjustment					(338)	(338)
Minimum pension liability adjustment, net of income tax benefit of $312					532	532
Total comprehensive income						66,561
Cash dividends declared, $0.64 per share				(17,584)		(17,584)
Shares issued under stock plans	921,104	22,580	5,815			28,395
Treasury stock acquired in conjunction with incentive plans	(86,282)		(3,536)			(3,536)
Balance, January 29, 2005	27,685,005	270,264	(100,731)	555,387	(11,396)	713,524
Net loss				(38,413)		(38,413)
Unrecognized gain on derivatives					259	259
Foreign currency translation adjustment					1,691	1,691
Minimum pension liability adjustment, net of income tax expense of $477					812	812
Total comprehensive loss						(35,651)
Cash dividends declared, $0.64 per share				(17,361)		(17,361)
Shares purchased under Stock Repurchase Program	(2,218,200)		(55,430)			(55,430)
Shares issued under stock plans	206,473	1,475	3,074			4,549
Treasury stock acquired in conjunction with incentive plans	(22,055)		(598)			(598)
Deferred stock unit costs		334				334
Balance, January 28, 2006	25,651,223	$ 272,073	$ (153,685)	$ 499,613	$ (8,634)	$ 609,367

Accumulated other comprehensive income (loss) at January 28, 2006 includes:

Unrecognized gain on derivatives	$ 99
Foreign currency translation adjustment	(8,568)
Minimum pension liability adjustment, net of income tax benefits of $97	(165)
Total accumulated other comprehensive loss	$ (8,634)

See notes to Consolidated Financial Statements.

(Dollars in thousands, except per share data)

Note 1. Summary of Significant Accounting Policies

(A) **Description of Business**: Kellwood Company and its subsidiaries (the Company) are marketers of women's and men's sportswear, infant apparel and recreational camping products. The Company markets branded as well as private label products and markets to all channels of distribution with product specific to the particular channel. Kellwood markets products under many brands, some of which are owned by the Company, and others are used by the Company under licensing agreements. Approximately 78% of the Company's products are sourced from contract manufacturers, primarily in the Eastern Hemisphere. Products are manufactured to meet the Company's product specifications and labor standards. In addition, the Company manufactures certain products in its own plants located primarily in the Eastern Hemisphere.

(B) **Basis of Presentation**: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31 due to the timing of receipt of financial information. All significant intercompany accounts and transactions have been eliminated. The amounts and disclosures included in the notes to the consolidated financial statements, unless otherwise indicated, are presented on a continuing operations basis.

(C) **Fiscal Year**: The Company's fiscal year ends on the Saturday nearest January 31. References to the Company's fiscal years represent the following:

Fiscal Year	Represents the 52 weeks ended
2005	January 28, 2006
2004	January 29, 2005
2003	January 31, 2004

(D) **Use of Estimates**: The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

(E) **Cash and Cash Equivalents**: All highly liquid short-term time deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was not significant for 2005, 2004 or 2003.

(F) **Accounts Receivable and Concentration of Credit Risk**: The Company maintains an allowance for accounts receivable estimated to be uncollectible. The activity in this allowance is summarized as follows:

	2005	2004	2003
Balance, beginning of year	$ 4,923	$ 4,101	$ 5,374
(Reversals)/Provision for bad debt expense	(565)	1,482	1,907
Bad debts written off	(1,061)	(660)	(3,180)
Balance, end of year	$ 3,297	$ 4,923	$ 4,101

The provision for bad debts is included in selling, general and administrative expense. Substantially all of the Company's trade receivables are derived from sales to retailers and are recorded at the invoiced amount and do not bear interest. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered.

There was no customer that accounted for more than ten percent of the Company's consolidated net sales in 2005 or 2004. In 2003 one customer accounted for ten percent of the Company's consolidated net sales. Sales to this customer occurred in the Women's Sportswear and Men's Sportswear segments.

(Dollars in thousands, except per share data)

(G) **Inventories**: Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, pre-production, transportation, duty and other processing costs associated with acquiring, importing and preparing inventory for sale. Inventory costs are included in cost of products sold at the time of their sale. In addition to inventory costs, other costs included in cost of products sold are royalties for licensed brand names and distribution costs. Product development costs are expensed when incurred. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. Inventories consist of the following:

	2005	2004
Finished goods	$ 155,107	$ 211,151
Work in process	29,240	30,716
Raw materials	22,056	27,991
Total inventories	$ 206,403	$ 269,858
Net of obsolescence reserves of:	$ 21,057	$ 28,231

(H) **Property, Plant and Equipment**: Property, plant and equipment are stated at cost. Depreciation is computed generally on the straight-line method over estimated useful lives of 15 to 20 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term, excluding renewal terms. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally 3 to 7 years. Depreciation expense was $26,235, $25,903 and $24,178 for 2005, 2004 and 2003, respectively. This includes computer software amortization of $8,664, $8,105 and $6,983 for 2005, 2004 and 2003, respectively.

(I) **Impairment of Long-lived Assets**: The Company reviews long-lived assets and other intangibles with a finite life if facts and circumstances exist which indicate that the asset useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on undiscounted expected future cash flows. Impairment losses are recognized in operating results when discounted expected future cash flows are less than the carrying value of the asset. See Note 2 and Note 5 for discussion of impairment of long-lived assets related to the 2005 Restructuring Plan.

(J) **Goodwill and Other Intangible Assets**: Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and identifiable intangible assets acquired. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets are no longer amortized, but are reviewed for impairment at least annually and if a triggering event were to occur in an interim period. Goodwill impairment is determined using a two-step process. The first step of the impairment test is used to identify potential impairment by comparing the fair value of a reporting unit to the book value, including goodwill. If the fair value of a reporting unit exceeds its book value, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit's goodwill with the book value of that goodwill. If the book value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The annual impairment testing is performed in the fourth quarter. In 2004 and 2003, no impairment was indicated. This evaluation utilized discounted cash flow analysis and multiple analyses of the historical and forecasted operating results of the Company's reporting units. During the second quarter of 2005, the Company announced a Restructuring Plan (the 2005 Restructuring Plan) (see Note 2). As a result of this triggering event, interim impairment testing was deemed necessary and impairment charges were recorded. See Note 5 for more information on SFAS No. 142 and accounting for goodwill as well as the details surrounding the impairment charges. At the end of 2005 no additional impairment was indicated.

Identifiable intangible assets are valued and assigned lives based on independent appraisals. Identifiable intangible assets include trademarks, customer relationships, and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years. Impairment testing of these would occur if and when a triggering event occurs. In connection with the 2005 Restructuring Plan, interim impairment testing was deemed necessary and impairment charges were recorded. See Note 5 for more information on SFAS No. 142 and the details surrounding the impairment charges.

(Dollars in thousands, except per share data)

(K) **Derivative Instruments and Hedging Activities**: The Company periodically enters into forward currency exchange contracts to hedge its exposure to foreign currency fluctuations for purchases of certain inventories and sales of certain products. Company policy allows for the use of derivatives only for identifiable exposures, and therefore, the Company does not enter into derivative instruments for speculative purposes where the objective is to generate profits. Derivatives used by the Company have an initial term of less than one year. Management expects these derivatives to be highly effective in hedging the intended foreign currency fluctuation risks. As of January 28, 2006 and January 29, 2005, the Company's derivatives have been designated as hedges of variable cash flows of forecasted transactions. As such, the fair values of the derivatives have been recorded in the Consolidated Balance Sheet, with the offset recorded in other comprehensive income. The fair value of these derivatives on January 28, 2006 and January 29, 2005 was not material. The gain or loss related to these derivatives will be reclassified to earnings as the forecasted transactions take place between February 2006 and December 2006.

(L) **Fair Value Disclosure for Financial Instruments**: The Company's financial instruments consist of cash equivalents, accounts receivable, notes receivable, notes payable and long-term debt. For cash equivalents, accounts receivable, notes receivable and notes payable, the carrying amounts approximate fair value. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, the Company's long-term debt has a market value of $488,419 that compares to its book value of $508,377 at January 28, 2006.

(M) **Foreign Currency Translation**: The financial statements of foreign subsidiaries are translated into United States dollars in accordance with SFAS No. 52, *Foreign Currency Translation*. Where the functional currency of a foreign subsidiary is its local currency, income statement items are translated at the average exchange rate for the period and balance sheet accounts are translated using period-end exchange rates. Gains and losses resulting from translation are reported as a separate component of other comprehensive income within shareowners' equity.

Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates as appropriate. These adjustments, together with gains and losses on foreign currency transactions, are recognized in the income statement as incurred.

(N) **Revenue Recognition**: Sales are recognized when goods are shipped in accordance with customer orders. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to the Company. Accrued discounts, returns and allowances are included as an offset to accounts receivable in the balance sheet. The activity in the accrued discounts, returns and allowances account is summarized as follows:

	2005	2004	2003
Balance, beginning of year	$ 57,010	$ 62,568	$ 55,434
Acquisitions	-	-	5,200
Provision	149,172	155,361	135,255
(Charges)/Recoveries	(154,887)	(160,919)	(133,321)
Balance, end of year	$ 51,295	$ 57,010	$ 62,568

Amounts billed to customers for shipping and handling costs are not significant. The Company's stated terms are FOB shipping point. There is no stated obligation to customers after shipment, other than specifically set forth allowances or discounts that are accrued at the time of sale. The rights of inspection or acceptance contained in certain sales agreements are limited to whether the goods received by the Company's customers are in conformance with the order specifications.

(O) **License Agreements**: The Company has exclusive license agreements to market apparel and other soft goods under trademarks owned by other parties. These agreements contain provisions for minimum guaranteed royalty and advertising payments based on anticipated sales. In any year, if the Company does not anticipate meeting the minimum sales amounts to satisfy the guaranteed minimum royalty and advertising amounts, the guaranteed minimum royalty and advertising amounts are accrued as sales occur in that year. In 2005, 2004 and 2003 sales of licensed products were approximately $530,000, $519,600 and $362,200, respectively. See Note 13 for additional discussion regarding commitments.

(Dollars in thousands, except per share data)

(P) **Advertising**: The Company provides cooperative advertising allowances to certain of its customers. These allowances are accounted for as reductions in sales as discussed in "Revenue Recognition" above. In addition, the Company conducts advertising related to certain products it manufactures and sells. Production expense related to company-directed advertising is deferred until the first time at which the advertisement runs. Communication expense related to company-directed advertising is expensed as incurred. Company-directed advertising expense was $27,525 in 2005, $22,925 in 2004 and $6,991 in 2003. There were no significant amounts of production expenses associated with company-directed advertising deferred at January 28, 2006 and January 29, 2005.

(Q) **Income Taxes**: Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes.*

(R) **Stock-Based Compensation**: The Company has two stock-based employee compensation plans, which are described more fully in Note 9. These plans are accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* No stock-based employee compensation cost is reflected in the Consolidated Statement of Operations, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.*

	2005	2004	2003
Net earnings from continuing operations as reported	$ 23,103	$ 64,387	$ 67,847
Stock-based employee compensation expense determined under fair value-based method for all stock option awards, net of tax effect	(7,404)	(3,710)	(2,721)
Pro-forma net earnings from continuing operations	$ 15,699	$ 60,677	$ 65,126
Earnings per share from continuing operations:			
Basic, as reported	$ 0.86	$ 2.34	$ 2.56
Basic, pro-forma	$ 0.58	$ 2.21	$ 2.46
Diluted, as reported	$ 0.85	$ 2.30	$ 2.50
Diluted, pro-forma	$ 0.58	$ 2.16	$ 2.40

Further discussion of the methodology and key assumptions used in developing the option fair values, as well as other information regarding the option plans, is included in Note 9.

(S) **Reclassifications**: Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(T) **New Accounting Standards**: In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, *Share-Based Payment.* SFAS No. 123R sets accounting requirements for "share-based" compensation to employees, requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. This statement was to be effective for all interim and annual reporting periods beginning after June 15, 2005; however, the Securities and Exchange Commission (SEC) adopted a rule that amends the effective date for SFAS No. 123R for public companies. The SEC's new rule allows public companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005. The company will adopt SFAS No. 123R using the modified prospective transition method, which will require the recording of stock option expense in the statement of operations beginning on January 29, 2006, the first day of the first quarter of 2006. The Company expects that stock option expense will approximate $2,800 and $900 (both amounts after tax) in 2006 and 2007, respectively. The Company currently accounts for stock-based compensation under APB Opinion 25, *Accounting for Stock Issued to Employees,* and related interpretations, and has adopted the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.*

(Dollars in thousands, except per share data)

Under APB Opinion 25, the Company has recognized the pro-forma expense for stock options over the stated vesting period. For employees who are eligible for retirement, SFAS No. 123R requires recognition of compensation expense from the date of grant through the date an employee first becomes eligible to retire. Upon adoption of SFAS No. 123R on January 29, 2006, the Company will recognize the remaining unamortized cost of stock options granted to employees who are eligible to retire. This will result in the acceleration of approximately $1,400 (after tax) of compensation expense into the first quarter of 2006 from the second, third and fourth quarters of 2006 and from 2007. The $1,400 of accelerated expense is included in the $2,800 of expense for 2006 set forth in the prior paragraph.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Management believes the Company is accounting for inventory in accordance with SFAS No. 151 and thus does not expect its adoption to have a material impact on its consolidated financial position or results of operations.

Note 2. Impairment, restructuring and related non-recurring charges. During the second quarter of 2005, the Company announced a Restructuring Plan (the 2005 Restructuring Plan) aimed at advancing the Company's corporate objectives of increasing its penetration of consumer lifestyle brands with strong growth and profit potential while reducing exposure to smaller volume brands and certain private label businesses. The 2005 Restructuring Plan resulted from a thorough strategic reassessment of all of the Company's business operations. This reassessment was performed in the second quarter of 2005 and was directed by the Company's Chief Executive Officer who was named to that position during the second quarter. The strategic reassessment focused on the Company's businesses that had experienced profitability issues and considered the alignment of the businesses with the Company's refreshed strategy, which considered, among other things, market place developments affecting the retail landscape and the Company's retail customers.

Under the 2005 Restructuring Plan, the Company:

- Sold the Biflex and Dotti operations and shut down the remaining operations making up its Kellwood Intimate Apparel Group (Intimate Apparel) division;
- Sold the David Brooks operation and shut down the remaining operations making up its Kellwood New England division;
- Shut down its Private Label Menswear (which does not include the Company's Smart Shirts subsidiary) division;
- Restructured its Oakland Operation by exiting several labels to better focus on developing the Koret brand; and
- Made organization and support infrastructure changes for certain ongoing divisions and reviewed assumptions regarding future profitability and their effect on the realizability of fixed and intangible assets of certain brands, labels and operations.

The results of operations and impairment, restructuring and related non-recurring charges for the businesses sold and shut down are reported as discontinued operations. The gains and losses on consummated transactions involving the sale of operations are included as part of net loss from discontinued operations and are not significant. See Note 4 for further information on the operating results and financial position of the discontinued businesses.

Costs associated with the 2005 Restructuring Plan include impairment of intangible assets, inventory and purchase commitment reserves, contractual obligations, employee severance and termination benefits, fixed asset impairment and sales allowances. The total cost of these actions is expected to be approximately $155,000 before tax ($110,000 after tax or $4.06 per diluted share). Of this amount, $122,314 before tax ($86,016 after tax or $3.17 per diluted share) was recorded in 2005. The remaining amounts will be charged in 2006 and later years as required by Generally Accepted Accounting Principles.

(Dollars in thousands, except per share data)

The reduction in the total expected cost of the 2005 Restructuring Plan from the original estimate of $225,000 before tax ($155,000 after tax or $5.51 per diluted share) to the current estimate of $155,000 before tax ($110,000 after tax or $4.06 per diluted share) is due to a number of factors:

- Much better than anticipated sales to existing customers without significant order cancellations or price concessions resulted in realization of inventory at higher than expected amounts;
- The sales of the assets of Biflex, Dotti and David Brooks resulted in realization of inventory at higher than expected amounts;
- New York office relocations, success in subleasing and assumptions by asset buyers were all better than anticipated, resulting in lower lease obligation costs;
- Hiring of associates by the buyers of assets and attrition were better than planned, resulting in lower severance costs; and
- Customer markdown support and chargebacks did not materialize at higher than normal levels to the extent anticipated.

The following table summarizes the total costs associated with the 2005 Restructuring Plan in 2005 and in 2006 and later for continuing and discontinued operations.

	Continuing Operations		Discontinued Operations		Total	
	Pretax	After tax	Pretax	After tax	Pretax	After tax
2005	$ 50,366	$ 35,508	$ 71,948	$ 50,508	$ 122,314	$ 86,016
2006 and later	28,517	20,926	4,169	3,058	32,686	23,984
Total	$ 78,883	$ 56,434	$ 76,117	$ 53,566	$ 155,000	$ 110,000

The impact of the actions in connection with the 2005 Restructuring Plan on the Company's reportable segments (before tax) is as follows:

	Continuing Operations		Discontinued Operations		Total	
	Total Expected Cost	Provision through January 28, 2006	Total Expected Cost	Provision through January 28, 2006	Total Expected Cost	Provision through January 28, 2006
Women's Sportswear	$ 40,101	$ 15,676	$ 21,369	$ 20,769	$ 61,470	$ 36,445
Men's Sportswear	-	-	14,545	12,848	14,545	12,848
Other Soft Goods	1,068	676	34,823	34,033	35,891	34,709
General Corporate	37,714	34,014	5,380	4,298	43,094	38,312
Total	$ 78,883	$ 50,366	$ 76,117	$ 71,948	$ 155,000	$ 122,314

Total cash outlays related to the 2005 Restructuring Plan are expected to be $20,000, net of tax benefits. Actions taken under the 2005 Restructuring Plan were substantially complete at the end of 2005.

(Dollars in thousands, except per share data)

In 2005, the costs related to the 2005 Restructuring Plan were recorded as follows:

	Fiscal Year Ended January 28, 2006		
	Continuing Operations	Discontinued Operations	Total
Net sales	$ 2,450	$ 2,266	$ 4,716
Cost of products sold	5,575	11,751	17,326
Restructuring and other non-recurring charges	9,582	33,000	42,582
Impairment of goodwill and intangible assets	30,909	18,657	49,566
Fixed asset impairment	1,850	6,274	8,124
Total pretax cost	$ 50,366	$ 71,948	$ 122,314
Total after tax cost	$ 35,508	$ 50,508	$ 86,016
Diluted loss per share	$ 1.31	$ 1.86	$ 3.17

The major components of the impairment, restructuring and related non-recurring charges and the activity through January 28, 2006 included in continuing operations were as follows:

	2005 Provision	2005 Reversals	2005 Utilization	Accrual as of January 28, 2006
Inventory and Purchase Commitment Reserves	$ 7,602	$ (2,027)	$ (2,865)	$ 2,710
Fixed Asset Write-downs	2,152	(302)	(1,850)	-
Sales Allowances	2,450	-	(2,400)	50
Contractual Obligations	9,247	(451)	(5,246)	3,550
Employee Severance and Termination Benefits	786	-	(266)	520
Impairment of Intangible Assets	30,909	-	(30,909)	-
Total	$ 53,146	$ (2,780)	$ (43,536)	$ 6,830

The major components of the impairment, restructuring and related non-recurring charges and the activity through January 28, 2006 included in discontinued operations were as follows:

	2005 Provision	2005 Reversals	2005 Utilization	Accrual as of January 28, 2006
Inventory and Purchase Commitment Reserves	$ 54,651	$ (42,900)	$ (10,478)	$ 1,273
Fixed Asset Write-downs	8,575	(2,301)	(6,274)	-
Sales Allowances	5,110	(2,844)	-	2,266
Contractual Obligations	21,219	(1,901)	(9,011)	10,307
Employee Severance and Termination Benefits	13,682	-	(3,899)	9,783
Impairment of Intangible Assets	18,657	-	(18,657)	-
Total	$ 121,894	$ (49,946)	$ (48,319)	$ 23,629

(Dollars in thousands, except per share data)

Inventory and Purchase Commitment Reserves include provisions to reduce inventory and purchase commitments to net realizable values. Fixed Asset Impairment includes provisions for fixed assets that were determined to be impaired in connection with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, and were written down to their fair values less cost to sell. Sales Allowances include provisions for anticipated increased deductions taken by customers on previous sales for discontinued businesses, as a direct result of the discontinuance plans. Contractual Obligations are adverse contractual arrangements under which losses are probable and estimatable and where there is no future economic benefit. These include leases and minimum payments under license agreements. Employee Severance and Termination Benefits are provided for in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Total employee severance and termination benefits will be recorded as incurred and relates to approximately 1,500 employees. See Note 5 for more information on the Impairment of Intangible Assets.

The change in estimate related to the reversals of amounts originally provided for non-recurring inventory and purchase commitment reserves as part of discontinued operations resulted primarily from much better than anticipated sales to existing customers without significant order cancellations or price concessions. Additionally, the sales of the assets of Biflex, Dotti and David Brooks resulted in realization of inventory at close to its carrying value.

Note 3. Business Combinations

On February 3, 2004 the Company completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm and Baby Phat brands. The Company believes Phat will add important labels to Kellwood's portfolio of brands. The purchase price (including acquisition costs) for Phat was $141,934 in cash. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25,000, which the Company exercised in February 2004. Additional cash purchase consideration will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. The additional consideration for 2004 was $3,427, which was paid out during the second quarter of 2005 and was recorded as additional goodwill at January 29, 2005. The additional consideration for 2005 is estimated at $2,004, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2005.

The Phat acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Phat are included in the Consolidated Financial Statements from the acquisition date. Phat is part of the Men's Sportswear segment.

On February 4, 2003 the Company completed the acquisition of substantially all of the assets of Briggs New York Corp. (Briggs). Briggs is a leading provider of women's pants and skirts for the moderate market to department stores and national chains.

The purchase price (including acquisition costs) for Briggs was $133,823 in cash and 0.5 million shares of Kellwood common stock valued at $11,891. Additional cash purchase consideration will be due if Briggs achieves certain specified financial performance targets through 2006. Such consideration, if earned, will be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. At this minimum level of performance, additional consideration of $2,000 would be paid for each of the four years after the acquisition (fiscal 2003 through fiscal 2006). The amount of consideration increases with increased levels of earnings. There is no maximum amount of incremental purchase price. The amount of consideration paid to Briggs based on its 2004 performance was $8,750, which was paid out during the first quarter of 2005 and was recorded as additional goodwill at January 29, 2005. The additional consideration for 2005 is estimated at $6,487, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2005.

The Briggs acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of Briggs are included in the consolidated financial statements from the acquisition date. Briggs is part of the Women's Sportswear Segment.

(Dollars in thousands, except per share data)

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition and represents the final allocation of the purchase price.

	Phat	Briggs
Cash	$ 5,437	$ 2,434
Other current assets	3,331	37,877
Property, plant & equipment	2,940	1,064
Intangible assets	89,340 [1]	67,878 [2]
Goodwill	48,060	54,493
Total assets acquired	149,108	163,746
Current liabilities	7,174	18,032
Net assets acquired	$ 141,934	$ 145,714

[1] Identified intangible assets related to the acquisition of Phat are trademarks ($86,290) and customer relationships ($3,050) with useful lives of 20 and 15 years, respectively, based on an independent appraisal. The amount of goodwill expected to be deductible for tax purposes is $48,060, not including additional consideration based on operating results.

[2] Identified intangible assets related to the acquisition of Briggs are trademarks ($32,011) and customer relationships ($35,867) with useful lives of 20 years each based on an independent appraisal. The amount of goodwill expected to be deductible for tax purposes is $54,493, not including increases related to additional consideration based on operating results.

Note 4. Discontinued Operations

Related to the Company's 2005 Restructuring Plan, as discussed in Note 2, the Company's Private Label Menswear (which does not include the Company's Smart Shirts subsidiary) and several labels at its Oakland Operation were discontinued during the fourth quarter of 2005. During the third quarter of 2005, the Company's Intimate Apparel and Kellwood New England operations became discontinued. Prior to being classified as discontinued, Kellwood New England and the labels at the Oakland Operation were included in the Women's Sportswear segment, the Private Label Menswear operations were included in the Men's Sportswear segment, and Intimate Apparel was included in the Other Soft Goods segment.

During the fourth quarter of 2003, the Company discontinued its True Beauty by Emme® (True Beauty) operations. This included the termination of the related license agreement. Prior to being classified as discontinued, True Beauty was included in the Women's Sportswear segment.

During the third quarter of 2003, the Company finalized an agreement to sell its domestic and European hosiery (Hosiery) operations for $7,500 plus reimbursement of $2,800 for costs incurred by the Company in connection with the closure of certain facilities. As such, the operations of the Hosiery business were discontinued. The restructuring charges associated with the Hosiery operations were accrued in the opening balance sheet in connection with the Gerber acquisition. Adjustments to such estimates were offset to goodwill in 2003 and 2004 causing no impact to earnings. Prior to being classified as discontinued, the Hosiery operations were included in the Men's Sportswear segment.

The results of operations and impairment, restructuring and related non-recurring charges for the discontinued businesses (as discussed in Note 2) are reported as discontinued operations for all periods presented. Additionally, assets and liabilities of the discontinued businesses are segregated in the accompanying Consolidated Balance Sheet.

(Dollars in thousands, except per share data)

Operating results for the discontinued operations, including all charges incurred during the periods presented for the 2005 Restructuring Plan related to these divisions as described in Note 2, are as follows:

	Fiscal Year		
	2005	2004	2003
Net sales	$ 289,254	$ 355,729	$ 426,619
Impairment, restructuring and related non-recurring charges	$ 57,931	$ -	$ -
(Loss) earnings before income taxes	(89,040)	3,422	(10,698)
Income taxes	(27,524)	1,473	(10,242)
Net (loss) earnings	$ (61,516)	$ 1,949	$ (456)

The 2005 income tax rate of 30.9% for discontinued operations, differs from the Company's overall tax rate due to the non-deductibility of certain costs (goodwill impairment) recorded under the 2005 Restructuring Plan. The 2004 income tax rate of 43.1% for discontinued operations differs from the Company's overall 2004 tax rate due to foreign losses for which no benefit will be obtained. Additionally, in connection with the sale of the Hosiery business in 2003, an after-tax gain of approximately $2,580 was recorded and included in discontinued operations. The income tax benefit recognized in 2003 includes the benefit from a higher tax basis in the Hosiery operation's assets than that recorded for book purposes.

Summarized assets and liabilities of the discontinued operations are as follows:

	2005	2004
Cash	$ 241	$ 385
Receivables	27,032	71,036
Inventories	2,113	61,744
Current deferred taxes and prepaid expenses	33,289	5,838
Current assets of discontinued operations	$ 62,675	$ 139,003
Property, plant and equipment, net	$ 85	$ 6,207
Intangible assets, net	-	10,361
Goodwill	-	9,234
Other assets	804	1,881
Long-term assets of discontinued operations	$ 889	$ 27,683
Accounts payable	$ 7,779	$ 24,815
Accrued liabilities	23,109	6,887
Current liabilities of discontinued operations	$ 30,888	$ 31,702

The Company retained the accounts receivable for the operations that were sold. Inventory amounts in 2005 are for product that could not be liquidated in 2005 but which has been substantially liquidated in February 2006. The accrued liabilities represent charges taken in connection with the 2005 Restructuring Plan that have not yet been paid.

(Dollars in thousands, except per share data)

Note 5. Goodwill and Intangible Assets

Goodwill balances and changes therein since the beginning of 2004 by segment are as follows:

	Women's Sportswear	Men's Sportswear	Other Soft Goods	Total
Balance as of January 31, 2004	$ 129,117	$ -	$ 27,166	$ 156,283
Acquisition of Phat	-	48,060	-	48,060
Gerber realignment reserve reversal	-	-	(953)	(953)
Adjustment to contingent purchase price for 2003	(212)	-	-	(212)
Contingent purchase price for 2004	8,209	3,330	-	11,539
Other	-	-	30	30
Balance as of January 29, 2005	137,114	51,390	26,243	214,747
Impairment charges	(20,045)	-	-	(20,045)
Adjustment to contingent purchase price for 2004	541	97	-	638
Contingent purchase price for 2005	6,487	2,004	-	8,491
Balance as of January 28, 2006	$ 124,097	$ 53,491	$ 26,243	$ 203,831

Identifiable intangible assets that are being amortized are as follows:

	Life [(1)] (Years)	Gross Amount	Accumulated Amortization	Net Book Value
As of January 28, 2006:				
Customer base	20	$ 46,708	$ 7,934	$ 38,774
Trademarks	20	130,356	17,844	112,512
License agreements	19	13,931	5,190	8,741
Other	10	662	662	-
Total intangibles	19	$ 191,657	$ 31,630	$ 160,027
As of January 29, 2005:				
Customer base	19	$ 60,059	$ 11,340	$ 48,719
Trademarks	20	136,276	13,422	122,854
License agreements	19	13,931	4,139	9,792
Other	11	2,502	2,270	232
Total intangibles	19	$ 212,768	$ 31,171	$ 181,597

[(1)] Weighted Average – original lives

Amortization of identifiable intangible assets for continuing operations was $10,685 for 2005, $11,804 for 2004 and $7,902 for 2003. The $3,902 increase in amortization in 2004 from 2003 is due to the identifiable intangible assets related to Phat. Amortization expense for the years 2006 to 2010 is expected to be approximately $10,000 per year.

In connection with the restructuring activities described in Note 2 and pursuant to the Company's policies for assessing impairment of goodwill and long-lived assets, $29,279 and $20,287 of goodwill and intangible assets, respectively, including trademarks and customer lists, were written off during 2005. These write-offs occurred in the second quarter of 2005. Of these amounts, $9,234 and $9,423 of goodwill and intangible assets, respectively, relate to reporting units that are included in discontinued operations as of and for the year ended January 28, 2006. Included in continuing operations is the write-off of $20,045 and $10,864 of goodwill and intangible assets, respectively. The remaining impairment charges of $10,864 for intangible assets and $20,045 for goodwill are discussed in the following paragraph.

(Dollars in thousands, except per share data)

Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed for impairment at least annually and if a triggering event were to occur in an interim period. The Company's annual impairment testing is performed in the fourth quarter. In 2004 and 2003, no impairment was indicated. In 2005, the Restructuring Plan was a triggering event that required impairment testing of certain reporting units' goodwill and intangible asset balances. The impairment resulting from the current test was due to current operating results and expectations regarding future results of the Company's dress business being well below the expectations reflected in the test performed in the fourth quarter of 2004. This business has experienced several years of significant sales decreases resulting from weakness in the retail market for dresses. Expectations reflected in prior period impairment tests were that these market decreases were ending. The reassessment of the Company's businesses performed as part of the 2005 Restructuring Plan during the second quarter of 2005 resulted in the conclusion that the negative trends were likely to continue into the future. The first step of the impairment testing showed that the book value of the dress business in the Women's Sportswear segment, which is not being exited, exceeded its fair value. The second step of the impairment testing showed that the identifiable intangible assets of this business (customer relationships and trademarks) had no fair value, and that the book value of the reporting unit's goodwill exceeded the implied fair value of that goodwill. This evaluation utilized discounted cash flow analyses and multiple analyses of the historical and updated forecasted operating results. As a result, impairment charges of $20,045 and $10,864 for goodwill and intangible assets, including trademarks and customer lists, respectively, of this reporting unit were recorded during the second quarter of 2005.

Note 6. Notes Payable and Long-Term Debt

Notes Payable:

On October 20, 2004, the Company executed a $400,000 five-year unsecured, syndicated credit facility (the U.S. Revolving Credit Facility). The U.S. Revolving Credit Facility can be used for borrowings and/or letters of credit. Borrowings under the U.S. Revolving Credit Facility bore interest at LIBOR plus a spread ranging from 0.60% to 1.25% with such spread depending on the Company's consolidated leverage ratio. The U.S. Revolving Credit Facility contained certain customary covenants, which, among other things, restricted the Company's ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the U.S. Revolving Credit Facility included requirements that the Company satisfy an interest coverage ratio, a leverage ratio and a net worth maintenance covenant.

On September 1, 2005, the U.S. Revolving Credit Facility was amended to accommodate the impact of the 2005 Restructuring Plan and lower earnings from certain brands of women's sportswear included in the ongoing operations of the Company. The amendments to the U.S. Revolving Credit Facility changed the interest rate spread to LIBOR plus 0.60% to 1.45%, depending on the Company's consolidated leverage ratio. In addition, provisions were added to include a borrowing base calculation, and the financial covenants were updated. The updated financial covenants include the exclusion of the charges related to the 2005 Restructuring Plan, a lowered pretax interest coverage threshold and modification of the consolidated leverage ratio. It is not expected that any of these provisions will restrict the Company from normal operations. The Company was in compliance with the amended covenants at the end of 2005. At January 28, 2006 and January 29, 2005, there were no borrowings outstanding under the U.S. Revolving Credit Facility. Letters of credit outstanding under the agreement were $18,929.

On December 21, 2005, the Company's Asian operations executed a $50,000 five-year unsecured, syndicated term and revolving credit facility agreement to support its working capital needs (the Asian Credit Facility). The term portion of the Asian Credit Facility (the Asian Term Credit Facility) is discussed in the long-term debt section of this footnote. The revolving portion of the Asian Credit Facility (the Asian Revolving Credit Facility) is $25,000 and can be used for borrowings and/or letters of credit. Borrowings under the Asian Credit Facility bear interest at LIBOR plus a spread ranging from 1.10% to 1.35% with such spread depending on the Company's Asian operations' leverage ratio. The Asian Credit Facility contains certain customary covenants, which among other things, restrict the Company's Asian operations' ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the Asian Credit Facility include requirements that the Company's Asian operations satisfy an interest coverage ratio, a leverage ratio and a net worth maintenance covenant. The Company was in compliance with the covenants of the Asian Credit Facility at the end of 2005. At January 28, 2006, there were $13,000 of borrowings outstanding under the Asian Revolving Credit Facility.

(Dollars in thousands, except per share data)

In addition to the revolving credit facilities discussed above, the Company maintains informal uncommitted lines of credit, which totaled $35,859 at January 28, 2006. There were $565 of borrowings outstanding under these lines at January 28, 2006. The Company has $7,500 in outstanding letters of credit used by its foreign subsidiaries under these lines at January 28, 2006.

The weighted average interest rate on the notes payable was 5.8% as of January 28, 2006.

Long-term Debt:
Long-term debt is comprised of the following at January 28, 2006 and January 29, 2005:

	January 28, 2006	January 29, 2005
3.50% 2004 Convertible Debentures due June 15, 2034	$ 200,000	$ 200,000
7.625% 1997 Debentures due October 15, 2017	129,592	129,520
7.875% 1999 Debentures due July 15, 2009	140,214	140,132
Asian Term Credit Facility	25,000	-
Capital lease obligations, 6-8%	6	154
	494,812	469,806
Less current maturities	(6)	(149)
	$ 494,806	$ 469,657

On December 21, 2005, the Company's Asian operations executed a $50,000 five-year unsecured, syndicated term and revolving credit facility agreement to support its working capital needs (the Asian Credit Facility). The term portion of the Asian Credit Facility (the Asian Term Credit Facility) is $25,000 and requires semiannual payments of principal beginning November 2006. See the notes payable section of this footnote for a discussion of the revolving portion and additional information related to the Asian Credit Facility.

During the second quarter of 2004, the Company privately placed $200,000 of 3.50% Convertible Senior Debentures due 2034. The debentures are convertible into shares of Kellwood's common stock at an initial conversion rate of 18.7434 shares per one thousand dollars original principal amount of debentures (which is equivalent to an initial conversion price of $53.35 per share) if the last reported sale price of the common stock is greater than or equal to $70.05 per share for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. The holders may also convert the debentures into shares of Kellwood common stock prior to the stated maturity if the Company calls the debentures for redemption and under certain other circumstances. In July 2004, the Company irrevocably elected to satisfy in cash (in lieu of issuance of stock) 100% of the accreted principal amount of debentures converted. The Company may still satisfy the remainder of its conversion obligation to the extent it exceeds the accreted principal amount in cash or common stock or any combination thereof.

The debentures accrue interest at an annual rate of 3.50%, payable semi-annually until June 15, 2011. After June 15, 2011 interest will not be paid, but instead the recorded value of the bonds will increase until maturity. At maturity, the holder will receive the accreted principal amount, which will be equal to the original principal amount of one thousand dollars per debenture plus the accreted interest.

The debentures will mature on June 15, 2034, unless earlier converted, redeemed or repurchased by the Company. The Company may redeem some or all of the debentures for cash, at any time and from time to time, on or after June 20, 2011 at a redemption price equal to 100% of the accreted principal amount of the debentures to be redeemed, plus accrued and unpaid interest. Holders have the right to require the Company to repurchase some or all of the debentures for cash at a repurchase price equal to 100% of the accreted principal amount of the debentures to be repurchased, plus accrued and unpaid interest on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024 and June 15, 2029, or if the Company undergoes a fundamental change as defined in the debentures agreement. The Company intends to use the net proceeds from the offering for general corporate purposes, which may include future acquisitions.

During 1997, $150,000 of 7.625% Debentures were issued under a shelf registration. Principal on the notes is due October 15, 2017. Interest is payable semi-annually on each April 15 and October 15. During 1999, $150,000 of 7.875% Debentures were issued under a shelf registration. Principal on the notes is due July 15, 2009. Interest is payable semi-annually on each January 15 and July 15. In prior fiscal years, the Company has purchased portions of these securities on the open market.

(Dollars in thousands, except per share data)

During 2004 the Company paid off the private placement notes that were set to expire in 2005.

Aggregate maturities on long-term debt for the next five years are as follows: 2006 - $6; 2007 - $8,333; 2008 - $5,556; 2009 - $145,769; 2010 - $5,556; 2011 & thereafter - $329,592.

A Singaporean shirt manufacturing joint venture 50% owned by the Company has a $5,056 credit facility. The Company has guaranteed one half of the borrowings under this facility. At January 28, 2006, $1,829 was outstanding under this facility.

Note 7. Leases

The Company leases substantially all of its office space, certain distribution facilities, retail outlet stores and certain machinery and equipment under operating leases having remaining terms ranging up to 9 years, excluding renewal terms. Rent under leases with scheduled rent changes or lease concessions is recorded on a straight-line basis over the lease term. Rent expense under all operating leases for 2005 totaled $30,431 ($30,492 for 2004 and $32,718 for 2003).

The future minimum lease payments under capital and operating leases at January 28, 2006 were as follows:

	Capital	Operating
2006	$ 6	$ 25,009
2007	-	22,116
2008	-	15,372
2009	-	11,151
2010	-	6,007
Thereafter	-	5,941
Total minimum lease payments	$ 6	$ 85,596
Less amount representing interest	-	
Present value of net minimum lease payments	$ 6	

Minimum operating lease payments were not reduced for future minimum sublease rentals of approximately $4.

Note 8. Retirement Benefits

Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense includes the following:

	2005	2004	2003
Defined contribution plans	$ 6,085	$ 6,105	$ 5,711
Single-employer defined benefit plans	1,309	1,815	862
Multi-employer defined benefit plan	299	333	322
Total retirement benefits expense	$ 7,693	$ 8,253	$ 6,895

Defined Contribution Plans:

The Company sponsors or contributes to various defined contribution retirement benefit and savings plans covering substantially all employees.

Single-Employer Defined Benefit Plans:

The Company's Smart Shirts subsidiary maintains a defined benefit plan for certain of its employees. This plan was closed to new hires after December 1, 2000. The Company's Gerber subsidiary maintains a defined benefit plan for certain of its employees. This plan was frozen effective December 2002. The Company is using a December 31 measurement date for these plans.

(Dollars in thousands, except per share data)

Summarized information on the Company's single-employer defined benefit plans (Gerber and Smart Shirts) is as follows:

	2005	2004	2003
Components of Net Periodic Pension Cost:			
Service cost	$ 494	$ 903	$ 550
Interest cost	2,176	2,742	2,361
Expected return on plan assets	(1,996)	(2,173)	(2,112)
Amortization of prior service costs and actuarial losses	239	343	63
Settlement loss	396	-	-
Net periodic pension cost	$ 1,309	$ 1,815	$ 862

The weighted average key actuarial assumptions used to determine:

	2005	2004	2003
Benefit obligations:			
Discount rate	5.4%	5.8%	6.0%
Expected long-term rate of return on plan assets	6.8%	6.8%	6.6%
Net periodic benefit cost:			
Discount rate	5.8%	6.0%	6.3%
Expected long-term rate of return on plan assets	6.8%	6.6%	7.3%
Rate of compensation increases	3.0%	3.0%	2.8%

The market assumptions for the defined benefit plans are developed using several approaches, including an analysis of historical returns, developing an inflation expectation and real return risk premiums over inflation for each asset class, and developing returns based on the drivers of return for each asset class.

	2005	2004
Change in Projected Benefit Obligation:		
Projected benefit obligation, beginning of year	$ 41,123	$ 40,125
Service cost	753	1,423
Interest cost	2,176	2,742
Actuarial (gain)/loss	(368)	1,311
Settlement loss	396	-
Benefits paid	(3,975)	(4,478)
Projected benefit obligation, end of year	$ 40,105	$ 41,123
Change in Plan Assets:		
Fair value of plan assets, beginning of year	$ 32,154	$ 30,422
Actual return on plan assets	2,607	3,981
Employer contributions	2,053	1,764
Employee contributions	227	465
Benefits paid	(3,975)	(4,478)
Fair value of plan assets, end of year	$ 33,066	$ 32,154

	2005	2004
Reconciliation of funded status to prepaid pension cost:		
Funded Status - Plan assets in excess of projected benefit obligation	$ (7,039)	$ (8,969)
Unamortized prior service costs	23	31
Unrecognized actuarial (gain)/loss	(1,156)	22
Accrued pension costs	$ (8,172)	$ (8,916)

(Dollars in thousands, except per share data)

Amounts recognized in the Consolidated Balance Sheet consist of the following:

	2005	2004
Prepaid pension costs	$ -	$ -
Accrued pension cost	(8,337)	(10,367)
Accumulated other comprehensive income	165	1,451
Net amount recognized	$ (8,172)	$ (8,916)

The decrease in the minimum liability included in other comprehensive income in 2005 was $1,286 (a decrease of $844 for 2004). The accumulated benefit obligation for all defined benefit pension plans was $38,336 and $39,187 at January 28, 2006 and January 29, 2005, respectively. The Smart Shirts pension plan had an accumulated benefit obligation in excess of plan assets as follows:

	Smart Shirts	
	2005	2004
Projected benefit obligation	$ 9,452	$ 10,457
Accumulated benefit obligation	7,684	8,521
Fair value of plan assets	7,453	7,197

The weighted average asset allocations for each of the Company's pension plans by asset category are as follows:

	Gerber Plan Assets		Smart Shirts Plan Assets	
Asset Category	2005	2004	2005	2004
Equity securities	70%	71%	47%	41%
Debt securities	29%	28%	53%	57%
Other	1%	1%	0%	2%
	100%	100%	100%	100%

Gerber's retirement assets are invested in a series of broadly diversified asset class specific portfolios. Assets are allocated to these funds in accordance with the strategic target allocation as follows: equity securities of 67%, debt securities of 30% and cash of 3%. Smart Shirts investment policies are to maintain solvency for the future, establish an overall average company contribution rate and ensure the ability to pay short-term distributions. The target allocations for the Smart Shirts plan assets are 60% debt securities and 40% equity securities.

The Company expects to contribute approximately $1,500 to its pension plans during 2006.

The Plans expect to make payments ranging from $2,200 to $3,500 annually for the next five years and payments totaling $17,200 for the years 2011 through 2015.

Multi-Employer Defined Benefit Plan:
Certain of the Company's subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if the Company were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $4,000 as of December 31, 2004, the date of the most recent actuarial valuation report.

Note 9. Stock Plans
The amended Restricted Stock Compensation Plan of 1969 and the Corporate Development Incentive Plan of 1986 provide for the granting of common stock to key employees as performance and incentive bonuses. The shares granted may not be transferred, sold, pledged or otherwise disposed of prior to the lapse of certain restrictions. There was no expense recorded under these plans for 2005 ($0 for 2004 and $4,505 for 2003). At January 28, 2006, there were 1,001,624 shares available to be granted under these plans to qualified employees.

Options to purchase common stock have been granted to key employees under various plans at option prices not less than the fair market value on the date of the grant. At January 28, 2006, 181 officers and other key employees held options to purchase shares. The options expire 10 years after grant on dates ranging from May 30, 2006 to March 10, 2015 and are exercisable in cumulative installments only after stated intervals of time and are conditional upon active employment, except for periods following disability or retirement.

(Dollars in thousands, except per share data)

The fair value of options granted (which is recorded as expense over the option vesting period in determining the pro forma impact), utilized in the disclosures contained in Note 1 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected option life	6 years	6 years	6 years
Risk-free interest rate	4.5%	3.0%	2.6%
Expected volatility of Kellwood stock	33.6%	36.8%	37.7%
Expected dividend yield on Kellwood stock	2.2%	1.5%	2.1% to 2.6%

The weighted-average grant date fair value of options granted was $9.36 for 2005, $14.58 for 2004 and $7.56 for 2003. Presented below is a summary of stock option plans' activity for the years and as of the dates shown:

	2005		2004		2003	
(Shares in 000's)	Options	Exercise Price [1]	Options	Exercise Price [1]	Options	Exercise Price [1]
Beginning Balance	2,633	$ 28.26	2,930	$ 23.98	3,312	$ 23.25
Granted	491	29.18	610	42.37	573	25.15
Exercised	(213)	20.41	(792)	23.50	(798)	21.87
Forfeited or expired	(163)	31.48	(115)	26.68	(157)	23.54
Ending Balance	2,748	$ 28.84	2,633	$ 28.26	2,930	$ 23.98
Exercisable at Year-end	1,705	$ 30.02	1,048	$ 24.15	1,354	$ 24.11

Options outstanding and exercisable at January 28, 2006 include the following:

(Shares in 000's)	Options outstanding			Options exercisable	
Range of Prices	Remaining Life [1]	Options	Exercise Price [1]	Options	Exercise Price [1]
$16.13 - 16.97	3.7 years	176	$ 16.84	176	$ 16.84
$21.81 - 29.67	6.3 years	1,893	25.89	850	24.62
$32.28 - 36.00	2.3 years	149	32.38	149	32.38
$42.31 - 42.37	8.1 years	530	42.37	530	42.37
$16.13 - 42.37	6.3 years	2,748	$ 28.84	1,705	$ 30.02

[1] Weighted Average

On March 10, 2005, the Company's Board of Directors approved an acceleration of the exercisability of all unvested portions of stock options granted to employees and executive officers on March 4, 2004, pursuant to the Kellwood Company 1995 Omnibus Incentive Stock Plan. These options have an exercise price greatly in excess of current stock price (are underwater), and are not fully achieving the original objective of incentive compensation. The acceleration eliminates future compensation expense the Company would otherwise recognize in its income statement with respect to these options once FASB Statement No. 123R (Share Based Payment) becomes effective in 2006. Due to the significant difference between the current stock price and the option exercise price, it is unlikely that the expense otherwise required will accurately reflect compensation received.

There were approximately 455,000 unvested options, having an exercise price of $42.37 per share subject to this acceleration (approximately 100,000 of these options are held by the executive officers). Pro forma compensation expense disclosed in Note 1 for the year ended January 28, 2006 includes $3,356 after tax ($4,935 before tax) related to the acceleration of these options.

(Dollars in thousands, except per share data)

Note 10. Capital Stock

The reported outstanding shares of common stock have been reduced by treasury stock totaling 8,435,267 shares at January 28, 2006 (6,402,435 shares at January 29, 2005).

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued.

The Company has adopted a Rights Agreement. Each outstanding common share has associated with it one right to purchase a specified amount of Series A Junior Preferred Stock at a stipulated price in certain circumstances related to changes in the ownership of the common shares of the Company. There are 160,000 shares of Preferred Stock reserved for the exercise of the rights. None of the rights were exercisable as of January 28, 2006.

In July 2005, the Company announced a stock repurchase program (Stock Repurchase Program). The Board of Directors authorized the Company to repurchase, at the Company's discretion, up to ten percent of the outstanding shares of its common stock through open market or privately negotiated transactions. The Board of Directors has approved the investment of up to $75,000 for this purpose. During fiscal year 2005, the Company repurchased 2,218,200 shares at an average price of $24.99 per share, totaling $55,430. Payments made under the Stock Repurchase Program are recorded in Treasury Stock on the Consolidated Balance Sheet.

Note 11. Income Taxes

The provision (benefit) for income taxes for continuing operations consists of the following:

	2005	2004	2003
Current:			
Domestic:			
Federal	$ (2,778)	$ 12,070	$ 35,071
State	1,517	646	2,802
Foreign	5,514	4,970	4,234
Total current provision for income taxes	4,253	17,686	42,107
Deferred (primarily federal)	2,353	15,145	(7,195)
Effect of repatriation of foreign earnings	(13,000)	-	-
Total (benefit) provision for income taxes	$ (6,394)	$ 32,831	$ 34,912
The sources of (loss) income before income taxes are:			
United States	$ (11,690)	$ 70,175	$ 75,417
Foreign	28,399	27,043	27,342
Kellwood total	$ 16,709	$ 97,218	$ 102,759

In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides a special one-time deduction of 85% of foreign earnings that are repatriated under a domestic reinvestment plan, as defined therein. During 2005, the Company adopted a formal domestic reinvestment plan that resulted in the repatriation of $160,000 of foreign earnings. This repatriation resulted in a one-time tax benefit of $13,000 recorded during the second quarter of 2005 due to the reversal of $23,500 of previously provided taxes on foreign earnings, which will not be incurred under the new regulations, offset by $10,500 of taxes provided on earnings to be repatriated.

The Company's effective tax rate on pretax earnings from continuing operations, excluding charges associated with the 2005 Restructuring Plan and the $13,000 effect of the repatriation described above, was lowered in 2005 (32.0% in 2005 versus 33.8% in 2004) as the incremental U.S. tax on current year foreign earnings were significantly less.

The Company's effective tax rate on all charges associated with the 2005 Restructuring Plan was 29.7%. This effective rate is less than the U.S. statutory rate of 35.0% primarily due to the non-deductibility of the goodwill impairment recorded under the 2005 Restructuring Plan.

(Dollars in thousands, except per share data)

Current income taxes are the amounts payable under the respective tax regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate (including impairment, restructuring and related non-recurring charges and repatriation) is as follows:

	2005		2004		2003	
	Dollars	Percentage	Dollars	Percentage	Dollars	Percentage
Statutory rate	$ 5,848	35.0%	$ 34,026	35.0%	$ 35,966	35.0%
State taxes, net of federal benefit	1,108	6.6%	1,245	1.3%	1,388	1.3%
Foreign tax rate differential	(4,430)	(26.5%)	(1,403)	(1.4%)	(2,525)	(2.5%)
Non-deductible impairment	2,866	17.2%	-	0.0%	-	0.0%
Other	1,214	7.2%	(1,037)	(1.1%)	83	0.2%
Prior to repatriation benefit	6,606	39.5%	32,831	33.8%	34,912	34.0%
Repatriation benefit	(13,000)	(77.8%)	-	0.0%	-	0.0%
Total	$ (6,394)	(38.3%)	$ 32,831	33.8%	$ 34,912	34.0%

Deferred income tax assets and liabilities consisted of the following:

	2005	2004
Deferred tax assets		
Employee related costs	$ 18,033	$ 19,142
Allowance for asset valuations	17,030	21,262
Other	10,056	9,593
Net deferred income tax assets	$ 45,119	$ 49,997
Deferred tax liabilities		
Depreciation and amortization	$ (15,928)	$ (22,243)
Other	(5,067)	(27,006)
Net deferred income tax liabilities	$ (20,995)	$ (49,249)
Net deferred income tax assets / (liabilities)	$ 24,124	$ 748
Included in:		
Current deferred taxes and prepaid expenses	$ 26,407	$ 31,728
Deferred income taxes and other	(2,283)	(30,980)
Net deferred income tax assets / (liabilities)	$ 24,124	$ 748

As of January 28, 2006 and January 29, 2005, the other deferred tax asset shown above consists substantially of deferred tax assets for accrued expenses not deductible until paid. As of January 29, 2005, the other deferred tax liability shown above consists substantially of deferred tax liabilities for undistributed foreign earnings not considered to be permanently invested. As of January 28, 2006 and January 29, 2005, there were no valuation allowances recognized for deferred tax assets.

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are currently expected to be permanently reinvested abroad. The Company had no undistributed foreign earnings that it currently considers to be permanently reinvested abroad through January 28, 2006 as a result of the repatriation of foreign earnings during 2005.

(Dollars in thousands, except per share data)

Note 12. Earnings (loss) per Share

Earnings (loss) per share have been calculated as follows:

	2005	2004	2003
Numerators:			
Net earnings from continuing operations	$ 23,103	$ 64,387	$ 67,847
Net (loss) earnings from discontinued operations	(61,516)	1,949	(456)
Net (loss) earnings	$ (38,413)	$ 66,336	$ 67,391
Denominators (000's):			
Average shares outstanding – Basic	26,986	27,504	26,499
Impact of stock options	108	535	601
Average shares outstanding – Diluted	27,094	28,039	27,100
Continuing operations	$ 0.86	$ 2.34	$ 2.56
Discontinued operations	(2.28)	0.07	(0.02)
Basic (loss) earnings per share	$ (1.42)	$ 2.41	$ 2.54
Continuing operations	$ 0.85	$ 2.30	$ 2.50
Discontinued operations	(2.27)	0.07	(0.02)
Diluted (loss) earnings per share	$ (1.42)	$ 2.37	$ 2.49

The calculation of diluted earnings per share excludes the impact of the contingent convertible debt for 2005 and 2004, and 2,318,975 and 601,000 stock options in 2005 and 2004, respectively, because to include them would have been antidilutive.

Note 13. Commitments and Contingencies

The Company is currently party to various legal proceedings. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.

The Company has exclusive license agreements to market apparel under trademarks owned by other parties. These include Calvin Klein® and IZOD® for women's sportswear, Def Jam™ for men's and women's sportswear, Liz Claiborne® for women's dresses and suits and XOXO® for junior's sportswear and dresses. These agreements contain provisions for minimum royalty and advertising payments based on anticipated sales in future periods. In 2005 the royalty and advertising expense for these agreements totaled $26,701 and $11,055, respectively ($26,896 and $12,727 in 2004 and $17,061 and $1,948 in 2003).

Detail of the future minimum payments for all license agreements is as follows:

	Royalties	Advertising
2006	$ 23,136	$ 11,597
2007	18,588	10,611
2008	13,420	8,643
2009	50	-
2010	50	-
Thereafter	50	-
Total	$ 55,294	$ 30,851

Note 14. Industry Segment and Geographic Area Information
The Company and its subsidiaries are principally engaged in the apparel and related soft goods industries. The Company's operations are managed in a number of divisions that are organized around individual product lines and brands. These divisions are aggregated into three major consumer market product groupings along with General Corporate, which represent the Company's reportable segments. These segments are:

- **Women's Sportswear** designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. The product line includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines – upper price point women's sportswear sold principally to specialty stores, department stores and catalog houses. A partial list of such brands are Sag Harbor®, Koret®, Dorby™, My Michelle® and Briggs New York®. Calvin Klein®, XOXO®, IZOD®, Liz Claiborne® Dresses and Suits and David Meister™ are produced under licensing agreements.

- **Men's Sportswear** designs, manufactures and sells men's woven and knit shirts, pants and jeans sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Nautica®, Claiborne® and Dockers® dress shirts and Phat Farm® and Northern Isles® sportswear.

- **Other Soft Goods** designs, merchandises and sells infant apparel and recreation products (tents, sleeping bags, backpacks and related products). The business is primarily branded goods including Kelty® and Sierra Design® for recreation products and Gerber® for infant apparel.

- **General Corporate** includes general and administrative expenses at the corporate level that are not allocated to the above segments.

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment earnings for the three major consumer market product segments includes substantially all of the segment's costs of production, distribution and administration.

Segment net assets measures net working capital, net fixed assets and other noncurrent assets and liabilities of each segment. Goodwill, net intangibles and certain corporate assets, including capitalized software and debt and cash balances, are accounted for at the corporate level and as a result are included in the General Corporate segment net assets. Amortization of intangibles is accounted for at the corporate level and is not allocated to the segments. Capital expenditures exclude the cost of long-lived assets included in acquisitions accounted for under purchase accounting.

(Dollars in thousands, except per share data)

	2005	2004	2003
Net sales:			
Women's Sportswear	$ 1,244,712	$ 1,389,464	$ 1,305,881
Men's Sportswear	498,061	505,318	361,085
Other Soft Goods	319,371	305,194	304,019
Kellwood net sales	$ 2,062,144	$ 2,199,976	$ 1,970,985
Segment earnings:			
Women's Sportswear	$ 61,867	$ 97,817	$ 115,360
Men's Sportswear	43,262	52,645	39,463
Other Soft Goods	31,205	28,211	25,312
General Corporate	(44,705)	(45,917)	(47,144)
Total segments	91,629	132,756	132,991
Amortization of intangible assets	10,685	11,804	7,902
Impairment, restructuring and related non-recurring charges	42,341	-	-
Interest expense, net	23,240	25,860	24,676
Other (income) and expense, net	(1,346)	(2,126)	(2,346)
Earnings before income taxes	$ 16,709	$ 97,218	$ 102,759
Net assets at end of year:			
Women's Sportswear	$ 184,919	$ 266,336	$ 262,450
Men's Sportswear	111,426	160,060	133,350
Other Soft Goods	38,030	51,893	43,323
General Corporate	242,316	100,251	84,804
Continuing operations	576,691	578,540	523,927
Discontinued operations	32,676	134,984	115,761
Kellwood total	$ 609,367	$ 713,524	$ 639,688
Capital expenditures:			
Women's Sportswear	$ 3,325	$ 4,762	$ 7,272
Men's Sportswear	11,783	8,961	5,989
Other Soft Goods	354	915	579
General Corporate	4,190	8,679	7,582
Continuing operations	19,652	23,317	21,422
Discontinued operations	(70)	4,119	335
Kellwood total	$ 19,582	$ 27,436	$ 21,757
Depreciation expense:			
Women's Sportswear	$ 6,237	$ 6,499	$ 6,251
Men's Sportswear	8,854	8,110	7,729
Other Soft Goods	1,351	2,147	2,540
General Corporate	9,793	9,147	7,658
Continuing operations	26,235	25,903	24,178
Discontinued operations	1,065	1,249	2,152
Kellwood total	$ 27,300	$ 27,152	$ 26,330

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately $30,977 of the Company's net property, plant and equipment is located in Asia.

(Dollars in thousands, except per share data)

Note 15. Condensed Consolidating Financial Information
On March 15, 2005, certain of the Company's subsidiaries became guarantors of the Company's public debt. Each subsidiary guarantor is wholly owned by the Company and organized in the United States. All guarantees are full and unconditional. Non-guarantors primarily consist of subsidiaries of the Company, which are organized outside the United States. The following condensed consolidating statements of earnings, balance sheets and statements of cash flows have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information.

Condensed Consolidating Statement of Operations
Year Ended January 28, 2006

	Kellwood Company (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net sales	$ 1,049,666	$ 840,793	$ 506,228	$ (334,543)	$ 2,062,144
Costs and expenses:					
Cost of products sold	890,887	640,680	438,659	(332,793)	1,637,433
SG&A	169,502	125,298	40,032	(1,750)	333,082
Amortization of intangible assets	333	10,352	-	-	10,685
Impairment, restructuring and related non-recurring charges	42,128	-	213	-	42,341
Interest expense, net	24,865	(142)	(1,483)	-	23,240
Intercompany interest expense, net	9,219	(9,219)	-	-	-
Other (income) and expense, net	(69)	(165)	(1,112)	-	(1,346)
Intercompany other (income) and expense, net	39,186	(39,186)	-	-	-
Earnings before income taxes	(126,385)	113,175	29,919	-	16,709
Income taxes	(58,940)	46,160	6,386	-	(6,394)
Equity in earnings of subsidiaries	90,548	1,029	-	(91,577)	-
Net earnings from continuing operations	23,103	68,044	23,533	(91,577)	23,103
Net earnings (loss) from discontinued operations	(61,516)	(6,087)	(2,050)	8,137	(61,516)
Net earnings	$ (38,413)	$ 61,957	$ 21,483	$ (83,440)	$ (38,413)

(Dollars in thousands, except per share data)

Condensed Consolidating Statement of Operations
Year Ended January 29, 2005

	Kellwood Company (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net sales	$ 1,115,383	$ 921,352	$ 560,815	$ (397,574)	$ 2,199,976
Costs and expenses:					
Cost of products sold	921,550	702,703	492,814	(396,257)	1,720,810
SG&A	172,483	133,567	41,677	(1,317)	346,410
Amortization of intangible assets	481	11,284	39	-	11,804
Interest expense, net	26,105	(951)	706	-	25,860
Intercompany interest expense, net	3,867	(3,867)	-	-	-
Other (income) and expense, net	(173)	278	(2,231)	-	(2,126)
Intercompany other (income) and expense, net	41,758	(41,758)	-	-	-
Earnings before income taxes	(50,688)	120,096	27,810	-	97,218
Income taxes	(20,248)	47,974	5,105	-	32,831
Equity in earnings of subsidiaries	94,827	(254)	-	(94,573)	-
Net earnings from continuing operations	64,387	71,868	22,705	(94,573)	64,387
Net earnings (loss) from discontinued operations	1,949	(2,409)	(195)	2,604	1,949
Net earnings	$ 66,336	$ 69,459	$ 22,510	$ (91,969)	$ 66,336

Condensed Consolidating Statement of Operations
Year Ended January 31, 2004

	Kellwood Company (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net sales	$ 923,369	$ 909,783	$ 437,164	$ (299,331)	$ 1,970,985
Costs and expenses:					
Cost of products sold	764,489	720,915	366,465	(299,331)	1,552,538
SG&A	131,261	111,301	42,894	-	285,456
Amortization of intangible assets	1,001	6,857	44	-	7,902
Interest expense, net	24,817	(1,430)	1,289	-	24,676
Intercompany interest expense, net	6,974	(6,974)	-	-	-
Other (income) and expense, net	(1,129)	(286)	(931)	-	(2,346)
Intercompany other (income) and expense, net	48,788	(48,788)	-	-	-
Earnings before income taxes	(52,832)	128,188	27,403	-	102,759
Income taxes	(21,489)	52,142	4,259	-	34,912
Equity in earnings of subsidiaries	99,190	(514)	-	(98,676)	-
Net earnings from continuing operations	67,847	75,532	23,144	(98,676)	67,847
Net earnings (loss) from discontinued operations	(456)	95	1,221	(1,316)	(456)
Net earnings	$ 67,391	$ 75,627	$ 24,365	$ (99,992)	$ 67,391

KELLWOOD COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share data)

Condensed Consolidating Balance Sheet
January 28, 2006

ASSETS	Kellwood Company (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Current Assets:					
Cash and cash equivalents	$ 430,759	$ 1,895	$ 171	$ -	$ 432,825
Receivables, net	(151,352)	422,504	22,892	-	294,044
Inventories	76,994	72,482	56,927	-	206,403
Current deferred taxes and prepaid expenses	39,334	3,591	3,432	-	46,357
Current assets of discontinued operations	61,392	1,204	79	-	62,675
Total current assets	457,127	501,676	83,501	-	1,042,304
Property, plant and equipment, net	36,007	10,333	33,397	-	79,737
Intercompany (payable) receivable	(425,194)	443,461	(18,267)	-	-
Intangible assets, net	2,556	157,471	-	-	160,027
Goodwill	5,343	198,488	-	-	203,831
Investments in subsidiaries	1,219,180	1,767	-	(1,220,947)	-
Other assets	18,176	2,616	6,066	-	26,858
Long-term assets of discontinued operations	884	-	5	-	889
Total assets	$ 1,314,079	$ 1,315,812	$ 104,702	$ (1,220,947)	$ 1,513,646
LIABILITIES AND SHAREOWNERS' EQUITY					
Current liabilities:					
Notes payable and current portion of long-term debt	$ -	$ 6	$ 13,565	$ -	$ 13,571
Accounts payable	74,488	64,879	31,547	-	170,914
Other accrued expenses	91,557	27,829	18,307	-	137,693
Current liabilities of discontinued operations	32,153	(921)	(344)	-	30,888
Total current liabilities	198,198	91,793	63,075	-	353,066
Long-term debt	469,806	-	25,000	-	494,806
Deferred income taxes and other	36,708	19,577	122	-	56,407
Shareowners' equity	609,367	1,204,442	16,505	(1,220,947)	609,367
Total liabilities and shareowners' equity	$ 1,314,079	$ 1,315,812	$ 104,702	$ (1,220,947)	$ 1,513,646

(Dollars in thousands, except per share data)

Condensed Consolidating Balance Sheet
January 29, 2005

ASSETS	Kellwood Company (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Current Assets:					
Cash and cash equivalents	$ 226,687	$ 3,278	$ 31,044	$ -	$ 261,009
Receivables, net	18,321	271,728	20,612	-	310,661
Inventories	124,367	79,178	66,313	-	269,858
Current deferred taxes and prepaid expenses	41,561	3,525	4,297	-	49,383
Current assets of discontinued operations	130,297	5,965	2,741	-	139,003
Total current assets	541,233	363,674	125,007	-	1,029,914
Property, plant and equipment, net	45,410	13,797	30,393	-	89,600
Intercompany (payable) receivable	(506,457)	461,723	44,734	-	-
Intangible assets, net	2,910	178,687	-	-	181,597
Goodwill	5,344	209,403	-	-	214,747
Investments in subsidiaries	1,296,770	737	-	(1,297,507)	-
Other assets	27,919	2,828	5,604	-	36,351
Long-term assets of discontinued operations	15,322	11,850	511	-	27,683
Total assets	$ 1,428,451	$ 1,242,699	$ 206,249	$ (1,297,507)	$ 1,579,892
LIABILITIES AND SHAREOWNERS' EQUITY					
Current liabilities:					
Notes payable and current portion of long-term debt	$ -	$ 149	$ -	$ -	$ 149
Accounts payable	83,197	48,939	26,805	-	158,941
Other accrued expenses	65,351	29,862	23,000	-	118,213
Current liabilities of discontinued operations	27,682	2,749	1,271	-	31,702
Total current liabilities	176,230	81,699	51,076	-	309,005
Long-term debt	469,652	5	-	-	469,657
Deferred income taxes and other	69,045	18,510	151	-	87,706
Shareowners' equity	713,524	1,142,485	155,022	(1,297,507)	713,524
Total liabilities and shareowners' equity	$ 1,428,451	$ 1,242,699	$ 206,249	$ (1,297,507)	$ 1,579,892

(Dollars in thousands, except per share data)

Condensed Consolidating Statement of Cash Flows
Year Ended January 28, 2006

	Kellwood Company (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net cash provided by (used in) operating activities	$ 133,501	$ 96,491	$ 36,486	$ (36,350)	$ 230,128
Investing activities:					
Additions to property, plant and equipment	(6,895)	(2,134)	(10,553)	-	(19,582)
Acquisitions, net of cash acquired	(12,178)	-	-	-	(12,178)
Receipts for subordinated note receivable	2,750	-	-	-	2,750
Dispositions of fixed assets	(4,457)	3,611	1,628	-	782
Net cash (used in) provided by investing activities	(20,780)	1,477	(8,925)	-	(28,228)
Financing activities:					
Borrowings of long-term debt	-	-	25,000	-	25,000
Net borrowings (repayments) of notes payable	-	-	13,565	-	13,565
Dividends paid	(17,361)	-	-	-	(17,361)
Stock purchases under Stock Repurchase Plan	(55,430)	-	-	-	(55,430)
Stock transactions under incentive plans	4,142	-	-	-	4,142
Intercompany dividends	160,000	(99,351)	(96,999)	36,350	-
Net cash provided by (used in) financing activities	91,351	(99,351)	(58,434)	36,350	(30,084)
Net change in cash and cash equivalents	204,072	(1,383)	(30,873)	-	171,816
Cash and cash equivalents, beginning of year	226,687	3,278	31,044	-	261,009
Cash and cash equivalents, end of year	$ 430,759	$ 1,895	$ 171	$ -	$ 432,825

(Dollars in thousands, except per share data)

Condensed Consolidating Statement of Cash Flows
Year Ended January 29, 2005

	Kellwood Company (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net cash provided by (used in) operating activities	$ 52,635	$ 91,274	$ 8,652	$ (91,377)	$ 61,184
Investing activities:					
Additions to property, plant and equipment	(14,604)	(3,133)	(9,699)	-	(27,436)
Acquisitions, net of cash acquired	(144,722)	-	-	-	(144,722)
Receipts for subordinated note receivable	2,063	-	-	-	2,063
Dispositions of fixed assets	166	134	136	-	436
Net cash used in investing activities	(157,097)	(2,999)	(9,563)	-	(169,659)
Financing activities:					
Borrowings of long-term debt	195,343	-	-	-	195,343
Repayments of long-term debt	(4,448)	-	-	-	(4,448)
Dividends paid	(17,584)	-	-	-	(17,584)
Stock transactions under incentive plans	17,495	-	-	-	17,495
Intercompany dividends	-	(86,644)	(4,733)	91,377	-
Net cash provided by (used in) financing activities	190,806	(86,644)	(4,733)	91,377	190,806
Net change in cash and cash equivalents	86,344	1,631	(5,644)	-	82,331
Cash and cash equivalents, beginning of year	140,343	1,647	36,688	-	178,678
Cash and cash equivalents, end of year	$ 226,687	$ 3,278	$ 31,044	$ -	$ 261,009

(Dollars in thousands, except per share data)

Condensed Consolidating Statement of Cash Flows
Year Ended January 31, 2004

	Kellwood Company (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net cash provided by (used in) operating activities	$ 139,245	$ 195,634	$ 48,878	$ (231,839)	$ 151,918
Investing activities:					
Additions to property, plant and equipment	(11,054)	(3,388)	(7,315)	-	(21,757)
Acquisitions, net of cash acquired	(134,537)	-	-	-	(134,537)
Receipts for subordinated note receivable	2,062	-	-	-	2,062
Dispositions of fixed assets	405	1,821	3,467	-	5,693
Net cash used in investing activities	(143,124)	(1,567)	(3,848)	-	(148,539)
Financing activities:					
Net borrowings (repayments) of notes payable	(636)	-	-	-	(636)
Repayments of long-term debt	(30,891)	-	-	-	(30,891)
Dividends paid	(16,982)	-	-	-	(16,982)
Stock transactions under incentive plans	14,292	-	-	-	14,292
Intercompany dividends	-	(202,368)	(29,471)	231,839	-
Net cash (used in) provided by financing activities	(34,217)	(202,368)	(29,471)	231,839	(34,217)
Net change in cash and cash equivalents	(38,096)	(8,301)	15,559	-	(30,838)
Cash and cash equivalents, beginning of year	178,439	9,948	21,129	-	209,516
Cash and cash equivalents, end of year	$ 140,343	$ 1,647	$ 36,688	$ -	$ 178,678

(Dollars in thousands, except per share data)

Note 16. Selected Quarterly Financial Data (Unaudited)

Quarter	First	Second	Third	Fourth
Fiscal 2005:				
Net sales	$ 553,547	$ 488,196	$ 546,961	$ 473,440
Gross profit	123,333	99,432	109,499	92,447
Net earnings (loss) from continuing operations	15,111	(6,920)	9,665	5,247
Net (loss) earnings from discontinued operations	(3,292)	(72,013)	6,523	7,266
Net earnings (loss)	$ 11,819	$ (78,933)	$ 16,188	$ 12,513
Diluted earnings (loss) per share:				
Continuing operations	$ 0.54	$ (0.25)	$ 0.36	$ 0.20
Discontinued operations	(0.12)	(2.59)	0.24	0.28
Net earnings (loss)	$ 0.42	$ (2.84)	$ 0.60	$ 0.49
Fiscal 2004:				
Net sales	$ 602,732	$ 482,517	$ 619,216	$ 495,511
Gross profit	141,205	106,710	129,476	101,775
Net earnings from continuing operations	27,033	8,487	24,974	3,893
Net (loss) earnings from discontinued operations	(722)	(742)	247	3,166
Net earnings	$ 26,311	$ 7,745	$ 25,221	$ 7,059
Diluted earnings (loss) per share:				
Continuing operations	$ 0.97	$ 0.30	$ 0.89	$ 0.14
Discontinued operations	(0.03)	(0.03)	0.01	0.11
Net earnings (loss)	$ 0.95	$ 0.28	$ 0.90	$ 0.25

Included in net earnings (loss) from continuing operations and net earnings (loss) from discontinued operations in the second quarter of 2005 were charges taken in connection with the 2005 Restructuring Plan of $25,951 and $67,398, respectively. The net charges associated with the 2005 Restructuring Plan decreased net earnings from continuing operations in the third and fourth quarters of 2005 by $7,409 and $2,146, respectively, while the net reversal of charges associated with the 2005 Restructuring Plan increased net earnings from discontinued operations in the third and fourth quarters of 2005 by $8,162 and $8,725, respectively. Reversals of previously recorded expenses were $1,233 and $1,547 for continuing operations in the third and fourth quarters of 2005, respectively, and $21,983 and $27,963 for discontinued operations in the third and fourth quarters of 2005, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a- 15(e) and 15d- 15(e)) are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting
Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Form 10-K.

Item 9A. Controls and Procedures (continued)

Remediation of the Material Weakness
As reported in Item 9A of the Annual Report on Form 10-K/A (Amendment No. 2) for the year ended January 29, 2005, the Company did not maintain effective controls over the completeness and accuracy of accruals for freight, duty and agents' commission costs.

Management took the following steps with respect to the control deficiencies, prior to the preparation of the January 28, 2006 Consolidated Financial Statements:

- Completed comprehensive walkthroughs of the business processes for accruing freight, duty and agents' commission costs at all divisions.
- Reassigned responsibilities to ensure proper review of the freight, duty and agents' commission costs accruals at the affected divisions.
- Changed accounting processes relative to the affected divisions, as necessary, such that accruals for these items will be matched against inventory received.
- Made presentations to all business unit Chief Financial Executives covering the proper analysis and processes in these areas.

As of January 28, 2006, the Company has fully remediated this material weakness in internal control over financial reporting.

Change in Internal Controls
Other than noted above, there were no other changes in the Company's internal control over financial reporting during the quarter ended January 28, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. Other Information
None.

PART III

Item 10. Directors and Executive Officers of the Registrant

(a) The information required by this Item regarding directors constitutes part of the Company's Proxy Statement for the 2006 Annual Meeting of Shareowners, under the captions "Nominees for Election to Serve Until 2008" and "Directors Continuing to Serve Until 2007," which information is incorporated herein by reference. The information regarding compliance with section 16(a) of the Securities and Exchange Act of 1934 constitutes part of the Company's Proxy Statement for the 2006 Meeting of Shareowners under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which is incorporated herein by reference.

(b) Executive Officers of the Registrant as of March 4, 2006:

Name of Officer	Age	Office and Employment During the Last Five Years
Robert C. Skinner, Jr.	51	Chairman, President and Chief Executive Officer since February 1, 2006; President and Chief Executive Officer (June 1, 2005 – January 31, 2006); President and Chief Operating Officer (2003 – June 1, 2005); Vice President and President Menswear (2002 – 2003); President Kellwood Menswear (2000 – 2002); Corporate Group Vice President of Oxford Industries (1998 – 2000)
W. Lee Capps III	58	Chief Operating Officer and Chief Financial Officer since June 1, 2005; Executive Vice President Finance and Chief Financial Officer (2003 – 2005); Senior Vice President Finance and Chief Financial Officer (2002 – 2003); Vice President Finance and Chief Financial Officer (2000 – 2002)
Stephen L. Ruzow	62	Executive Vice President and President Calvin Klein Women's Better Sportswear since September 8, 2005; Executive Vice President and President Womenswear (2003 – 2005); Vice President and President Womenswear (2003); President Womenswear (2001 – 2003); Chairman and Chief Executive Officer of Pegasus Apparel Group (1998 – 2001)
Thomas H. Pollihan	56	Executive Vice President, Secretary and General Counsel since June 1, 2005; Senior Vice President, Secretary and General Counsel (2002 – 2005); Vice President, Secretary and General Counsel (1993 – 2002)
Gregory W. Kleffner	51	Vice President Finance and Controller since June 1, 2005; Vice President Controller (2002 – 2005); Partner, Arthur Andersen (1988 – 2002)
Roger D. Joseph	64	Vice President Treasurer and Investor Relations since December 1, 2000; Vice President Treasurer (1992 – 2000)
Donna B. Weaver	55	Vice President Corporate Communications since April 24, 2002; Director Corporate Communications (1998 – 2002)

(c) The information called for with respect to the identification of certain significant employees is not applicable to the registrant.

(d) There are no family relationships between the directors and executive officers listed above. There are neither arrangements nor understandings between any named officer and any other person pursuant to which such person was selected as an officer.

(e) Each of the officers named in Item 10(b) above was elected to serve in the office indicated for a period of one year and until his successor is elected and qualified.

(f) There are no legal proceedings involving directors, nominees for directors, or officers.

(g) The information called for with respect to this item is not applicable to the registrant.

(h) The Board, in its business judgment, has determined that Mr. Larry R. Katzen and Mr. Ben B. Blount, Jr. meet the Securities and Exchange Commission's definition of audit committee financial expert and has so designated them as such. The Board has determined that Mr. Katzen and Mr. Blount are independent as such term is used under Schedule 14A of the Securities Exchange Act of 1934.

The Company has adopted a Code of Ethical Conduct for Senior Financial Officers and Financial Management. This Code applies to, and has been signed by, all key financial management personnel as well as the Chief Financial Officer and the Chief Executive Officer. The full text of the Code of Ethical Conduct for Senior Financial Officers and Financial Management is available at the Company's website at www.kellwood.com and is available in print to any shareowner who requests it. The Corporate Governance Committee determined that should any changes to or waivers of this Code of Ethical Conduct occur, such changes or waivers will be timely disclosed on the Company's website.

Item 11. Executive Compensation
The information required by this Item is set forth in the Company's Proxy Statement for the 2006 Annual Meeting of Shareowners, under the captions "Compensation of Directors," "Report of the Compensation Committee on Executive Compensation - Executive Officer Agreements," and "Compensation of Executive Officers" which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Some of the information required by this Item is set forth in the Company's Proxy Statement for the 2006 Annual Meeting of Shareowners, under the captions "Security Ownership of Certain Beneficial Owners" and "Management Ownership of Kellwood Stock," which information is incorporated herein by reference. In addition, set forth below is certain equity compensation plan information.

Equity Compensation Plan Information

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))
	(A)	(B)	(C)
Equity Compensation Plans Approved by Security Holders	2,748,295	$28.84	2,468,611
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
TOTAL	2,748,295	$28.84	2,468,611

Additional information required by this Item is set forth under the caption "Stock Plans" in Note 9 to the Consolidated Financial Statements included in the Company's 2005 Annual Report to Shareowners, which information is included in Item 8 to this Form 10-K.

The Company's 1995 Stock Option Plan provides for an annual increase in the shares available for issuance by an amount equal to 2% of the adjusted average common stock outstanding used by the Company to calculate diluted earnings per share for the preceding fiscal year. Additional shares reserved based upon the 2005 adjusted average common stock outstanding are reflected in the amounts in column (C) above.

Item 13. Certain Relationships and Related Transactions
The information required by this Item is set forth in the Company's Proxy Statement for the 2006 Annual Meeting of Shareowners, under the caption "Certain Relationships and Related Transactions," which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services
The information required by this Item is set forth in the Company's Proxy Statement for the 2006 Annual Meeting of Shareowners, under the caption "Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules
(a) Financial Statements and Schedules

(i) Financial Statements:

The following financial statements are included in this Form 10-K:

Reports of Independent Registered Public Accounting Firm

Financial Statements

(ii) Financial Statement Schedules:

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein is included in the Consolidated Financial Statements or the notes to the Consolidated Financial Statements.

(iii) Exhibits:

Exhibits filed as part of this report are listed below. Certain exhibits have been previously filed with the Commission and are incorporated herein by reference.

S.E.C. Exhibit Reference No.	Description
3.1	- Restated Certificate of Incorporation of Kellwood Company, as amended, incorporated herein by reference to Form 10-Q for the quarter ended July 31, 1987, SEC File No. 1-7340.
3.2	- By-Laws, as amended April 1, 2004, incorporated herein by reference to Form 10-Q for the quarter ended May 1, 2004, SEC File No. 1-7340.
4.1	- Indenture for senior debt securities dated as of September 30, 1997 between Kellwood Company and JPMorgan Chase Bank, formerly known as the Chase Manhattan Bank, as Trustee, under which certain of the Company's debt securities are outstanding, incorporated herein by reference to Form S-3 filed October 24, 1997, SEC File No. 333-36559.
4.4	- Rights to Acquire Series A Junior Preferred Stock, pursuant to a Rights Agreement between the registrant and Centerre Trust Company of St. Louis, incorporated herein by reference to Registration Statement on Form 8-A, effective June 24, 1986 and Amendment dated August 21, 1990, incorporated herein by reference to Form 10-Q for the quarter ended October 31, 1990, and Amendment dated May 31, 1996 incorporated herein by reference to Form 8-A/A effective June 3, 1996, SEC File No. 1-7340, and Amendment dated November 21, 2000 incorporated herein by reference to Form 10-K for the fiscal year ended February 3, 2001, SEC File No. 1-7340.
4.8	- Credit Agreement dated as of October 20, 2004 among Kellwood Company, certain commercial lending institutions, and Bank of America, N.A., as Administrative Agent and Banc of America Securities LLC as Sole Lead Arranger and Sole Book Manager incorporated herein by reference to Form 8-K dated October 21, 2004, SEC File No. 1-7340.

S.E.C. Exhibit Reference No.	Description
4.9	- Indenture for senior debt securities dated as of June 22, 2004 between Kellwood Company and Union Bank of California, N.A., as Trustee, under which certain of the Company's debt securities are outstanding, incorporated herein by reference to Form S-3 filed July 30, 2004, SEC File No. 333-117833.
4.10	- Amendment No. 1 to Credit Agreement dated as of September 1, 2005 among Kellwood Company, certain commercial lending institutions, and Bank of America, N.A., as Administrative Agent and Banc of America Securities LLC as Sole Lead Arranger and Sole Book Manager, incorporated herein by reference to Form 10-Q for the quarter ended July 30, 2005, SEC File No. 1-7340.
4.11	- Guaranty Agreement executed and delivered as of March 15, 2005, made by certain domestic subsidiaries of the Company to Union Bank of California, N.A., incorporated by reference to Exhibit 4.01 to Form 8-K filed March 15, 2005, File No. 1-7340.
4.12	- Supplemental Indenture to the 3.50% Convertible Senior Debenture Indenture, dated as of March 15, 2005, with UnionBank of California, N.A., incorporated by reference to Exhibit 4.02 to Form 8-K filed March 15, 2005, File No. 1-7340.
4.13	- Guaranty Agreement executed and delivered as of March 15, 2005, made be certain domestic subsidiaries of the Company to JPMorgan Chase Bank, as trustee, with respect to the Company's $150,000,000 7.625% 1997 Debentures due October 15, 2017 and $150,000,000 7.875% 1999 Debentures due July 15, 2009, incorporated by reference to Exhibit 4.03 to Form 8-K filed March 15, 2005, File No. 1-7340.
4.14	- Supplemental Indenture to the Master Trust Indenture, dated as of March 15, 2005, with JPMorgan Chase Bank, as trustee, governing the Company's $150,000,000 7.625% 1997 Debentures due October 15, 2017 and $150,000,000 7.875% 1999 Debentures due July 15, 2009, incorporated by reference to Exhibit 4.04 to Form 8-K filed March 15, 2005, File No. 1-7340.
10.2*	- Restricted Stock Compensation Plan of 1969, as Amended, incorporated herein by reference to Form 10-K/A (Amendment No. 1) for the fiscal year ended January 29, 2005, SEC File No. 1-7340.
10.3*	- Form of Employment Agreement regarding change of control matters dated November 30, 1984, between Kellwood Company and executive officers, incorporated herein by reference to Form 10-K for the fiscal year ended April 30, 1985, SEC File No. 1-7340.
10.4*	- 1995 Stock Option Plan For Nonemployee Directors and 1995 Omnibus Incentive Stock Option Plan, incorporated herein by reference to Appendices A & B to the Company's definitive Proxy Statement dated July 13, 1995, SEC File No. 1-7340.
10.5*	- Executive Deferred Compensation Plan, adopted and effective as of January 1, 1997; and Executive Deferred Compensation Plan Amendment, adopted March 18, 1997, incorporated herein by reference to Form 10-K for the fiscal year ended April 30, 1997, SEC File No. 1-7340.
10.6**	- Information Technology Service Agreement between Kellwood Company and Electronic Data Systems Corporation dated March 31, 2002, incorporated herein by reference to Form 10-K for the fiscal year ended February 2, 2002, SEC File No. 1-7340.
10.7*	- Corporate Development Incentive Plan As Restated, dated May 30, 2002, incorporated herein by reference to Appendix B to the Company's definitive Proxy Statement dated April 16, 2002, SEC File No. 1-7340.
10.9*	- 1995 Stock Option Plan For Nonemployee Directors As Amended, dated May 30, 2002, incorporated herein by reference to Appendix A to the Company's definitive Proxy Statement dated April 16, 2002, SEC File No. 1-7340.

S.E.C. Exhibit Reference No.	Description
10.10*	- Executive Deferred Compensation Plan II, effective as of January 1, 2005, and the Kellwood Company Deferred Compensation Plan II for Non-Employee Directors, effective as of January 1, 2005, incorporated herein by reference to Form 8-K dated December 6, 2004, SEC File No. 1-7340.
10.11*	- Form of Non-Qualified Stock Option, incorporated herein by reference to Exhibit 99.1 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.12*	- Form of Incentive Stock Option, incorporated herein by reference to Exhibit 99.2 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.13*	- Form of annual compensation term sheet for Hal J. Upbin, including the form of stock grant award under the Kellwood Corporate Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.3 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.14*	- Form of annual compensation term sheet for Robert C. Skinner, Jr., including the form of stock grant award under the Kellwood Corporate Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.4 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.15*	- Form of annual compensation term sheet for Stephen L. Ruzow, including the form of stock grant award under the Kellwood Corporate Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.5 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.16*	- Form of annual compensation term sheet for W. Lee Capps III, including the form of stock grant award under the Kellwood Corporate Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.6 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.17*	- Form of annual compensation term sheet for Thomas H. Pollihan, including the form of stock grant award under the Kellwood Corporate Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.7 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.18*	- Summary of Non-Employee Directors' Compensation, incorporated herein by reference to Form 10-K/A (Amendment No. 1) for the fiscal year ended January 29, 2005, SEC File No. 1-7340.
10.19*	- Form of Death Benefit Agreement dated June 2, 1994 entered into between the Company and each of Hal J. Upbin and Thomas H. Pollihan, effective June 2, 1994, incorporated herein by reference to Form 10-K/A (Amendment No. 1) for the fiscal year ended January 29, 2005, SEC File No. 1-7340.
10.20*	- Form of First Amendment to Death Benefit Agreement dated May 22, 2001 entered into between the Company and each of Hal J. Upbin and Thomas H. Pollihan, effective December 8, 2000, incorporated herein by reference to Form 10-K/A (Amendment No. 1) for the fiscal year ended January 29, 2005, SEC File No. 1-7340.
10.21*	- Form of Long-Term Incentive Plan of 2005, incorporated herein by reference to Exhibit 99.1 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.
10.22*	- Form of 2005 Stock Plan for Non-Employee Directors, incorporated herein by reference to Exhibit 99.2 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.
10.23*	- Consulting Agreement dated June 1, 2005, between Kellwood Company and Hal J. Upbin, incorporated herein by reference to Exhibit 99.3 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.
10.24*	- Employment Agreement dated June 1, 2005, between Kellwood Company and Robert C. Skinner, Jr., incorporated herein by reference to Exhibit 99.4 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.

S.E.C. Exhibit Reference No.	Description
10.25*	- Form of Deferred Stock Units Agreement, incorporated herein by reference to Exhibit 99.6 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.
21	- Subsidiaries of the Company, filed herewith.
23	- Consent of Independent Registered Public Accounting Firm, filed herewith.
24	- Powers of Attorney: Ms. Dickerson and Page and Messrs. Baer, Bloom, Blount, Hunter, Katzen, Skinner and Weinberg, filed herewith.
31.1	- Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	- Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32	- Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

* Denotes management contract or compensatory plan.

** Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.6 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELLWOOD COMPANY

Dated: March 17, 2006

/s/ Robert C. Skinner, Jr.
Robert C. Skinner, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following on behalf of Kellwood Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert C. Skinner, Jr. Robert C. Skinner, Jr.	Chairman, President and Chief Executive Officer	March 17, 2006
/s/ W. Lee Capps III W. Lee Capps III	Chief Operating Officer and Chief Financial Officer (principal financial officer)	March 17, 2006
/s/ Gregory W. Kleffner Gregory W. Kleffner	Vice President Finance and Controller (principal accounting officer)	March 17, 2006
Robert J. Baer*	Director	
Martin Bloom*	Director	
Ben B. Blount, Jr.*	Director	
Kitty G. Dickerson, Ph.D.*	Director	
Jerry M. Hunter*	Director	
Larry R. Katzen*	Director	
Janice E. Page*	Director	
Harvey A. Weinberg*	Director	

/s/ W. Lee Capps III
W. Lee Capps III
*Attorney-in-fact
March 17, 2006

EXHIBIT 21

PARENTS AND SUBSIDIARIES

The Company and its subsidiaries* as of March 4, 2006 are as follows:

Name of Company	State (Country) of Incorporation	Percentage of Voting Securities Owned
Kellwood Company	Delaware	Parent
American Recreation Products, Inc.	Delaware	100%
Kellwood Asia Limited	Hong Kong	100%
Smart Shirts Limited	Hong Kong	100%
South Asia Garment Limited	Hong Kong	100%
Kellwood Trading, Ltd.	Hong Kong	100%
KWD Holdings, Inc.	Delaware	100%
Tri-W Corporation	North Carolina	100%
Halmode Apparel, Inc.	Delaware	100%
Kellwood Retail Group, Inc.	Delaware	100%
Koret of California, Inc.	California	100%
Kellwood Financial Resources, Inc.	Tennessee	100%
Kellwood Financial Services, Inc.	Delaware	100%
Gerber Childrenswear, Inc.	Delaware	100%
Briggs New York, Inc.	Delaware	100%
Phat Fashions, LLC	New York	100%

* Some of the above subsidiaries also have subsidiaries, which are not listed because, in the aggregate, they are not considered to be significant.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-98395, 033-64847, 333-98393, 333-128119 and 333-124076) of Kellwood Company of our report dated March 16, 2006, relating to the financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
March 17, 2006

EXHIBIT 24

POWER OF ATTORNEY

The undersigned, directors of Kellwood Company (the Company), do hereby constitute and appoint Robert C. Skinner, Jr. or W. Lee Capps III as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, to sign the Company's Form 10-K Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 as Amended for the fiscal year ended January 28, 2006, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorney-in-fact full power and authority to sign such document on behalf of the undersigned and to make such filing, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that the attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: March 9, 2006

/s/ Robert J. Baer
Robert J. Baer

/s/ Martin Bloom
Martin Bloom

/s/ Ben B. Blount, Jr.
Ben B. Blount, Jr.

/s/ Kitty G. Dickerson
Kitty G. Dickerson, Ph.D.

/s/ Jerry M. Hunter
Jerry M. Hunter

/s/ Larry R. Katzen
Larry R. Katzen

/s/ Janice E. Page
Janice E. Page

/s/ Robert C. Skinner, Jr.
Robert C. Skinner, Jr.

/s/ Harvey A. Weinberg
Harvey A. Weinberg

EXHIBIT 31.1

CERTIFICATION

I, Robert C. Skinner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended January 28, 2006, of Kellwood Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2006

/s/ Robert C. Skinner, Jr.
Robert C. Skinner, Jr.
Chairman, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, W. Lee Capps III, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended January 28, 2006, of Kellwood Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2006

/s/ W. Lee Capps III
W. Lee Capps III
Chief Operating Officer and Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kellwood Company (the Company) on Form 10-K for the period ended January 28, 2006 as filed with the Securities and Exchange Commission on the date hereof (the Report), each of the undersigned hereby individually certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;

and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered in the Report.

/s/ Robert C. Skinner, Jr.
Robert C. Skinner, Jr., Chairman, President and Chief Executive Officer

March 17, 2006

/s/ W. Lee Capps III
W. Lee Capps III, Chief Operating Officer and Chief Financial Officer

March 17, 2006

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Kellwood Company and will be retained by Kellwood Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Form 10-K and shall not be considered filed as part of the Form 10-K.

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Gerber Childrenswear

From morning through night and all the playtime in between, we provide the best choice in baby essentials from our one-piece underwear to our fashion apparel, as well as bath and bedding items. Gerber Onesies® is our flagship product, and the Gerber brand ranks number one in trust, trial, and loyalty as well as brand and advertising awareness.

Other

SOFT GOODS



Recreation Products

American Recreation Products is synonymous with great brands and high quality functional outdoor gear. Our reputation has been built on providing innovative products to address the needs of virtually all market segments from backpacking and hiking to recreational family camping. Ranking number two in the recreational camping industry, our products are sold under the name brands of Sierra Designs,® Kelty,® Slumberjack,® Swiss Gear by Wenger,™ Eddie Bauer,® and Wenzel® brand names.

Women's Sportswear

Briggs New York

38 Guest Street
Brighton, MA 02135
617-787-7700
617-783-4395 Fax

Chief Executive Officer:
Richard Rosenberg

Key Brands:
Briggs New York,® Pantology®

Products:
Women's pants and skirts.

Calvin Klein Women's Better Sportswear

360 Park Avenue South,
2nd Floor
New York, NY 10010
212-798-3800
212-798-3888 Fax

President:
Stephen L. Ruzow

Key Brands:
Calvin Klein®(1)

Products:
Women's better sportswear.

Halmode Apparel, Inc.

1400 Broadway,
11th & 16th Floors
New York, NY 10018
212-564-7800
212-398-6462 Fax

Chief Executive Officer:
Jay Diamond

President:
Bea Myerson

Key brands:
Emma James,®(2)
Koret,® J.H.Collectibles,®(2)
Liz Claiborne,®(2) Miss Dorby,™
Plaza South,™ Sag Harbor®

Products:
Women's dresses and suits.

Kellwood Western Region

13071 East Temple Avenue
City of Industry, CA 91746
626-934-4122
626-934-4128 Fax

Chief Executive Officer:
Arthur K. Gordon

David Meister
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4111
626-934-4112 Fax

Chairman and Creative Director:
David Meister

Key Brands:
David Meister™(3)

Products:
Day and eveningwear dresses and sportswear.

E•N•C
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4111
626-934-4112 Fax

President:
Penny Aschkenasy

Key Brands:
Sangria™

Products:
Sportswear and dresses.

Junior Apparel Division
1407 Broadway,
Suite 206
New York, NY 10018
212-596-0400
212-391-2991 Fax

Group President:
Caren Belair

My Michelle
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4166
626-934-4165 Fax

Key Brands:
Jolt,™ Rewind,™ My Michelle®

Products:
Dresses, sportswear, and denim for juniors and girls.

XOXO
1466 Broadway,
Room 704
New York, NY 10036
212-575-0273
212-575-0309 Fax

President:
Suzanne Desiderio

Key Brands:
XOXO®(4)

Products:
Junior dresses and sportswear.

Koret

505 14th Street
Oakland, CA 94612
510-622-7000
510-622-7292 Fax

President and Chief Executive Officer:
Stephen F. Powers

Key Brands:
Koret,® Napa Valley®

Products:
Women's sportswear.

Lifestyle Design Group

1407 Broadway,
Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

Chief Executive Officer:
Paul A. Robb

IZOD Womenswear
1411 Broadway,
2nd Floor
New York, NY 10018
212-730-0664
646-728-6699 Fax

President:
Suzanne J. Karkus

Key Brands:
IZOD®(5)

Products:
Women's sportswear.

O Oscar — An Oscar De La Renta Company
1407 Broadway,
Suite 610
New York, NY 10018
212-515-2631
212-354-6179 Fax

President:
Maria C. Viccaro

Key Brands:
O Oscar — An Oscar de la Renta Company™(6)

Products:
Women's sportswear.

Sag Harbor
1407 Broadway,
Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

President:
Fran Boland

Key Brands:
Sag Harbor,® Sag Harbor® Jeans

Products:
Women's sportswear, denim, handbags, footwear, and accessories.

New Campaign, Inc.

550 7th Avenue,
11th Floor
New York, NY 10018
212-355-7656
212-355-1100 Fax

President and Chief Executive Officer:
Margie Greenlees

Key Brands:
Ralph Lauren,®(7) Polo Ralph Lauren,®(7) Lauren Ralph Lauren,®(7) Chaps,®(7) IZOD®(5) Accessories

Products:
Belts, handbags, small leather goods, and other accessories.

Men's Sportswear

Phat Fashions

512 Seventh Ave,
29th Floor
New York, NY 10018
212-798-3100
212-798-3105 Fax

Chief Executive Officer:
Russell Simmons

President:
Bernt Ullmann

Key Brands:
Phat Farm,® Baby Phat®

Products:
Men's and women's sportswear.

Smart Shirts Ltd.

55 King Yip Street
Kwun Tong, Kowloon
Hong Kong
011-852-279-75111
011-852-234-32715 Fax

Managing Director:
Jesse C.P Zee

Key Brands:
Claiborne® (8) dress shirts,
Crazy Horse,® (8) Axcess,® (8)
Dockers® (9) dress shirts,
Nautica® (10) dress shirts,
Northern Isles,® private labels

Products:
Men's sportswear, dress and sport shirts, sweaters and woven tops.

Other Soft Goods

American Recreation Products, Inc.

1224 Fern Ridge Parkway,
2nd Floor
Saint Louis, MO 63141
314 576-8000
314 576-8072 Fax

President:
George J. Grabner, Jr.

Key Brands:
Eddie Bauer,® (11) Kelty,®
Sierra Designs,® Slumberjack,®
SwissGear,™ (12) Wenzel,®
Wenger® (12)

Products:
Tents, sleeping bags, backpacks, outdoor technical clothing and related camping accessories.

Gerber Childrenswear, Inc.

7005 Pelham Road
Greenville, SC 29615
864-987-5200
864-987-5499 Fax

New York Office
1333 Broadway,
Suite 700
New York, NY 10018
212-268-5100
212-268-5122 Fax

President:
Gary F. Simmons

Key Brands:
Beginnings "the best place to start,"™ Curity,® (13)
Gerber,® (14) Onesies®

Products:
Underwear, undershirts, layette, sleepwear, bedding, bath, cloth diapers, training pants, hosiery, bibs, and gift sets.

(1) Women's Better Sportswear manufactured under license from Calvin Klein, Inc. owner of the Calvin Klein® trademark.
(2) Manufactured under license from L.C. Licensing, Inc. owner of the trademarks Emma James,® J.H. Collectibles,® and Liz Claiborne®
(3) Manufactured under license from David Meister owner of the trademark David Meister.™
(4) Manufactured under license from Global Brand Holdings, LLC., owner of the trademark XOXO®
(5) Manufactured under license from Phillips-Van Heusen Corporation, owner of the trademark IZOD®
(6) Women's Moderate Updated Sportswear manufactured under license from Oscar de la Renta, Ltd., owner of the trademark O Oscar An Oscar de la Renta Company.™
(7) Manufactured under license from PRL USA, Inc. and Polo Ralph Lauren Corporation, owner of the trademarks Polo Ralph Lauren,® Ralph Lauren,® Lauren Ralph Lauren,® and Chaps®
(8) Dress shirts manufactured under license from L.C. Licensing, Inc., owner of the trademarks Axcess,® Claiborne,® Crazy Horse®
(9) Woven dress shirts manufactured under license from Levi Strauss & Co., owner of the trademark Dockers®
(10) Woven dress shirts manufactured under license from Nautica Apparel, Inc., owner of the trademark Nautica®
(11) Manufactured under license from Eddie Bauer Diversified Sales, L.C.C., owner of trademark Eddie Bauer®
(12) Manufactured under license from Wenger, NA.
(13) Manufactured under license from Tyco Healthcare Group, owner of the trademark Curity®
(14) Manufactured under license from Gerber Products Co., owner of the trademark Gerber®

Board of Directors

Robert J. Baer[2, 4]
Chairman
St. Louis Metropolitan
Sewer District
President Emeritus
UniGroup, Inc.
Director
Stifel Financial Corp.

Martin Bloom[1, 2]
Chairman
MBI Associates

Ben B. Blount, Jr.[1]
Retired Director, Chief Financial Officer and Executive Vice President Finance, Planning and Administration
Oxford Industries, Inc.

Kitty G. Dickerson, Ph.D.[1, 4]
Author, Professor and Chair,
Department of Textile
and Apparel Management
University of Missouri-Columbia

Jerry M. Hunter[3, 4]
Partner
Bryan Cave
St. Louis, Missouri

Larry R. Katzen[1, 2, 3]
Retired Managing Partner
Great Plains Region,
Arthur Andersen
St. Louis, Missouri

Janice E. Page[2, 3, 4]
Director
R.G. Barry Corp.
American Eagle Outfitters, Inc.

Robert C. Skinner, Jr.[3]
Chairman, President
and Chief Executive Officer
Kellwood Company

Harvey A. Weinberg[1]
Director
Syms Corp.
R.G. Barry Corp.

Committees
(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Corporate Governance Committee

Officers

Robert C. Skinner, Jr.
Chairman, President
and Chief Executive Officer

W. Lee Capps III
Chief Operating Officer
and Chief Financial Officer

Thomas H. Pollihan
Executive Vice President,
Secretary and General Counsel

Stephen L. Ruzow
Executive Vice President
and President of Calvin Klein
Women's Better Sportswear

Gregory W. Kleffner
Vice President Finance
and Controller

Roger D. Joseph
Vice President Treasurer
and Investor Relations

Donna B. Weaver
Vice President Corporate
Communications

Shareowner Information

Annual Meeting

The Annual Meeting of shareowners will be held at 9 a.m. on Thursday, June 1, 2006, at:

Kellwood Company
600 Kellwood Parkway
Chesterfield, MO 63017

Shareowner Information

Communication regarding all shareowner records should be directed to the Company's transfer agent and registrar:

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

Inquiries concerning matters of general interest to shareowners should be sent to Anne Mykins, Legal Assistant at Kellwood headquarters,
anne_mykins@kellwood.com

Dividend Reinvestment Plan

A dividend reinvestment plan is offered to shareowners as an affordable and convenient way to increase your holdings in Kellwood Company common stock. The plan provides for the automatic reinvestment of your dividends and voluntary cash payments.

For more information on the program, contact:

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 278-4353
www.amstock.com

For more information about Kellwood, the Company can be accessed via the Internet at www.kellwood.com.

Annual and 10-K Reports

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is enclosed here within and is available to shareowners without charge. The Company has filed its CEO/CFO certifications required by Section 302 as exhibits to the Form 10-K.

Your written request should be directed to:

Thomas H. Pollihan
Executive Vice President, Secretary
and General Counsel
tom.pollihan@kellwood.com

Kellwood Company
P.O. Box 14374
St. Louis, MO 63178

Additional copies of the annual report to shareowners are available by contacting the Corporate Communications department at the above address or at the following e-mail address:
corp_communications
@kellwood.com

NYSE Certification

The Company's CEO has certified to the New York Stock Exchange that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards. This certification was submitted to the New York Stock Exchange on June 23, 2005.

Stock Data

The common stock of Kellwood Company is traded on the New York Stock Exchange (NYSE) under the trading symbol of KWD.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

KELLWOOD

Kellwood Company
600 Kellwood Parkway
Chesterfield, Missouri 63017
314.576.3100

www.kellwood.com